    As filed with the Securities and Exchange Commission on December 6, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------
                            CHORDIANT SOFTWARE, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                             ---------------------

           Delaware                         7372                       93-1051328
 (State or other jurisdiction    Primary Standard Industrial        (I.R.S. Employer
     of incorporation or
        organization)            Classification Code Number        Identification No.)

                     20400 Stevens Creek Blvd., Suite #400
                              Cupertino, CA 95014
                                 (408) 517-6100
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                             ---------------------
                              Samuel T. Spadafora
                            Chordiant Software, Inc.
          President, Chief Executive Officer and Chairman of the Board
                      20400 Stevens Creek Blvd., Suite 400
                              Cupertino, CA 95014
                                 (408) 517-6100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                             ---------------------
                                   Copies to:

            Craig E. Dauchy, Esq.                            Curtis L. Mo, Esq.
            Eric C. Jensen, Esq.                            J. Omar Mahmud, Esq.
             Cooley Godward LLP                              Julie Freese, Esq.
            Five Palo Alto Square                     Brobeck, Phleger & Harrison LLP
             3000 El Camino Real                           Two Embarcadero Place
             Palo Alto, CA 94306                               2200 Geng Road
                                                            Palo Alto, CA 94303

                             ---------------------
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [_]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                                                    Proposed        Proposed
                                      Amount        Maximum          Maximum       Amount of
    Title of Securities to Be          to Be     Offering Price     Aggregate     Registration
           Registered              Registered(1)  Per Share(2)  Offering Price(2)     Fee
----------------------------------------------------------------------------------------------
Common Stock, $0.001 par value..     5,175,000       $10.00        51,750,000       $13,662
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)Includes 675,000 shares the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act.
                             ---------------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 6, 1999

PRELIMINARY PROSPECTUS


                       [LOGO OF CHORDIANT SOFTWARE, INC.]


                                4,500,000 Shares

                                  Common Stock

  Chordiant Software, Inc. is offering 4,500,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "CHOR." We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

                                --------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 8.

                                --------------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Proceeds to Chordiant...........................................   $       $

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  We have granted the underwriters a 30-day option to purchase up to an additional 425,000 shares of our common stock to cover over-allotments. Certain stockholders have granted the underwriters a 30-day option to purchase up to an additional 250,000 shares of our common stock to cover over-allotments.

                                --------------

Robertson Stephens
                 Dain Rauscher Wessels
                                                      Thomas Weisel Partners LLC

                  The date of this prospectus is        , 1999

                      [INSIDE FRONT COVER OF PROSPECTUS]

    Front Cover:

    The inside front cover graphic for Chordiant will be a single page (not gate folded):

    On the top inch and a half of the front inside cover there will be the Chordiant logo on the far left hand side of the page and on the far right hand side of the page will read e-Business Infrastructure Software.

    In the upper middle of the page the following graphic will appear:

    The graphic is circular in shape with three layers of circles. There is a woman in the center of the graphic smiling on the telephone and she is labeled CUSTOMER, which is written, on the bottom of the inner circle. Around the woman, who is central in the graphic, you have another circle which is labeled CUSTOMER TOUCH-POINTS which is written on the bottom of the 2nd layer of the circle. The second layer of the circle has images of 8-10 men and women who are on the telephone and working with computers. Five words are written in square blocks (equal distant apart) inside the second circle: FAX, INTERNET, PHONE, EMAIL, DIGITAL TV. The outer layer of the circle is labeled E-BUSINESS INFRASTRUCTURE, which is written on the bottom of the outer layer. The outer layer of the circle has a shadow of a woman on the bottom left of the outer circle and a vertical view of 3 skyscrapers. Eight words are written in oval blocks (equal distant apart) inside the outer layer of the circle: CUSTOMER DATABASE, SALES, MARKETING, CUSTOMER SERVICE, FIELD SERVICE, PRODUCT OFFERING, BILLING, FULFILLMENT.

    Three-quarters of the way down the Front Inside Cover will read:

    Chordiant provides e-business infrastructure software that enables companies to offer their customers highly personalized marketing, sales programs, e-business services, and customer support across multiple communication channels.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "Chordiant," "we," "us," and "our" refer to Chordiant Software, Inc. and its wholly owned subsidiary.

                             --------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  20
Use of Proceeds..........................................................  21
Dividend Policy..........................................................  21
Capitalization...........................................................  22
Dilution.................................................................  23
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  25
Business.................................................................  36
Management...............................................................  50
Certain Transactions.....................................................  63
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  68
Shares Eligible for Future Sale..........................................  70
Underwriting.............................................................  72
Legal Matters............................................................  75
Experts..................................................................  75
Where You Can Find More Information......................................  75
Index to Financial Statements............................................ F-1

                             --------------------

    Except as otherwise indicated, information in this prospectus is based on the following assumptions:

  . the conversion of all our outstanding shares of preferred stock and convertible debentures into shares of common stock upon the closing of this offering;

  .  no exercise of the underwriters' over-allotment options;

  . the filing of our amended and restated certificate of incorporation prior to the closing of this offering; and

  .  a 1 for 2 reverse stock split.

    Chordiant and the Chordiant logo are registered trademarks of Chordiant. WSOP, CCS-Customer Communications Solution and One Click, One Call, One Customer are trademarks of Chordiant. This prospectus also includes trademarks owned by other parties. All other trademarks mentioned are the property of their respective owners.

                     Dealer Prospectus Delivery Obligation

    Until     , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                    SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully.

                            Chordiant Software, Inc.

    Chordiant provides e-business infrastructure software that enables companies to offer their customers highly personalized marketing, sales programs, e-business services and customer support across multiple communication channels. These channels include the Internet, e-mail systems, automated telephony self-service systems, and customer service representatives in call centers, and retail outlets. We believe that companies that use organization-wide customer information to provide consistent customer support through interactions across multiple channels will be able to compete more successfully in the rapidly changing Internet economy.

    Today, customers are placing increasing value on convenient access to products, information and services. To be successful in the next generation of online commerce, commonly referred to as e-business, companies have begun taking a customer-centric approach. To attract and retain customers, we believe that companies must develop and execute a new set of online strategies that provide users with relevant and targeted experiences each time interactions take place.

    Our product provides a customer-centric e-business solution designed to improve the ability to attract, engage and retain customers on a personalized basis, understand their needs and preferences and provide consistent interactions with customers through any communication channel. We believe that companies that use our product can increase the lifetime value of their customers through improved retention rates and linked selling opportunities. Our software is designed to enable companies to:

  .  develop a comprehensive single view of the customer;

  .  use automated, sophisticated decision making processes;

  . offer their customers consistent experiences across multiple communications channels; and

  .  utilize standard and customizable business services.

    Our Customer Communications Solution, or CCS, software product, is comprised of a suite of applications, and includes standard business services, a workflow engine and enterprise integration services supporting network, telephony, legacy and data management interfaces. The product is licensed to our customers as a complete e-business infrastructure system. CCS includes a customer service representative application, a Web communications application and an e-mail communications interface application.

    We license our product and provide related services primarily through our direct sales organization, complemented by the selling and support efforts of systems integrators. We target our product towards multinational market leaders in business-to-consumer industries, particularly companies in the financial services, telecommunications, retail, direct merchandise, travel and leisure and automotive industries. Our customers as of November 30, 1999, include Bank One International, Cable & Wireless Communications, Canadian Tire Acceptance Limited, Chase Manhattan Mortgage Corporation, First USA Bank, General Motors' OnStar division, KLM Royal Dutch Airlines, NedCorp Bank RSA, Thomas Cook Global Services, Total System Services, Inc. and Ventura.

    Our objective is to continue to provide leading-edge e-business infrastructure software that enables companies to offer their customers personalized interactions across multiple communications channels to increase the lifetime value of their customers.

    To achieve this goal we intend to:

  . continue to devote substantial resources to the development of new and innovative products;

  . maintain and seek strategic alliances to assist in developing, marketing, and selling our product;

  . continue to target global leaders in our primary business-to-consumer markets by providing solutions to the financial services, telecommunications, travel and leisure, and retail industries, including many Internet-only businesses that compete in these segments;

  . aggressively grow our global presence by expanding our worldwide field sales, marketing and services organizations; and

  .  continue to grow through building our referenceable customer base.

    Our principal executive offices are located at 20400 Stevens Creek Blvd., Suite 400, Cupertino, CA 95014, and our telephone number is (408) 517-6100. Our Internet address is www.chordiant.com. The information on our Web site is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

                                  The Offering

 Common stock offered................................ 4,500,000 shares

 Common stock to be outstanding after this offering.. 34,594,801 shares

 Use of proceeds..................................... General corporate purposes, including
                                                      working capital and
                                                      capital expenditures. See
                                                      "Use of Proceeds."

 Proposed Nasdaq National Market symbol.............. CHOR

                              --------------------

    The number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' over-allotment options. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of November 18, 1999, and excludes:

  . 7,824,162 shares subject to options outstanding as of November 18, 1999, at a weighted average exercise price of $1.75 per share

  . 1,071,509 additional shares that we could issue under our equity incentive stock option plan;

  . 700,000 shares that we could issue under our non-employee directors' stock option plan; and

  . 2,000,000 shares that we could issue under our employee stock purchase plan.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                           Nine Months Ended
                               Year Ended December 31,       September 30,
                              ---------------------------  ------------------
                               1996      1997      1998      1998      1999
                              -------  --------  --------  --------  --------
                                 (in thousands, except per share data)
                                                              (unaudited)
Consolidated Statement of
  Operations Data:
Net revenues:
 License..................... $    --  $  1,142  $  4,360  $  2,634  $  5,325
 Service.....................   2,312     1,766     8,105     3,345     6,922
                              -------  --------  --------  --------  --------
     Total net revenues......   2,312     2,908    12,465     5,979    12,247
Cost of net revenues.........   2,353     1,535     9,372     4,392     9,983
                              -------  --------  --------  --------  --------
Gross profit (loss)..........     (41)    1,373     3,093     1,587     2,264
Loss from operations.........  (7,642)  (11,923)  (17,880)  (12,699)  (14,759)
Net loss.....................  (7,562)  (11,593)  (17,440)  (12,288)  (15,436)
                              =======  ========  ========  ========  ========

Net loss per share:
 Basic and diluted........... $ (1.51) $  (2.31) $  (3.44) $  (2.44) $  (2.93)
                              =======  ========  ========  ========  ========
 Weighted average shares.....   5,002     5,009     5,075     5,034     5,264
                              =======  ========  ========  ========  ========
Pro forma net loss per share
  (unaudited):
 Basic and diluted...........                    $  (0.81)           $  (0.67)
                                                 ========            ========
 Weighted average shares.....                      21,524              23,086
                                                 ========            ========

                                                     September 30, 1999
                                               -------------------------------
                                                Actual   Pro Forma As Adjusted
                                               --------  --------- -----------
                                                        (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents..................... $ 21,077   $21,077    $57,642
Working capital...............................    7,368     7,368     43,933
Total assets..................................   27,276    27,276     63,841
Borrowings....................................   15,141     5,141      5,141
Deferred revenues.............................    7,763     7,763      7,763
Mandatorily redeemable convertible preferred
  Stock.......................................   51,109        --         --
Stockholders' equity (deficit)................  (52,207)    8,902     45,467

    See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

    The pro forma consolidated balance sheet data reflects the conversion of outstanding shares of Mandatorily Redeemable Convertible Preferred Stock and convertible debt that will be effective upon the closing of this offering. The as adjusted balance sheet data reflects the net proceeds from the sale by us of shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, after deducting underwriting discounts and commissions and offering expenses, and our estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    This offering and an investment in our common stock involve a high degree of risk. Please carefully consider the following risk factors and the other information in this prospectus before deciding to purchase shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently see as immaterial may also impair our business. Any of the following risks could seriously harm our business and results of operations. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

                           Risks Related to Chordiant

Because our short operating history makes it difficult to evaluate our prospects, our future financial performance may disappoint securities analysts or investors and result in a decline in our stock price.

    Until September 1997, we were engaged primarily in the research and development of our CCS software product. We licensed our first product in September 1997 and our sales and service organizations are relatively new and still growing. Because of our short operating history, we have limited insight into trends that may emerge in our market and affect our business. The revenue and income potential of our product is unproven. As a result of our short operating history, we have limited financial data that you can use to evaluate our business. You must consider our prospects in light of the risks, expenses and challenges we might encounter because we are at an early stage of development in a new and rapidly evolving market.

We have a history of losses, we expect to continue to incur losses and we may not achieve or maintain profitability, which may cause our stock price to decline.

    We have incurred quarterly and annual losses since we were formed, and we expect to continue to incur losses on both a quarterly and annual basis for the foreseeable future. We incurred net losses of $7.6 million for 1996, $11.6 million for 1997, $17.4 million for 1998 and $15.4 million for the nine months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $54.9 million. Moreover, we expect to continue to incur significant sales and marketing and research and development expenses and to establish additional sales offices domestically and internationally, and, as a result, we will need to generate significant revenues to achieve and maintain profitability. Although our revenues have grown in recent quarters, we cannot be certain that we can sustain this growth or that we will generate sufficient revenues to achieve profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

Our operating results fluctuate significantly and an unanticipated decline in revenues may disappoint securities analysts or investors and result in a decline in our stock price.

    Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. If our operating results are below the expectations of any securities analysts that may analyze our company, or investors, our stock price is likely to decline. We believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance. Although our revenues have grown in recent quarters, our revenues may not grow and prospective investors should not use these past results to predict future operating margins or financial results.

    Our revenues and operating results depend upon the volume and timing of customer orders and payments, the date of product delivery and the timing of actual product implementation by our customers. We have historically recognized most of our license and services revenue using the percentage-of-completion method using labor hours incurred as the measure of progress towards completion of implementation of our product and we expect this practice to continue. As a result, we expect to have amounts billed to customers in excess of revenues recognized and we will record these amounts as deferred revenues. Since a large portion of our revenues each quarter is expected to be recognized from deferred revenues, our quarterly revenues will depend primarily upon the schedule of product implementation by our customers. If one or more customers, or their system integrator, does not complete product implementations or experiences delays implementing a project, we may not be able to recognize revenues when anticipated, causing our quarterly results to fluctuate and fall below anticipated levels. This could cause our stock price to decline.

    Historically, a substantial portion of new customer orders have been booked in the third month of the calendar quarter, with a concentration of these bookings in the last two weeks of the third month. We believe this is primarily due to the budgeting cycles and timing of purchasing decisions by our customers. We expect this trend to continue and, therefore, any failure or delay in bookings would have an adverse effect on our quarterly operating results, financial position and cash flows.

We have limited experience with large-scale deployments and if our product does not scale to operate in a company-wide environment, we may lose sales and suffer decreased revenues.

    Our success requires that our product be highly scalable, or able to accommodate substantial increases in the number of users. However, we are just beginning to deploy our CCS product in large-scale or "enterprise" environments. To date, no large-scale deployment has been operating at any customer site and our products are currently being used by only a limited number of users. Our product is expected to be deployed on a variety of computer hardware platforms and to be used in connection with a number of third-party software applications by personnel who may have not previously used application software systems or our product. Such deployment presents very significant technical challenges, which are difficult or impossible to predict, particularly as large numbers of users attempt to use our products concurrently. If our customers are not able to customize and deploy our product successfully and on a timely basis to the number of anticipated users, customers may not complete expected product deployments, which would prevent recognition of revenues and materially affect the financial condition of our business. We have in the past had disputes with customers concerning product performance. One dispute, from a 1995 consulting agreement, resulted in contractually-required mediation and one, from a 1997 CCS product license, resulted in litigation. Each matter was settled. In addition to revenues from previously licensed products, we expect that a significant percentage of any future revenues will be derived from additional sales to existing customers. However, such customers are not contractually committed to purchase additional product licenses. If existing customers have difficulty deploying our product or for any other reason are not satisfied with our product, it could have a material adverse effect on our reputation and reduce future revenues.

Our product has a long sales and implementation cycle, which makes it difficult to predict our quarterly results and may cause operating results to vary significantly.

    The licensing of our CCS product is often an enterprise-wide decision that generally requires us to provide a significant level of education to prospective customers regarding the use and benefits of our product. The implementation of our products involves significant commitment of resources and is commonly associated with substantial implementation efforts that may be performed by us, the customer or third-party system integrators. Customers generally consider a wide range of issues before committing to purchase our product, including product benefits, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability. Many customers will be addressing these issues for the first time. The cost to the customer of our product is typically only a portion of the related hardware, software, development, training and integration costs of the entire project. Because of these and other reasons, the commitment to license our products requires significant technical review and senior level management approval. As a result of these factors, the period between initial contact with a prospective customer and the implementation of our product is often lengthy, ranging to date from between approximately three and twenty-four months. Any delays in the sale and implementation of our product could cause reductions in our revenues and cause our operating results to vary significantly from quarter to quarter.

Because a small number of customers account for a substantial portion of our software license revenues, our revenues could decline if we lose a major customer.

    We derive a significant portion of our software license revenues in each quarter from a limited number of customers. In 1998, sales to our four largest customers, KLM Royal Dutch Airlines, Thomas Cook Global Services, Canadian Tire Acceptance Limited and Chase Manhattan Mortgage Corporation accounted for 36%, 19%, 14% and 12% of our total net revenues. For the nine months ended September 30, 1999, revenues from Chase Manhattan Mortgage Corporation and First USA Bank accounted for 29% and 22% of our total net revenues. We expect that a limited number of customers will continue to account for a substantial portion of our revenues for the foreseeable future. As a result, if we lose a major customer, if a contract is delayed, cancelled or deferred or if an anticipated product implementation is not made, our revenues would be adversely affected. In addition, customers that have accounted for significant revenues in the past may not continue to generate revenues in any future period and, therefore, our failure to obtain new significant customers or additional orders from existing customers would materially affect our operating results.

Defects in our product could diminish demand for our products and result in loss of revenues, delay in market acceptance and injury to our reputation.

    Complex software products like ours may contain undetected errors or defects, including year 2000 related errors, that may be detected at any point in the life of the product. Although we conduct extensive product-testing during product development, we have in the past discovered software errors in our products and as a result have experienced delays in shipment of products. The latest version of our CCS product was only introduced in October, 1999. Errors may be found from time to time in our new or enhanced products after commencement of commercial shipments, such as this latest version of our product, resulting in loss of revenues, delay in market acceptance and sales, diversion of development and engineering resources, injury to our reputation or increased warranty and repair costs.

Our revenues will likely decline if we do not develop and maintain successful relationships with EDS and other system integrators.

    System integrators install and deploy our product, in addition to those of our competitors, and perform custom integration of systems and applications. Some system integrators engage in joint marketing and sales efforts with us. If these relationships fail, we will have to devote substantially more resources to the sales and marketing, implementation and support of our product than we would otherwise, and our efforts may not be as effective as those of the system integrators, thereby reducing revenues. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. We rely upon these firms for recommendations of our product during the evaluation stage of the purchasing process, as well as for implementation and customer support services. A number of our competitors have stronger relationships with these system integrators and, as a result, these system integrators may be more likely to recommend competitors' products and services. In addition, a number of our competitors have relationships with a greater number of these system integrators and, therefore, have access to a broader base of enterprise customers. Our failure to establish or maintain these relationships would significantly harm our ability to license our software product.

    In particular, we have established a non-exclusive relationship with Electronic Data Systems Corporation, or EDS, a large system integrator and one of our principal stockholders. A significant portion of our revenues have historically been derived from customers for whom EDS has been engaged to provide system integration services. Deterioration of our relationship with EDS could have a material adverse effect on our business. We are currently investing, and plan to continue to invest, significant resources to develop system integrator relationships. Our operating results could be adversely affected if these efforts do not generate license and service revenues necessary to offset this investment.

We may suffer product deployment delays, a lower quality of customer service and increased expenses if sufficient system integrator implementation teams are not available.

    System integrators help our customers install and deploy our product. These system integrators are not contractually required to implement our product, and competition for these resources may preclude us from obtaining sufficient resources to provide the necessary implementation services to support our needs. If the number of installations of our product exceeds our access to the resources from system integrators or other third parties, we will be required to provide these services internally, which would significantly limit our ability to meet our customers' implementation needs, increase our expenses and adversely affect our gross margins. In addition, we cannot control the level and quality of service provided by our current and future implementation partners.

To date, our sales have been concentrated in the financial services, travel, automotive and telecommunications markets and if we are unable to continue sales in these markets or successfully penetrate new markets, our revenues may decline.

    Sales of our products and services in four markets--financial services, travel and leisure, automotive and telecommunications--accounted for 98% of total net revenues in 1998 and 97% of our total net revenues for the nine months ended September 30, 1999. We expect that revenues from these four markets will continue to account for a substantial portion of our total net revenues in 2000. We are targeting expansion in additional markets defined by industries where e-business software is highly strategic and promotes competitive advantage, including manufacturing, retail and insurance. If we are unable to successfully increase penetration of our existing markets or achieve sales in these additional markets, or if the overall economic climate of our target markets deteriorates, our revenues may decline.

Our dependence on service revenues, which have historically had a negative gross margin, could adversely impact our overall gross margin and operating results.

    We anticipate that services revenues will continue to represent a significant percentage of total net revenues as we continue to provide consulting and training services and maintenance and support related to our product. To increase services revenues, we must expand our services organization, successfully recruit and train a sufficient number of qualified services personnel, and obtain renewals of current maintenance contracts by our customers.

    Although providing services to our customers is an important part of our business, services revenues have lower gross margins than license revenues. As a result, an increase in the percentage of total net revenues represented by services revenues or an unexpected decrease in license revenues could have a detrimental impact on our overall gross margins and our operating results.

Many of our key personnel are relatively new and must be integrated into our organization, if we do not successfully hire additional qualified personnel, our revenues and operating results could be adversely affected.

    We have recently experienced a period of rapid growth and expansion, which places significant demands on our managerial, administrative, operational, financial and other resources. From September 30, 1997 to September 30, 1999, we expanded from 70 to 127 employees. Our new employees include a number of key sales, managerial, marketing, technical and operations personnel who have not yet been fully integrated into our organization.

    We also plan to add additional personnel and expand the geographic scope of our operations. Our rapid growth and expansion places significant demands on our managerial, administrative, operational, financial and other resources. To accommodate continued anticipated growth and expansion, we will be required to:

  . improve existing and implement new operational and financial systems, procedures and controls; and

  .  hire, train, manage, retain and motivate qualified personnel.

    These measures may place additional burdens on our management and our internal resources.

We depend on technology licensed to us by third parties, and the loss or inability to maintain these licenses or defects in these third party products could result in increased costs or delay sales of our products.

    We license technology from several software providers that is incorporated in our product. In particular, we license Forte Tool and related Forte products from Forte Software, a Sun Microsystems, Inc. company. Our license agreement with Forte expires in September 2001, and can be extended upon agreement of the parties. We anticipate that we will continue to license technology from Forte and other third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. The loss of the Forte technology or other technology licenses could result in delays in the license of our product until equivalent technology, if available, is developed or identified, licensed and integrated into our product. The use of new or additional third-party software may require us to enter into license agreements with third parties, which could result in higher royalty payments.

    In addition, the effective implementation of our products depends upon the successful operation of third-party licensed products in conjunction with our products, and therefore any undetected errors in these licensed products could prevent the implementation or impair the functionality of our products, delay new product introductions and/or injure our reputation.

Our customers have the ability to alter our source code and inappropriate alterations could adversely affect the performance of our product, cause injury to our reputation and increase operating expenses.

    Customers have access to our computer source code when they license our product and may alter the source code. Alteration may lead to implementation, operation and upgrade problems. Such problems could reduce the effectiveness of our product and lead customers to believe our products are ineffective or inefficient. This could adversely affect the market acceptance of our products, and any necessary investigative work and repairs could cause us to incur significant expenses and delays in implementation.

If we fail to introduce new versions and releases of our CCS product in a timely manner, our revenues may decline.

    Since 1997, a majority of our total revenues have been, and are expected to be, derived from the license of our CCS product to a limited number of customers. Accordingly, our future operating results will depend on the demand for this product by future customers, including new and enhanced releases that are subsequently introduced. If our competitors release new products that are superior to ours in performance or price, or we fail to enhance our product and introduce new features and functionality in a timely manner, demand for our product may decline. A decline in demand for our CCS product as a result of competition, technological change or other factors would significantly reduce our revenues.

    We expect to add new features and functionality to our CCS product by acquisition or internal development. We have in the past experienced delays in the planned release dates of new versions of our software product and upgrades. New versions may not be released on schedule or may contain defects when released. The introduction of enhancements to our product may cause customers to defer orders for existing versions. Enhanced versions may not meet the requirements of the marketplace and may not achieve market acceptance. If we are unable to ship or implement enhancements to our product when planned, or fail to achieve timely market acceptance of these enhancements, we may suffer lost sales and could fail to achieve anticipated revenues.

If our product does not operate with the many hardware and software platforms used by our customers, our revenues will decline.

    We currently serve a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. Customer acceptance of our product depends, among others things, on the following factors:

  . our ability to integrate our product with multiple platforms and existing, or legacy systems and to modify our product as new versions of applications are introduced;

  . our ability to anticipate and support new standards, especially Internet standards;

  . the integration of additional software modules under development with our existing product; and

  . our management of software being developed by third parties for our customers or use with our product.

If our product fails to satisfy these technological requirements, whether due to our actions or as a result of the implementation of our product on a customers' system by a system integrator, the market acceptance of our product and our business could be adversely affected.

Our reliance on international operations involve unique operating factors that may cause our revenues to decline and our operating results to fluctuate.

    A significant portion of our revenues have been from the license of our product and related services outside the United States. In 1998, international revenues were 78% of our total net revenues. International revenues were 33% of total net revenues in the nine month period ended September 30, 1999. We expect international revenues will continue to represent a significant portion of our total net revenues in future periods. International operations are subject to a variety of risks, including

  .  difficulties in managing operations across disparate geographic areas;

  .  difficulties in hiring qualified local personnel;

  .  seasonal fluctuations in customer orders;

  .  longer accounts receivable collection cycles;

  .  expenses associated with localizing products for foreign markets;

  .  unexpected changes or conflicts in tax and trade laws and regulations;

  . difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

  .  shipping delays;

  .  various trade restrictions;

  .  customs duties, export quotas; and

  .  economic or political instability.


    Any of these factors could have a significant impact on our ability to deliver products on a competitive and timely basis and adversely affect our revenues and results of operations.

    Our international sales are currently U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currencies. Doing so will subject us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.

International expansion could be difficult and we may not achieve sales growth.

    We have expanded, and intend to continue expanding, our international operations and enter additional international markets. In October 1997, we opened an office in London, England and as of September 30, 1999 we had 28 employees based internationally. To increase our international sales opportunities, we will need to further develop our international sales, professional services and support organizations, and we will need to form additional relationships with system integration partners worldwide. If we are unable to expand our international operations, sales and build relationships with third parties outside the United States on a timely basis, we may not achieve anticipated sales growth. This expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our product internationally, which would cause sales to decline.

                                 Industry Risks

Competition in our markets is intense and comes from custom-developed products and vendors of "point" products. Competition may in the future come from vendors of enterprise class software and emerging companies focused on electronic commerce. Such competition could reduce our sales and prevent us from achieving profitability.

    The market for our product is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues. Our current competitors include:

    Internal IT departments. "In house" information technology departments of potential customers have developed or may develop systems that provide some or all of the functionality of our product. We expect that internally developed application integration and process automation efforts will continue to be a significant source of competition for the foreseeable future. In particular, it can be difficult to sell our product to a potential customer whose internal development group has already made large investments in and progress towards completion of systems that our product is intended to replace.

    Companies that have already invested substantial resources in other methods of conducting commerce may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We expect that we will continue to need intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our products and services. Therefore, demand for and market acceptance of our products and services will be subject to a high level of uncertainty.

    Point application vendors. We compete with providers of stand-alone point solutions for Web-based customer relationship management, such as Silknet Software, Inc., and Webline and providers of stand-alone e-mail response capabilities, such as Kana Communications, Inc., Mustang Software, Inc. and Brightware. We also compete against traditional client/server-based, call-center service customer and salesforce automation solution providers, such as Siebel Systems, Inc., The Vantive Corporation, Clarify, Inc. and Pegasystems Inc.

    Other software vendors. We may in the future encounter competition from major enterprise software developers including Oracle Corporation, PeopleSoft, Inc., International Business Machines Corporation and SAP AG.

    Many of our competitors have greater resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to offer a single solution and increase the ability of their products to address customer needs.

New technologies could render our products less competitive or require us to rewrite our software in new computer languages or for other operating systems, which rewrite could delay product releases and reduce sales.

    The market for software and services that provide e-business infrastructure for customer interaction is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, and emerging industry standards. Advances in Internet technology or in applications software directed at customer interaction, or the development of entirely new technologies to replace existing software, could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete and unmarketable. In addition, if a new software language or operating system becomes standard or is widely adopted in our industry, we may need to rewrite portions of our software in another computer language or for other operating systems to remain competitive. If we are unable to develop products that respond to changing technology, our business could be harmed.

    It is common for software companies to acquire other companies as a means of introducing new products or emerging technologies. If a new technology or product emerges that may displace our product lines, competitors with large market capitalizations or cash reserves would be better positioned than we are to acquire such new technology or product.

Because competition for qualified personnel is intense, we may not be able to retain or recruit personnel, which could impact the development and sales of our product.

    Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, including Samuel T. Spadafora, our Chairman, President and Chief Executive Officer. Except for our Chief Executive Officer, we do not have employment agreements with any of our key personnel. We have experienced significant turnover in our key personnel in the recent past. If one or more members of our current senior management were to resign, the loss of personnel could result in loss of sales, delays in new product development and diversion of management resources.

    In addition, we will need to continue to retain and expand our direct sales force and qualified sales engineering, marketing and professional services personnel. In particular our ability to increase our sales will depend on our ability to recruit, train and retain top quality sales people who are able to target prospective customers' senior management, and who can productively generate and service large accounts. There is a shortage of sales personnel and competition for qualified personnel is intense, particularly in Silicon Valley. In addition, it will take time for new sales personnel to achieve full productivity. If we are unable to hire or retain qualified personnel, or if newly hired personnel fail to develop the necessary skills or to reach productivity, our business may be adversely affected.

Year 2000 considerations may cause our customers and potential customers to delay purchases of our product until later in 2000, which could reduce our sales.

    We may experience reduced sales and licenses of our product as customers and potential customers who put a priority on correcting year 2000 problems and therefore defer purchase decisions for software products until later in 2000. Accordingly, demand for our product may be particularly volatile and unpredictable for calendar 2000.

If our systems and the systems of our key suppliers and customers are not year 2000 compliant, we could incur increased costs, delay or loss of revenues, diversion of development resources or damage to our reputation.

    Our products are generally integrated into computer systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. The failure of our customers' systems to be year 2000 compliant could impede the success of applications that we or our partners have developed for them. Accordingly, known or unknown defects that affect the operation of our software, including any defects or errors in applications that include our products, could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service or warranty costs and litigation costs.

    We have not completed our year 2000 investigation and overall compliance initiative, and the total cost of our year 2000 compliance may be substantial. We may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal systems.

If we become subject to product liability litigation, it could be costly and time consuming to defend.

    Since our products are used for company-wide computer applications that are central to our customers' sale and support of their products, errors, defects or other performance problems could result in financial or other damages to our customers. Although our license agreements generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend and could damage our reputation. While we have product liability insurance in the amount of $1 million per occurrence, $2 million in the aggregate, this insurance may not provide adequate coverage in the event of significant claims.

If we are unable to protect our intellectual property we may lose a valuable asset or incur costly litigation to protect our rights.

    Our success and ability to compete depend upon our proprietary technology. We rely on trademark, trade secret and copyright laws to protect our intellectual property. We have no patents or patent applications. We ship source code to our customers and third-party integrators are given access to it. Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain the source code to our software or other proprietary information without authorization, or could develop software competitive to ours. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology or duplicate our products. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect that it will become more difficult to monitor the use of our products if we increase our international presence.

    We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause the diversion of our resources and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights. If we are unable to protect our intellectual property, we may lose a valuable asset or incur costly litigation to protect our rights.

If we become subject to intellectual property infringement claims, these claims could be costly and time-consuming to defend, divert management attention and cause product delays and have an adverse effect on our revenues and operating results.

    There has been substantial litigation in the software and Internet industries regarding intellectual property rights. In the future, third parties may claim that we or our current or potential future products infringe their intellectual property. We expect that software product developers and providers of e-business software will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management's attention, or cause product delays. If our product was found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements in order to be able to sell our product. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

If use of the Internet does not continue to develop and reliably support the demands placed on it by more widespread electronic commerce, it may not develop as a commercial marketplace, causing us to fail to achieve sales growth.

    Growth in sales of our products and services depends upon the continued and increased use of the Internet as a medium for commerce and communication. Although the Internet is experiencing growth in the number of users and traffic, such rapid growth is a recent phenomenon and may not continue. In addition, the infrastructure of the Internet may not be able to support the demands placed on it by increased usage and bandwidth requirements.

    Other risks associated with commercial use of the Internet could slow its growth, including:

  . inadequate security of information distributed over the Internet, resulting in privacy concerns;

  .  inadequate reliability of the network infrastructure;

  .  slow development of enabling technologies and complementary products;
     and

  .  limited accessibility and ability to deliver quality service.

    In addition, the recent growth in the use of the Internet has caused frequent periods of poor or slow performance, requiring components of the Internet infrastructure to be upgraded. Delays in the development or adoption of new equipment and standards or protocols required to handle increased levels of Internet activity, or increased government regulation, could cause the Internet to lose its viability as a commercial medium. If the Internet infrastructure does not develop sufficiently to address these concerns, it may not develop as a commercial marketplace, and our sales may decrease.

Government laws and regulations could limit the market for our product and services and adversely affect our business.

    Federal, state or foreign agencies may adopt laws or regulations affecting the use of the Internet as a commercial medium. If enacted, these laws or regulations could limit the market for our product, which could materially adversely affect our business. Although many of these laws or regulations may not apply to our business directly, we expect that laws and regulations relating to user privacy, security, pricing, content and quality of products and services could indirectly affect our business. It is possible that these laws or regulations could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Current or future government regulations, including export restrictions could also limit our ability to distribute our products.

                                 Offering Risks

We have discretion as to the use of the proceeds from this offering and may not obtain a significant return on the use of these proceeds.

    Our management has complete discretion as to how to spend the proceeds to us from this offering and may spend these proceeds in ways with which our stockholders may not agree. We do not have a specific plan for use of the proceeds of this offering; however, we will likely need to use the proceeds for additional working capital and other general corporate purposes. We cannot predict that investment of the proceeds will yield a favorable return. See "Use of Proceeds" on page 21 for further discussion of how we intend to use the proceeds from this offering.

Our directors and executive officers will retain significant control over Chordiant after the offering, which may lead to conflicts with other stockholders over corporate governance.

    Following the completion of this offering, our directors, executive officers, and holders of 5% or more of our outstanding common stock will beneficially own approximately 78.6% of our outstanding common stock. These stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may delay or prevent a third party from acquiring or merging with us.

Our charter documents and Delaware law may inhibit a takeover or change in our control that a stockholder may consider favorable.

    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

  . establishment of a classified board of directors requiring that not all members of the board may be elected at one time;

  . authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  . prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  . limitations on the ability of stockholders to call special meetings of stockholders;

  . prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Our stock price may be volatile because our shares have not been publicly traded before, and you may lose all or a part of your investment.

    Prior to this offering, you could not buy or sell our common stock publicly. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay.

    An active public market for our common stock may not develop or be sustained after the offering. We negotiated and determined the initial public offering price with the representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market.

    As a result you may be unable to sell your shares of common stock at or above the offering price. The market price of the common stock may fluctuate significantly in response to factors, including the following, most of which are beyond our control:

  .  variations in our quarterly operating results;

  .  changes in securities analysts' estimates of our financial performance;

  .  changes in market valuations of similar companies;

  . announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . loss of a major customer or failure to complete significant license transactions;

  .  additions or departures of key personnel; and

  . fluctuations in stock market price and volume, which are particularly common among securities of software and Internet-oriented companies.

We are at risk of securities class action litigation due to our expected stock price volatility.

    In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

The purchasers of shares in this offering will experience immediate dilution.

    We expect that the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Accordingly, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than the price they paid for their common stock. In addition, because our success is so heavily dependent on our ability to attract and retain talented personnel, we expect to offer a significant number of stock options to employees in the future. If other stockholders exercise options or or otherwise acquire our common stock, you will experience further dilution.

The substantial number of shares that will be eligible for sale in the near future may cause the market price for our common stock to drop significantly, even if our business is doing well.

    Sales of a substantial number of shares of our common stock in the public market following this offering could depress the market price for our common stock. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our stockholders have entered into with the underwriters and with us. Those agreements generally restrict our stockholders from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens. However, BancBoston Robertson Stephens may, in its sole discretion, release all or any portion of the common stock from the restrictions of these agreements at any time. The following table indicates approximately when the 30,094,801 shares of our common stock that were outstanding as of November 18, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offering, will be eligible for sale into the public market:

                                               Eligibility of Restricted Shares
                                                  for Sale in Public Market
                                               --------------------------------
   For the first 180 days after the date of
    this prospectus..........................                     --
   180 days after date of this prospectus....             24,131,646
   At various times after 180 days after date
    of this prospectus.......................              5,963,155

    Additionally, of the 7,824,162 shares issuable upon exercise of options to purchase our common stock outstanding as of November 18, 1999, approximately 4,007,612 shares will be vested and eligible for sale 180 days after the completion of this offering.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of 4,500,000 shares of our common stock in this offering are approximately $36.6 million, approximately $40.1 million if the underwriters' over-allotment options are exercised in full, at an assumed initial public offering price of $9.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

    We intend to use the net proceeds from the sale of shares in this offering primarily for additional working capital and other general corporate purposes, including the payment of our outstanding bank lines of credit, increased professional services organization expenditures, research and development expenditures, sales and marketing expenditures, capital expenditures and general and administrative expenditures. As of September 30, 1999, the outstanding balance of our lines of credit was $4.2 million. We have not yet determined our expected use of the remaining portion of these proceeds, but we currently estimate that we will incur at least $15 million in operating expenses during the next 12 months as we increase our investments in professional services, research and development, sales and marketing and general and administrative operations. These operating expenses will be partially offset by the degree to which we continue to receive revenues from the ongoing licensing of our products.

    The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. As a result, we will retain broad discretion in the allocation of our net proceeds from the sale of shares in this offering. Pending the uses described above, we will invest the net proceeds of this offering in short term interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, together with our net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 12 months.

    We will not receive any proceeds from the sale of shares by the selling stockholders in the over-allotment portion of this offering.

                                DIVIDEND POLICY

    We have never declared or paid dividends on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our earnings, if any, for the development of our business. See also "Description of Capital Stock."

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 1999:

  .  on an actual basis;

  .  on a pro forma basis after giving effect to:

    . the conversion of all outstanding shares of preferred stock and convertible debentures into shares of common stock upon closing of this offering;

    .  no exercise of the underwriter's over allotment options;

    . the filing of our amended and restated certificate of incorporation prior to the closing of this offering; and

    .  a 1 for 2 reverse stock split.

  . on the same pro forma basis, as adjusted to give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $9.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

                                                    As of September 30, 1999
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro forma  As Adjusted
                                                 --------  ---------  -----------
                                                         (in thousands)
                                                          (unaudited)
Long-term borrowings...........................  $ 10,962  $    962    $    962
                                                 --------  --------    --------
Mandatorily Redeemable Convertible Preferred
 Stock: par value $0.001 per share; 25,027,985
 shares authorized, 22,280,615 shares issued
 and outstanding, actual; 51,000,000 shares
 authorized and none issued and outstanding,
 pro forma and pro forma as adjusted...........    51,109        --          --
                                                 --------  --------    --------
Stockholders' equity (deficit):
  Common Stock: par value $0.001 per share;
   51,578,947 shares authorized, 5,436,349
   shares issued and outstanding, actual;
   29,716,964 shares issued and outstanding,
   pro forma; and 300,000,000 shares issued and
   outstanding, pro forma as adjusted..........         5        30          34
  Additional paid-in capital...................     3,433    64,517     101,078
  Unearned compensation........................      (782)     (782)       (782)
  Accumulated deficit..........................   (54,863)  (54,863)    (54,863)
                                                 --------  --------    --------
   Total stockholders' equity (deficit)........   (52,207)    8,902      45,467
                                                 --------  --------    --------
   Total capitalization........................  $  9,864  $  9,864    $ 46,429
                                                 ========  ========    ========

    The number of shares of common stock to be outstanding after this offering assumes no exercise of the underwriters' overallotment options. The number of shares of common stock to be outstanding after this offering is based upon the number of shares outstanding as of November 18, 1999, and excludes:

  . 7,824,162 shares subject to options outstanding as of November 18, 1999 at a weighted average exercise price of $1.75 per share

  . 1,071,509 additional shares that we could issue under our equity incentive stock option plan;

  . 700,000 shares that we could issue under our non-employee directors' stock option plan; and

  . 2,000,000 additional shares that we could issue under our employee stock purchase plan.

    Of the total shares outstanding, 42,981 shares are subject to our right of repurchase as of November 18, 1999. Please read the above information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes beginning on page F-1, of this prospectus.

                                    DILUTION

    The pro forma net tangible book value of our common stock, on September 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock and the conversion of convertible debentures upon the closing of the offering, was approximately $8.9 million, or approximately $0.30 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of 4,500,000 shares of common stock offered by this prospectus at our assumed initial public offering price of $9.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our net tangible book value at September 30, 1999 would have been approximately $45.5 million or $1.33 per share. This represents an immediate decrease in net tangible book value of $7.67 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

   Assumed initial public offering price per share..............        $ 9.00
   Pro forma net tangible book value per share as of September
     30, 1999................................................... $ 0.30
   Increase per share attributable to new investors.............   1.03
                                                                 ------
   Pro forma net tangible book value after this offering........          1.33
                                                                        ------
   Dilution per share to new investors..........................        $ 7.67
                                                                        ======

    The following table summarizes, on a pro forma basis, as of September 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We used an assumed initial public offering price of $9.00 per share and we have not deducted underwriting discounts and commissions and estimated offering expenses in our calculations.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ ------------------- Price Per
                                  Number   Percent   Amount    Percent   Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.........  29,716,964  86.8%  $57,005,845  58.5%    $1.92
New investors.................   4,500,000  13.2    40,500,000  41.5      9.00
                                ----------  ----   -----------  ----
  Total.......................  34,211,981   100%  $97,505,845   100%
                                ==========  ====   ===========  ====

    In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution.

    The foregoing discussion and tables assume no exercise of any outstanding stock options. The exercise of options outstanding under our stock option plans having an exercise price less than the offering price would increase the dilutive effect to new investors. See "Capitalization" and "Management-- Employee Stock Plans." The foregoing discussion gives effect to the issuance of 2,000,000 shares of Series D Preferred Stock upon conversion of the outstanding debentures, and the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering.

    If the underwriters exercise their over-allotment options in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will decrease to 29,461,981, or approximately 86.1% of the total number of shares of our common stock outstanding; and

  . the number of shares held by new investors will increase to 4,750,000, or approximately 13.9% of the total number of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following consolidated selected financial data should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the consolidated balance sheet data as of December 31, 1997 and 1998, are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995, and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996, are derived from audited financial statements not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 and 1999 and the consolidated balance sheet data as of September 30, 1999 are derived from unaudited consolidated financial statements included elsewhere in this prospectus that have been prepared on the same basis as the audited consolidated financial statements and in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of such information. The historical results are not necessarily indicative of results to be expected for future periods.

                                                                       Nine Months Ended
                                 Year Ended December 31,                 September 30,
                         --------------------------------------------  ------------------
                          1994    1995     1996      1997      1998      1998      1999
                         ------  -------  -------  --------  --------  --------  --------
                                   (in thousands, except per share data)
                                                                          (unaudited)
Consolidated Statement
 of Operations Data:
Net revenues:
 License................ $   --  $    --  $    --  $  1,142  $  4,360  $  2,634  $  5,325
 Service................  3,636    7,328    2,312     1,766     8,105     3,345     6,922
                         ------  -------  -------  --------  --------  --------  --------
     Total net
      revenues..........  3,636    7,328    2,312     2,908    12,465     5,979    12,247
                         ------  -------  -------  --------  --------  --------  --------
Cost of net revenues:
 License................     --       --       --        73       425       288       218
 Service................  3,045    5,634    2,353     1,462     8,947     4,104     9,765
                         ------  -------  -------  --------  --------  --------  --------
     Total cost of net
      revenues..........  3,045    5,634    2,353     1,535     9,372     4,392     9,983
                         ------  -------  -------  --------  --------  --------  --------
Gross profit (loss).....    591    1,694      (41)    1,373     3,093     1,587     2,264
                         ------  -------  -------  --------  --------  --------  --------
Operating Expenses:
 Sales and marketing....    691      780    1,140     5,142    12,580     8,517     9,557
 Research and
  development...........     --    2,741    4,598     6,240     5,858     4,143     4,790
 General and
  administrative........    497    1,019    1,860     1,416     2,046     1,352     1,912
 Stock-based
  compensation..........     --       --        3       498       489       274       764
                         ------  -------  -------  --------  --------  --------  --------
     Total operating
      expenses..........  1,188    4,540    7,601    13,296    20,973    14,286    17,023
                         ------  -------  -------  --------  --------  --------  --------
Loss from operations....   (597)  (2,846)  (7,642)  (11,923)  (17,880)  (12,699)  (14,759)
Interest expense........     --       --      (55)     (112)     (121)      (84)     (747)
Other income (expense),
 net....................    (28)     (44)     135       442       561       495        70
                         ------  -------  -------  --------  --------  --------  --------
Net loss................ $ (625) $(2,890) $(7,562) $(11,593) $(17,440) $(12,288) $(15,436)
                         ======  =======  =======  ========  ========  ========  ========
Net loss per share:
 Basic and diluted...... $(0.13) $ (0.58) $ (1.51)    (2.31)    (3.44)    (2.44)    (2.93)
                         ======  =======  =======  ========  ========  ========  ========
 Weighted average
  shares................  5,000    5,000    5,002     5,009     5,075     5,034     5,264
                         ======  =======  =======  ========  ========  ========  ========
Proforma net loss per
 share:
 Basic and diluted......                                     $  (0.81)           $  (0.67)
                                                             ========            ========
 Weighted average
  shares................                                       21,524              23,086
                                                             ========            ========

                                       December 31,
                         --------------------------------------------  September 30,
                          1994    1995     1996      1997      1998        1999
                         ------  -------  -------  --------  --------  -------------
                                             (in thousands)
                                                                        (unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............ $    1  $ 2,053  $ 2,678  $ 18,916  $  1,713    $ 21,077
Working capital
 (deficit)..............   (469)    (852)  (1,368)    7,767   (10,162)      7,368
Total assets............  1,559    6,113    7,282    21,360    11,521      27,276
Borrowings..............    884      483    1,045     1,268     1,687      15,141
Deferred revenues.......     --    1,950    4,179     4,402     5,719       7,763
Mandatorily Redeemable
 Convertible Preferred
 Stock..................     --    2,014    9,047    28,949    28,949      51,109
Stockholders' equity
 (deficit)..............    362   (2,024)  (9,586)  (20,682)  (37,604)    (52,207)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

    Chordiant provides e-business infrastructure software that enables companies to offer their customers highly personalized marketing, sales programs, e-business services and customer support across multiple communication channels. Our product, Customer Communications Solution, or CCS, is a suite of applications designed to integrate customer information from disparate data sources, automate business processes dependent on a customer's specific profile and request, and provide consistent service to customers across communications channels including Internet, telephone, e-mail and branch offices.

    Chordiant was incorporated in California in March 1991 and was reincorporated in Delaware in October 1997. Prior to 1997, we were primarily engaged in custom consulting services. We released the first version of our CCS product in September 1997. With the release of this product, we accelerated the development of our sales and marketing organizations.

    We derive revenues primarily from licenses of our CCS software product and from related services, which include implementation, consulting, customization and integration, post-contract customer support and training. Our product is typically licensed directly to customers for a perpetual term, with pricing based on a server basis and the number of users.

    On contracts involving significant implementation or customization essential to the functionality of our product, license and service revenues are recognized using the percentage-of-completion method using labor hours incurred as the measure of progress towards completion. We classify revenues from these arrangements as license and services revenues, respectively, based upon the estimated fair value of each element. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated. We expect that for the foreseeable future, a majority of our license and service revenues will be recognized using this percentage-of-completion methodology.

    On contracts that do not involve significant implementation or customization essential to the functionality of our product, license revenues are recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery has occurred. For arrangements with multiple elements, we recognize revenues for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions."

    Other service revenues from consulting and training services are recognized as such services are performed. Service revenues from post-contract customer support are recognized ratably over the contractual support term, generally one year.

    In future periods, we expect to derive revenues from contracts that provide for implementation services at a fixed hourly rate. On other contracts we expect to derive revenues from the licensing of the installed product on a per transaction basis. In connection with such arrangements, we will recognize the fair value of the implementation services as such services are delivered and will recognize license fees on a monthly basis at the contractual rate.

    We bill customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues.

    Service revenues as a percentage of total revenues were 61% in 1997, 65% in 1998 and 56% in the nine month period ended September 30, 1999. To help ensure the success of early product deployments by customers, in early 1998 we began establishing a significant service organization. The organization assists customers, and third parties such as system integrators, in the design and implementation of our product. Since service revenues have a lower gross margin than license revenues, this service activity resulted in reduced overall gross margins. In addition, in the fourth quarter of 1998 and through September 30, 1999, we engaged third parties to provide services to customers, which service providers then billed us for their services. As a result of using third party resources, revenues from these contracts generated very small gross margins. As a result of expansion of our service organization and use of system integrators that bill our customers directly for services, we believe that our use of third party service providers will decline substantially in future periods. We expect that service revenue will continue to represent a significant portion of total revenues.

    We sell our product through our direct sales force, and augment our sales efforts through relationships with system integrators, application service providers and technology vendors. Our revenues, to date, have been derived from customer accounts in the United States, United Kingdom, Netherlands, Canada and South Africa. In October 1997, we opened an office in London, England. In 1998, international revenues were $9.7 million or approximately 78% of our total net revenues and for the nine months ended September 30, 1999, international revenues were $4.0 million or approximately 33% of our total revenues. We believe international revenues will continue to represent a significant portion of our total revenues in future periods.

    A relatively small number of customers account for a significant portion of our total revenues. As a result, the loss or delay of individual orders or delays in the product implementations for a customer can have a significant impact on our revenues. In 1998, revenues from KLM Royal Dutch Airlines, Thomas Cook Global Services, Canadian Tire Acceptance Limited and Chase Manhattan Mortgage Corporation accounted for 36%, 19%, 14% and 12% of our total net revenues. For the nine months ended September 30, 1999, revenues from Chase Manhattan Mortgage Corporation and First USA accounted for 29% and 22% of our total net revenues. We expect that revenues from a limited number of customers will continue to account for a relatively large percentage of our total net revenues in future quarters as historical implementations are completed and replaced with new projects from new and existing customers.

    Since inception, we have incurred substantial research and development costs and have invested heavily in the expansion of our product development, sales, marketing and professional services organizations to build an infrastructure to support our long-term growth strategy. The number of our full-time employees increased from 70 as of September 30, 1997 to 127 as of September 30, 1999, representing an increase of 81%. Generally, as a result of start-up costs, development and increasing sales and marketing expenses, we have incurred net losses in each quarter since inception and, as of September 30, 1999, had an accumulated deficit of $54.9 million. We anticipate that our operating expenses will increase for the foreseeable future as we expand our product development, sales and marketing and professional services organization. Accordingly, we expect to incur net losses for the foreseeable future.

    We believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving markets. There can be no assurance we will be successful in addressing such risks and difficulties. In addition, although we have experienced significant revenue growth recently, this trend may not continue. In addition, we may not achieve or maintain profitability in the future. See "Risk Factors--We have a history of losses, we expect to continue to incur losses and we may not achieve or maintain profitability" and "Our operating results fluctuate significantly and an unanticipated decline in revenue may disappoint securities analysis or investors and result in a decline in our stock price."

Results of Operations

    The following tables set forth consolidated statement of operations data for each of the years ended December 31, 1996, 1997 and 1998 and the nine month periods ended September 30, 1998 and 1999, as well as the percentage of our total net revenues represented by each item. This information has been derived from the consolidated financial statements included in this prospectus. You should read this information in conjunction with our annual audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                          Nine Months Ended
                           Year Ended December 31,          September 30,
                          -----------------------------   -------------------
                           1996       1997       1998       1998       1999
                          -------   --------   --------   --------   --------
                                        (in thousands)
                                                             (unaudited)
Consolidated Statement
  of Operations Data:
Net revenues:
 License................  $   --    $  1,142   $  4,360   $  2,634   $  5,325
 Service................    2,312      1,766      8,105      3,345      6,922
                          -------   --------   --------   --------   --------
     Total net
       revenues.........    2,312      2,908     12,465      5,979     12,247
                          -------   --------   --------   --------   --------
Cost of net revenues:
 License................      --          73        425        288        218
 Service................    2,353      1,462      8,947      4,104      9,765
                          -------   --------   --------   --------   --------
     Total cost of net
       revenues.........    2,353      1,535      9,372      4,392      9,983
                          -------   --------   --------   --------   --------
Gross profit (loss).....      (41)     1,373      3,093      1,587      2,264
                          -------   --------   --------   --------   --------
Operating expenses:
 Sales and marketing....    1,140      5,142     12,580      8,517      9,557
 Research and
   development..........    4,598      6,240      5,858      4,143      4,790
 General and
   administrative.......    1,860      1,416      2,046      1,352      1,912
 Stock-based
   compensation.........        3        498        489        274        764
                          -------   --------   --------   --------   --------
     Total operating
       expenses.........    7,601     13,296     20,973     14,286     17,023
                          -------   --------   --------   --------   --------
Loss from operations....   (7,642)   (11,923)   (17,880)   (12,699)   (14,759)
 Interest expense.......      (55)      (112)      (121)       (84)      (747)
 Other income (expense),
   net..................      135        442        561        495         70
                          -------   --------   --------   --------   --------
Net loss................  $(7,562)  $(11,593)  $(17,440)  $(12,288)  $(15,436)
                          =======   ========   ========   ========   ========
                                                          Nine Months Ended
                           Year Ended December 31,          September 30,
                          -----------------------------   -------------------
                           1996       1997       1998       1998       1999
                          -------   --------   --------   --------   --------
                                                             (unaudited)
As a Percentage of Total
  Net Revenues:
Net revenues:
 License................      -- %        39 %       35 %       44 %       43 %
 Service................      100         61         65         56         57
                          -------   --------   --------   --------   --------
     Total net
       revenues.........      100        100        100        100        100
                          -------   --------   --------   --------   --------
Cost of net revenues:
 License................      --           3          3          5          2
 Service................      102         50         72         69         80
                          -------   --------   --------   --------   --------
     Total cost of net
       revenues.........      102         53         75         74         82
                          -------   --------   --------   --------   --------
Gross profit (loss).....       (2)        47         25         26         18
                          -------   --------   --------   --------   --------
Operating expenses:
 Sales and marketing....       49        177        101        142         78
 Research and
   development..........      199        214         47         69         39
 General and
   administrative.......       81         49         16         23         16
 Stock-based
   compensation.........        0         17          4          5          6
                          -------   --------   --------   --------   --------
     Total operating
       expenses.........      329        457        168        239        139
                          -------   --------   --------   --------   --------
Loss from operations....     (331)      (410)      (143)      (213)      (121)
 Interest expense.......       (2)        (4)        (1)        (1)        (6)
 Other income (expense),
   net..................        6         15          4          8          1
                          -------   --------   --------   --------   --------
Net loss................     (327)%     (399)%     (140)%     (206)%     (126)%
                          =======   ========   ========   ========   ========

Net Revenues

    License. License revenues consist of licenses of our CCS software. License revenues increased from $0 in 1996, to $1.1 million in 1997 to $4.4 million in 1998, due to the growth in the number of product implementations by new customers. Comparing the nine months ended September 30, 1998 to the nine months ended September 30, 1999, license revenues increased from $2.6 million to $5.3 million due to the growth in the number of product implementations by new customers and higher average transaction size. Our average transaction size has increased due to deployments by our customers to larger numbers of users.

    Service. Service revenues consist of consulting assistance and implementation, customization and integration, and post-contract customer support and training. Service revenues decreased from $2.3 million in 1996, to $1.8 million in 1997 and increased to $8.1 million in 1998. Prior to the introduction of our product in 1997, we were primarily engaged in providing custom design and consulting services. The 1998 increase in service revenues was due to consulting work performed in connection with several large customer implementations. Comparing the nine months ended September 30, 1998 to the nine months ended September 30, 1999, service revenues grew from $3.3 million to $6.9 million. This substantial increase in service revenues versus the prior period began in the first quarter of 1999 due primarily to a continuation in large customer implementations as well as the growth of maintenance, support and consulting revenues associated with license agreements signed in earlier periods. Service revenues continued to increase for the nine months ended September 30, 1999 as we supported a number of new deployments of our product.

Cost of Net Revenues

    License. Cost of license revenues consist primarily of royalty payments to third parties for technology incorporated in our product. We began incurring royalty payment obligations in 1997.

    Service. Cost of service revenues consist primarily of salaries, facility costs and payments to third-party consultants incurred in providing customer support, training and implementation services. Cost of service revenues was $2.4 million in 1996, $1.5 million in 1997 and $8.9 million in 1998. As compared to the prior period, our cost of service revenues increased significantly in dollar amounts, beginning in the fourth quarter of 1998, due to our use of a third-party service provider to provide implementation services to our customers and our hiring of additional service personnel. Cost of service revenues for the nine months ended September 30, 1998 was $4.1 million. Cost of service revenues for the nine months ended September 30, 1999 was $9.8 million. During the nine months ended September 30, 1999, we hired a number of additional service personnel in anticipation of supporting a larger customer base in future periods. This increased investment, combined with slower service revenues growth during this period, resulted in a substantial increase in the cost of services measured as a percentage of service revenues. We expect that the cost of service revenues will continue to increase in dollar amount as we continue to expand our professional services organization to meet anticipated customer demand.

Operating Expenses

    Sales and marketing. Sales and marketing expenses consist of salaries, commissions, field office expenses, travel and entertainment, promotional expenses and facility costs. Sales and marketing expenses increased from $1.1 million in 1996 to $5.1 million in 1997 to $12.6 million in 1998, and were $8.5 million for the nine months ended September 30, 1998 and $9.6 million for the nine months ended September 30, 1999. The increase in these expenses for 1997 compared to 1996 was attributable to increases in personnel expenses. The increase in these expenses for 1998 compared to 1997 was attributable to increases of $5.2 million in personnel expenses, $1.6 million in allocated depreciation and overhead costs, and $600,000 in marketing and advertising costs. The increase of $1.0 million for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 was attributable to increases of $1.4 million in personnel expenses partially offset by a $400,000 decrease in advertising costs as a result of the postponement of a proposed product advertising campaign. We expect that sales and marketing expenses will continue to increase in dollar amounts as we continue to expand our sales and marketing efforts, establish additional U.S. and international sales offices and increase promotional activities.

    Research and development. Research and development expenses include costs associated with the development and enhancement of our product, quality assurance activities and allocated facility costs. These costs consist primarily of employee salaries, benefits and the cost of consulting resources that supplement our internal development team. Research and development expenses increased from $4.6 million in 1996, to $6.2 million in 1997. Due to the relatively short time between the date our products achieve technological feasibility and the date they become generally available to customers, costs subject to capitalization under SFAS No. 86 have been immaterial and have been expensed as incurred. Research and development expenses decreased from $6.2 million in 1997 to $5.9 million in 1998, and were $4.1 million for the nine months ended September 30, 1998 and $4.8 million for the nine months ended September 30, 1999. The increase in these expenses for 1997 compared to 1996 was attributable to increases of $1.0 million in personnel expenses and $600,000 in allocated depreciation and overhead costs. The decrease in these expenses for 1998 compared to 1997 was attributable to personnel related expenses. The increase of $647,000 for the nine months ended September 30, 1999 compared to the nine months ended September 30, 1998 was attributable to increases of $535,000 in personnel expenses and $112,000 in general and administrative costs. We anticipate that we will continue to devote substantial resources to research and development and that these expenses will continue to increase in dollar amounts.

    General and administrative. General and administrative expenses consist of salaries for administrative, executive and finance personnel, recruiting costs, information systems costs, professional service fees and allocated facility costs. These expenses decreased from $1.9 million in 1996 to $1.4 million in 1997 and increased to $2.0 million in 1998 and were $1.4 million for the nine months ended September 30, 1998 and $1.9 million for the nine months ended September 30, 1999. The decrease of $500,000 for 1997 compared to 1996 was primarily attributable to fixed asset adjustments of approximately $330,000 in 1996. The increase in these expenses for 1998 compared to 1997 was attributable to increases of $100,000 in professional service fees and $500,000 in facility costs due to the move of our corporate offices to a larger facility in support of our growing business. The increase in expenses for the nine months ended September 30, 1999 compared to September 30, 1998 was attributable to increased personnel expenses. This increase was primarily the result of additional finance, executive and information services and an increase in outside contractor expenses associated with increased recruiting efforts and expanded human resource programs. We believe that our general and administrative expenses will continue to increase in dollar amounts as a result of our growing operations and the additional expenses associated with operating as a public company.

    Amortization of stock-based compensation. Amortization of stock-based compensation includes the amortization of unearned employee stock-based compensation and expenses for stock granted to consultants in exchange for services. Employee stock-based compensation expense is amortized over a four-year vesting schedule using the multiple option approach. In connection with the grant of some employee stock options, we recorded aggregate unearned stock-based compensation expense of $2.6 million through September 30, 1999. During the period from October 1, 1999 through November 30, 1999, we will record an additional $5.8 million in unearned stock-based compensation. Stock-based compensation included in operating expenses totalled $3,000 in 1996, $498,000 in 1997 and $489,000 in 1998, $274,000 for the nine months ended September 30, 1998 and $764,000 for the nine months ended September 30, 1999.

Interest and Other Income (Expense), and Interest Expense

    Interest and other income (expense), net, and interest expense consists of interest income generated from our cash, cash equivalents and short-term investments, interest expense incurred in connection with outstanding borrowings and other non-operating income and expenses. Interest and other income (expense), net of interest expense increased from $80,000 in 1996 to $330,000 in 1997 to $440,000 in 1998, and was $411,000 for the nine months ended September 30, 1998 and $(677,000) for the nine months ended September 30, 1999. The increase in these expenses for 1997 compared to 1996 was attributable to increased interest income. The increase in these expenses for 1998 compared to 1997 was attributable to increased interest income. The decrease of $1,088,000 for the nine months ended September 30, 1998 compared to September 30, 1999 was attributable to the decrease in interest bearing cash, cash equivalents and short-term investment balances.

Provision for Income Taxes

    We incurred operating losses for all periods. Our deferred tax assets primarily consist of net operating loss carryforwards, nondeductible allowances and research and development tax credits. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not considered by management to be more-likely-than-not.

    As of December 31, 1998, we had net operating loss carryforwards for federal tax purposes of approximately $25.7 million and for state tax purposes of approximately $13.0 million. As of September 30, 1999, we had net operating loss carryforward for federal tax purposes of approximately $40.3 million and for state tax purposes of approximately $19.9 million. These federal and state tax loss carryforwards are available to reduce future taxable income. The federal tax loss carryforwards expire beginning in 2011 and the state tax loss carryforwards expire beginning in 2001. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Quarterly Results of Operations

    The following table sets forth unaudited consolidated statement of operations data for the seven quarters in the period ended September 30, 1999, as well as such data expressed as a percentage of our total net revenues for the periods indicated. This data has been derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the audited consolidated financial statements and related notes thereto. Our quarterly results have been in the past and may in the future be subject to significant fluctuations. As a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period. See "Risk Factors--Our operating results fluctuate significantly and on unanticipated decline in revenue may disappoint securities analysts or investors and result in a decline in our stock price" on page 8.

                                                    Quarter Ended
                          ---------------------------------------------------------------------------
                          March 31,  June 30,   Sept. 30,  Dec. 31,   March 31,  June 30,   Sept. 30,
                            1998       1998       1998       1998       1999       1999       1999
                          ---------  --------   ---------  --------   ---------  --------   ---------
                                                    (in thousands)
                                                     (unaudited)
Consolidated Statement
  of Operations Data:
Net revenues:
 License................   $   253   $   955     $ 1,426   $ 1,726     $ 1,769   $ 1,671     $ 1,885
 Service................       596     1,018       1,731     4,760       2,702     2,050       2,170
                           -------   -------     -------   -------     -------   -------     -------
     Total net
       revenues.........       849     1,973       3,157     6,486       4,471     3,721       4,055
                           -------   -------     -------   -------     -------   -------     -------
Cost of net revenues:
 License................        --        --         288       137           7        38         173
 Service................       694     1,183       2,227     4,843       3,313     3,050       3,402
                           -------   -------     -------   -------     -------   -------     -------
     Total cost of net
       revenues.........       694     1,183       2,515     4,980       3,320     3,088       3,575
                           -------   -------     -------   -------     -------   -------     -------
Gross profit............       155       790         642     1,506       1,151       633         480
                           -------   -------     -------   -------     -------   -------     -------
Operating expenses:
 Sales and marketing....     2,236     3,197       3,084     4,063       2,959     3,315       3,283
 Research and
   development..........     1,456     1,281       1,406     1,715       1,632     1,671       1,487
 General and
   administrative.......       364       460         528       694         578       633         701
 Stock-based
   compensation.........         4        33         237       215         268       294         202
                           -------   -------     -------   -------     -------   -------     -------
     Total operating
       expenses.........     4,060     4,971       5,255     6,687       5,437     5,913       5,673
                           -------   -------     -------   -------     -------   -------     -------
Loss from operations....    (3,905)   (4,181)     (4,613)   (5,181)     (4,286)   (5,280)     (5,193)
 Interest expense.......       (27)      (26)        (31)      (37)        (67)     (324)       (356)
 Other income (expense),
   net..................       224       169         102        66          16        16          38
                           -------   -------     -------   -------     -------   -------     -------
Net loss................   $(3,708)  $(4,038)    $(4,542)  $(5,152)    $(4,337)  $(5,588)    $(5,511)
                           =======   =======     =======   =======     =======   =======     =======
As a Percentage of Total
  Net Revenues:
Net revenues:
 License................        30 %      48 %        45 %      27 %        40 %      45 %        46 %
 Service................        70        52          55        73          60        55          54
                           -------   -------     -------   -------     -------   -------     -------
     Total net
       revenues.........       100       100         100       100         100       100         100
                           -------   -------     -------   -------     -------   -------     -------
Cost of net revenues:
 License................       --        --            9         2           0         1           4
 Service................        82        60          71        75          74        82          84
                           -------   -------     -------   -------     -------   -------     -------
     Total cost of net
       revenues.........        82        60          80        77          74        83          88
                           -------   -------     -------   -------     -------   -------     -------
Gross profit............        18        40          20        23          26        17          12
                           -------   -------     -------   -------     -------   -------     -------
Operating expenses:
 Sales and marketing....       263       162          97        63          66        89          81
 Research and
   development..........       171        65          45        26          37        45          37
 General and
   administrative.......        43        23          16        11          13        17          17
 Stock-based
   compensation.........         1         2           8         3           6         8           5
                           -------   -------     -------   -------     -------   -------     -------
     Total operating
       expenses.........       478       252         166       103         122       159         140
                           -------   -------     -------   -------     -------   -------     -------
Loss from operations....      (460)     (212)       (146)      (80)        (96)     (142)       (128)
 Interest expense.......        (3)       (2)         (1)       (1)         (1)       (9)         (9)
 Other income (expense),
   net..................        26         9           3         1           0         1           1
                           -------   -------     -------   -------     -------   -------     -------
Net loss................      (437)%    (205)%      (144)%     (79)%       (97)%    (150)%      (136)%
                           =======   =======     =======   =======     =======   =======     =======

    We have a limited operating history, which makes it difficult to predict future operating results. We believe our success requires expanding our customer base and continuing to enhance our product. We intend to continue to invest significantly in our professional services organization, sales and marketing, and research and development, and expect to incur net losses for the foreseeable future. Our operating expenses are relatively fixed and are based on anticipated revenues trends; a delay in the recognition of revenues from one or more license transactions could cause significant variations in operating results from quarter to quarter. We bill customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues. While a significant portion of our license revenues each quarter is recognized from deferred revenues on a percentage of completion basis, our quarterly performance will depend primarily upon entering into new contracts to generate revenues for both current and future quarters. New contracts will likely not result in revenues during the quarter in which the contract was signed, and we may not be able to accurately predict when revenues from these contracts will be recognized. We have experienced a period of rapid growth and expansion, and expect to continue to expand. Our future operating results will depend on many factors, including the following:

  . delays in our ability to recognize revenues as a result of the decision by our customers to postpone software delivery or implementation;

  . size and timing of customer orders and product and service delivery schedules;

  .  length of our sales cycle;

  .  international operations;

  . success in maintaining and enhancing existing relationships and developing new relationships with system integrators;

  . the level of utilization of our own professional services organization and third-party service providers;

  .  timing of our development and release of new and enhanced products;

  .  changes in the mix of our products and services;

  .  ability to hire, train and retain sales and consulting personnel; and

  .  customer budget cycles and changes in these budget cycles.

    As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that in some future quarter our operating results will be below the expectations of public market analysts, if any, and investors. In this event, the price of our common stock would likely decline.

Liquidity and Capital Resources

    Since inception, we have financed our operations primarily through private sales of common and preferred stock, with net proceeds totaling $51.1 million, and through the sale of $10.0 million in convertible debentures. As of September 30, 1999, we had $21.1 million in cash and cash equivalents, and $7.4 million in working capital with $15.1 million of outstanding debt. Of such debt, $10.0 million is in the form of convertible debentures that will convert into 2 million shares of our common stock on the closing of this offering. We intend to repay our outstanding bank line of credit following the closing of this offering.

    Net cash used in operating activities was $5.7 million in 1996. Net cash used in operating activities was $3.1 million in 1997 and $14.6 million in 1998. Net cash used in operating activities was $16.9 million for the nine months ended September 30, 1999. Net cash used in investing activities was $1.2 million in 1996, $744,000 in 1997, $3.1 million in 1998 and net cash generated of $548,000 for the nine months ended September 30, 1999. Investing activities consist primarily of purchases of property and equipment and net proceeds from transactions involving our short-term investments. Net cash generated from financing activities was $7.5 million in 1996, $20.1 million in 1997, $448,000 in 1998 and $35.7 million for the nine months ended September 30, 1999. Net cash generated from financing activities consists primarily of net proceeds from the issuance of preferred stock.

    As of September 30, 1999, we had two lines of credit with a bank permitting borrowing up to an aggregate of $5.0 million. Borrowings under the accounts receivable line of credit bear interest at the lending bank's prime rate, of 8.25% as of September 30, 1999. Borrowings under the equipment loan bear interest at the lending bank's prime rate plus 0.25%. Borrowings under the accounts receivable line of credit are limited to 80% of eligible accounts receivable. The assets of the Company secure borrowings under both lines of credit. As of September 30, 1999, we had borrowed $4.2 million against the lines of credit.

    Payments under our non-cancelable operating lease agreements for facilities and other equipment expire on various dates through 2004, resulting in aggregate lease expenses ranging from $1.3 million to $1.6 million per year. We finance the acquisition of property and equipment, primarily computer hardware and software for our increasing employee base as well as for our management information systems, primarily through non-cancelable leases. We project capital expenditures of $1.7 million in 2000 for computer hardware and software applications.

    We expect to continue to experience significant growth in our operating expenses for the foreseeable future. As a result, we anticipate that operating expenses and planned capital expenditures will continue to be a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in other businesses, technologies or product lines. We believe that available cash and cash equivalents and the net proceeds from the sale of the common stock in this offering will be sufficient to meet our working capital and operating expense requirements for at least the next 12 months. Thereafter, we may require additional funds to support our working capital and operating expense requirements or for other purposes and may seek to raise these additional funds through public or private debt or equity financings. There can be no assurance that this additional financing will be available, or if available, will be on reasonable terms and not dilutive to our stockholders.

Recently Issued Accounting Pronouncements

    In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect the adoption of SFAS No. 133 will not have a material impact on our financial position, results of operations or cash flow. In July 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" was issued. We will be required to adopt SFAS No. 133 in 2000.

Qualitative and Quantitative Disclosures About Market Risk

    We are developing products in the United States and currently market our product in North America, Europe and Africa. As a result, our financial results could be affected by factors including changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since all sales are currently made in U.S. dollars, a strengthening of the dollar could make our product less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the short-term nature of our investments, we believe that there is no material risk exposure. Therefore, no quantitative tabular disclosures have been provided.

Year 2000 Readiness

    The "Year 2000 issue" refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    We designed our product to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our product are Year 2000 compliant. However, we have not exhaustively tested older versions of our product for Year 2000 compliance. We continue to respond to customer questions about prior versions of our product on a case-by-case basis.

    We have defined Year 2000 compliant as the ability to:

  . correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  . function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  . respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner;

  . store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

  .  recognize year 2000 as a leap year.

    As part of our Year 2000 compliance strategy, we request assurances from our vendors that licensed software is Year 2000 compliant. To date, we have received assurances from all significant vendors of our enterprise resource planning software, and technology support software as to their Year 2000 compliance. Despite testing by us and current and potential customers, and assurances from developers of technology incorporated into our product, our product may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our product could result in delay or loss of revenues, diversion of development resources, damage to our reputation, increased service and warranty costs, or liability from our customers, any of which could seriously harm our business.

    Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of these potential lawsuits against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we may be affected by it. Congress recently passed a law that is intended to limit liability for some failures to achieve Year 2000 compliance. There can be no assurance that this bill will provide us with any protection.

    We have completed an assessment of our material internal information technology systems, including our own software products and third-party technology. We are in the process of assessing our non-information technology systems. We expect to complete testing and to perform any needed remediation of these systems by the end of December 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from these vendors that their systems are Year 2000 compliant. We are not currently aware of any material operational issues or costs associated with preparing our internal information technology and non-information technology systems for Year 2000. However, we may experience material unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for or delay purchases of our product and services. As a result, our business could be seriously harmed.

    We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to the

Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business.

    We are developing a contingency plan to address situations that may result if our critical internal systems are not Year 2000 ready. The cost of developing and implementing the plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, including utility, telecommunication, or transportation company Year 2000 compliance failure interruptions.

    Year 2000 issues affecting our business, if not adequately addressed by us, our third-party vendors or suppliers or our customers, could have a number of "worst case" consequences. These include:

  . claims from our customers asserting liability, including liability for breach of warranties related to the failure of our product and services to function properly, and any resulting settlements or judgments; and

  .  material disruption to our business.

                                    BUSINESS

Overview

    Chordiant provides e-business infrastructure software that enables companies to offer their customers highly personalized marketing, sales programs, e-business services and customer support across multiple communication channels. Our product, Customer Communications Solution, or CCS, is a suite of applications designed to integrate customer information from disparate data sources, automate business processes dependent on a customer's specific profile and request, and provide consistent service to customers across communications channels including Internet, telephone, e-mail and branch offices. Chordiant's product is designed to enable companies to increase the lifetime value by empowering high value interactions that consistently retain customers, grow revenues and drive profits. Our customers include multinational market leading business-to-consumer companies such as Bank One International, Cable & Wireless Communications, Canadian Tire Acceptance Limited, Chase Manhattan Mortgage Corporation, First USA Bank, General Motors' OnStar division, KLM Royal Dutch Airlines, NedCorp Bank RSA and Thomas Cook Global Services.

Industry Background

    The Internet is large, pervasive, and rapidly growing. The Internet has emerged as a major platform for communication, providing new, highly efficient channels through which companies can engage in commerce and interact directly with customers. International Data Corporation forecasts that commerce conducted over the Internet will grow from $50 billion in 1998 to $1.3 trillion by 2003.

    First generation electronic commerce companies generally offered a wider selection of products at lower prices than traditional businesses and measured success primarily by the number of Web site visitors. These online businesses focused primarily on gaining new customers and focused less on ways to deliver high levels of customer service to retain existing customers. The Internet has created a new set of retail challenges, including price standardization, product commoditization, decreased customer loyalty and high customer acquisition and retention costs. As a result many of these early online businesses struggled to continue their rapid growth without delivering consistent high quality customer service across the broad array of communications channels that were created by the convergence of traditional and Internet-based communications channels.

    Today, customers are placing increasing value on convenient access to information, products and services. To be successful in the next generation of online commerce, commonly referred to as e-business, companies must take a customer-centric approach to attract and retain valuable customers. To attract customers, companies must focus on developing and executing a new set of strategies that provide users with personalized experiences when they first contact the company. Companies must be more responsive to customer needs and focus on delivering superior customer service and satisfaction to differentiate themselves from their competitors. Companies must work to retain their customers by providing relevant and targeted experiences each time interactions take place. Moreover, companies must recognize that every customer interaction provides an opportunity to sell additional, and more valuable, products and services, as well as to increase customer loyalty through personalized customer interaction.

    While the Internet has emerged as a significant channel to initiate and maintain customer relationships, existing and established customer communication channels have not become less significant. Specifically, to remain competitive, companies must provide consistent high quality customer service across all communication channels including the Internet, e-mail systems and automated telephony self-service systems as well as call center, branch and retail outlet contact points. Companies that use organization-wide customer information to provide consistent customer services through interactions across multiple channels and contact points will be able to compete more successfully in the rapidly changing Internet economy.

    There are many challenges to implementing a customer-centric approach for e-business. These challenges include providing customers access to information and functionality that traditionally resides within complex back-end systems, integrating and managing disparate systems and generating relevant processes in real time. Successful integration of these systems and the creation of a comprehensive single view of the customer will allow companies to control routing and prompting of appropriate responses to the customer in an automated and dynamic process.

    Many existing product technologies do not meet the new requirements of e-business. Client/server technologies for sales force automation, call centers and field service management were originally designed for departmental functions and use by employees rather than customers. The growth of the Internet has given rise to a wide range of new products focused on a specific channel of customer contact such as Web self-service, e-mail response, and marketing automation. These single function Web-based products are not likely to completely replace existing means of handling customer service and commerce. For instance, many companies continue to rely heavily on telephone-based customer service representatives and are struggling to integrate Web and e-mail products with the telephone. Companies have responded to the lack of integration among existing products by attempting to design and build their own e-business software applications. The cost and time to custom build these new systems can be prohibitive, and the expertise required to design and integrate the systems are often beyond the capabilities of most companies. Additionally, most commercially-available and custom-built systems do not have the flexibility to integrate existing and anticipated technologies or to allow customization in order to keep up with a constantly changing Internet economy.

    Companies need a flexible, integrated e-business infrastructure solution that supports all channels of customer contact with a comprehensive single view of the customer and consistent business services. Today, customer data must be accessed from multiple data sources, legacy applications and transaction systems to respond to customer inquiries according to company specific business rules. Unlike traditional customer profiles, a comprehensive single view of the customer must be updated real time for each customer contact and reflect the customer's contact history and other relevant information. A complete customer-centric e-business solution improves the ability to attract, engage and retain customers on a personalized basis and understand their needs and preferences to provide consistent interactions with customers through any communication channel.

Solution

    We provide e-business infrastructure software that enables companies to offer their customers highly-personalized marketing, sales programs, e-business services and customer support across multiple communication channels. We have designed our product to integrate customer information from disparate data sources, generate business processes dependent on a customer's specific profile and request, and provide uniform service and data to customers across multiple communications channels. Our product is designed to enable companies to deliver appropriate offers and information to a targeted customer at the time of customer need. We believe that companies that use our product can increase the lifetime value of their customers through improved retention rates and linked selling opportunities that result from a personalized customer interaction.

    Key benefits of our solution include:

    Comprehensive single view of the customer. Companies that have a comprehensive single view of their customers and distribute that information throughout the enterprise to the points of customer contact can provide a more consistent and personalized consumer experience. Our unique data management technology helps companies develop a single view of the customer by integrating, consolidating and managing data derived from external and internal sources. Our product accesses multiple data sources, legacy applications and transaction systems to build a comprehensive single view of the customer and generate the appropriate response at time of contact. A bank, for example, might use our product to integrate information about a customer contained in internal databases such as credit card, mortgage and savings account historical transaction systems, Web logs and e-mail management systems, as well as external databases such as national credit check services. By integrating this information, the bank has a more comprehensive understanding of the customer's ability to repay a loan and the value of that customer's relationship with the bank.

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    Automated, sophisticated decision making processes. Workflow-driven business processes empower companies to make automated, yet informed, decisions regarding customer inquiries. Our workflow processing system supports customizable business processes that allow companies to develop business rules that will be implemented consistently. Our workflow editor is a graphical user interface application that allows business analysts to customize and automate their company's unique business rules. Our sophisticated queuing and routing engine is designed to allow companies to instantly determine how to respond to specific customer inquiries and generate offers appropriate for particular customers. A bank, for example, could specify that at the time of contact, only customers with a solid credit card history, an existing home loan, a savings account with a certain minimum balance and a clean credit history should receive an attractive auto loan rate and free online bill payment services.

    Consistent customer experience across multiple channels. Companies that provide customers with a consistent experience across multiple communication channels should enjoy greater customer satisfaction because customers are able to receive the same reliable service and information regardless of how they choose to contact the company. There is a large and increasing number of customer communications channels, including Web, e-mail, fax, self-service systems, call centers and retail outlets. Our product implements a common set of business rules uniformly across systems already existing in different customer communications channels. A bank, for example, could ensure that a particular customer receives the same attractive auto loan rate and online bill payment service promotion, regardless of whether the customer contacts the bank through the Web, e-mail, a customer service call center or in person at a local branch.

    Standard and customizable business services. Companies that implement customized business services realize greater levels of efficiency, consistency and customer satisfaction. Our product provides a rich set of standard business objects, or fundamental business functions, that are common across industries. These standard business objects can be customized to accommodate specific customer and business processes, policies and transactions of individual companies. A bank, for example, could customize our business objects by activating specific financial services objects related to certain transactions, such as processing auto loans, and alter our standard loan business processes to bypass an external credit check if the customer has a clean credit and mortgage history.

Strategy

    Our objective is to continue to provide leading-edge e-business infrastructure software that enables companies to offer their customers personalized marketing, sales programs, e-business services and customer support across multiple communication channels.

    Key elements of our strategy include:

    Continue technology leadership. The increasing demands for multi-channel interactive e-business solutions require an infrastructure that is adaptable, extensible and interoperable. To meet these requirements, we intend to continue to devote substantial resources to the development of new and innovative product capabilities. Because we have designed our product from the beginning to utilize the capabilities of the Internet, we believe that our product is more easily adapted to a constantly changing, Web-oriented, e-business environment. For example, this architecture will more easily integrate additional contact points such as personal digital assistants, cellular telephones and digital television.

    Leverage and extend technology and integration partners. We have sought, secured and continue to seek, strategic alliances to assist in developing, marketing and selling our product. This approach is intended to leverage the technology and resources available to perform application design and development services for our customers and provide additional marketing and technical expertise in certain industry segments. To help ensure that we deliver a comprehensive product to our customers, we have established strategic relationships with organizations in four general categories:

  .  computing and network platform vendors;

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  .  software platform vendors;

  .  application service providers; and

  .  systems integrators.

    Target leading global business-to-consumer companies. We intend to continue to target the global leaders in our primary business-to-consumer markets by providing solutions to the financial services, telecommunications, travel and retail industries, including many Internet-only businesses that compete in these markets. These industries are characterized by commodity-like products and large numbers of geographically- dispersed customers, partners, vendors and suppliers. We believe that companies in these industries will be early users, and early beneficiaries, of an integrated multi-channel system that delivers personalized, real-time processes utilizing a comprehensive single view of the customer.

    Expand worldwide infrastructure. We intend to continue to grow our global presence by expanding our worldwide field sales, marketing and services organizations. To execute this strategy, we intend to expand our existing global operations and investments outside of North America to take advantage of our early and continued international success. We plan to continue to expand our international presence by adding direct sales personnel and increasing our indirect sales channels to capitalize on international market opportunities. In particular, we plan to expand our European operations from our existing international headquarters in London, England in early 2000.

    Growth Through Customer References. We plan to achieve additional market success as our customers become successful in leveraging their e-business initiatives to increase customer retention and revenues. Our most successful customers become valuable references for our future sales opportunities. In order to ensure that all our customers become Chordiant references, we intend to:

  . hire and retain expert consultants to assist our customers in implementation of our product;

  . work with experienced and knowledgeable systems integrators to help enable our customers to implement large scale deployments successfully;

  . deliver world-class customer education and training on our product to assist our customers to meet and exceed their e-business expectations; and

  . deliver superior customer service to our customers, to help ensure their long-term satisfaction and success with our product.

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

Products

    Our software product, Customer Communications Solution, or CCS, is licensed to our customers as a complete e-business infrastructure system. CCS comes available with the following customer facing applications: a customer service representative application, a Web communications interface application and an e-mail communications interface application. Regardless of the customer-facing application(s) chosen, CCS includes business management, operations management and customer case management capabilities. All applications utilize a standard set of business services that are customizable and a workflow engine. CCS also provides interfaces supporting various network protocols, telephony environments, legacy systems and data management services. The CCS product is illustrated and summarized below:

[Graphic: Depicts the components of the Chordiant product including the following:
 . Customer-Facing Applications
  -Customer Service Application
  -Web Communications Application
  -E-mail Communications Application
 . Management Applications
  -Business Management
  -Operations Management
  -Case Management
 . E-business Infrastructure
  -Business Services
  -Workflow Engine
 . Customers' IT Systems
  -Telephony Systems
  -Internal Databases
  -External Data Sources
  -Legacy Applications
  -Third-Party Applications]

 Customer-Facing Applications

    CCS can be licensed with one or more customer-facing applications. All customer-facing applications share common access to the business services and workflow capabilities in our e-business infrastructure. All customer interactions through these applications are logged in a comprehensive case management system. In addition, companies can also choose to integrate their existing customer-facing applications into our e-business infrastructure.

    Customer Service Representative Application. The customer service representative application supports high-volume processing of telephony-based calls and enables conversations between customers and representatives. The application provides the customer service representative with personalized recommendations, promotions, and sale offers based on a customer's demographic profile, preferences and history of purchases, inquiries and service incidents.

    Web Communications Application. The Web communications interface application provides companies with Web-based functionality including self-service enhancement features such as context-specific help, inquiry and escalation via Web forms, or a "call me" button that schedules an outbound call from a customer service representative.

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

    E-mail Communications Application. The e-mail communications interface application provides a tracking and routing system to respond to customer e-mail. The application interface enables customer service representatives to manage both e-mail received from, and e-mail sent to, customers in a consistent manner.

 Management Applications

    CCS includes three management applications: business management, operations management and case management.

    Business Management. The business management application includes a workflow editor for design, modification and control of company specific workflow processes. These processes can be managed efficiently by sales, marketing and service management personnel, keeping the product and corporate business objectives coupled.

    Operations Management. The operations management application allows a real-time view of the processes, users and activity status throughout the enterprise.

    Case Management. The case management application enables companies to create and resolve customer case histories, manage customer service representative workloads and create user-defined workflows according to company specific business process. Customer case histories allow all customer-facing applications to access previous interactions related to a specific customer in real time when a customer contacts a company. Within the application, cases can be prioritized for purposes of assignment, workload management and reporting. Features of this capability include:

  .  displays of a workload summary and real-time selection of case views;

  . automatic display of customer history for viewing, editing, tracking and routing;

  .  case history analysis; and

  .  work assignment and escalation procedures.

 E-business Infrastructure

    The e-business infrastructure manages information and workflow between the customer-facing and management applications and applicable back-end systems. The infrastructure contains a workflow system with hundreds of standard business objects providing fundamental business services. We provide companies with a standard set of business services that contains functionality usable across industries. A company or system integrator can customize these services and define specific functions and rules according to the specialized needs of their business processes and customer profiles. Workflow rules can be processed in real time based on a customer's profile and request. Because business processes are automated by our workflow system, customer service representatives are available to manage customer relationships. Companies can also incorporate third-party applications into our infrastructure and allow our business services and applications to respond automatically to changes in these third-party applications and systems.

 Interfaces and coordination with back-end systems

    CCS provides interfaces supporting various network protocols, telephony environments, legacy systems and data management services, allowing connection of our product to a company's existing information technology infrastructure. Our data management services enable companies to create a comprehensive single view of the customer from multiple data sources and update these sources in real time. The data management services can be customized to interface with third-party applications and systems to enable access to financial transactions, order processing, billing, payment and other financial and business services. This flexibility allows application developers to build and deploy applications that can access and manage multiple types of data through a single application programming interface.

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

Customers and Case Studies

    We target multinational market leaders in business-to-consumer industries, particularly companies in the financial services, telecommunications, travel and leisure and automotive industries. In the future, we plan to expand into the retail, direct merchandise and utilities industries. Below is a list of our customers as of November 30, 1999, each of which has purchased $500,000 or more of product during the last two years.

  .  Bank One International

  .  Cable & Wireless Communications

  .  Canadian Tire Acceptance Limited

  .  Chase Manhattan Mortgage Corporation

  .  First USA Bank

  .  General Motors' OnStar division

  .  KLM Royal Dutch Airlines

  .  NedCorp Bank RSA

  .  Thomas Cook Global Services

  .  Total System Services, Inc.

  .  Ventura

    The following are examples of how selected customers are using our product to implement customer interaction applications based on an e-business infrastructure. We compiled this information in consultation with the companies listed below.

 Bank One International

    Bank One International Credit Card, a subsidiary of Bank One Corporation, the fourth largest bank in the U.S., selected our prduct to provide its e-business and customer interaction software to support its European credit card operation.

    Bank One International's new highly personalized Web site allows customers to apply online for a credit card and existing customers to access account details, view and print statements, examine recent transactions and conduct online payment of card balances. By empowering the customer to get the service they require via their preferred channel, our product helps enable Bank One International to build relationships that will enhance customer retention in the highly competitive European credit card marketplace.

    With the requirement to add the promotion of its products and services via the Internet, Bank One International needed a solution capable of more than just providing Web-enabled customer services. It needed a system that could integrate with both existing systems and other customer service delivery channels, such as the traditional call center, without compromising the quality and consistency of the customer's experience.

    Our product's ability to provide Bank One International's customers with consistent personalized service, whether through the Internet, telephone, e-mail, or other communications methods, was key to meeting both current and future customer service requirements. With our product, Bank One International will have the flexibility to automate its business processes once, and then adapt the product to meet the requirements of alternative delivery channels. Bank One International chose our product for its ability to link front and back-end operations and integrate with Bank One International's outsourced processing system.

 First USA Bank

    First USA Bank, the world's largest issuer of Visa credit cards, has selected Chordiant software to provide the technology for its next-generation customer retention system. Marketing services advisors in key

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

customer centers serving First USA's card members will use the Chordiant system. CCS is being deployed at an initial location and is scheduled for roll-out to two additional customer centers.

 Total System Services, Inc.

    Total System Services, Inc. is one of the leading information technology processors of data and transactions for issuers of credit, debit, commercial and private-label cards. Total Systems' sophisticated systems offer online accounting, data processing, electronic commerce services, portfolio management, account acquisition, credit evaluation, risk management and customer service.

    Until now, integrating customer-facing applications with back-end data, transaction systems and business processes required extensive custom development. Total Systems developed TSeclipseSM, a new customer interaction application that enables financial services companies to deliver personalized service using unique business processes. TSeclipse, is based on our product, a suite of applications and business processes, to provide a single view of the customer at every point of contact.

    TSeclipse is aimed at banks and private-label credit card issuers that need to provide faster, more efficient, and more personalized interactions for their consumers by delivering one-to-one service through call centers, via e-mail, and other customer contact methods. CCS was chosen because it provides a complete customer interaction solution, including real-time changes to business processes, and its support of multiple channels, such as the Web, and other e-business environments.

 Thomas Cook Global Services

    Chordiant's product has assisted Thomas Cook in launching its new Global Services business, a worldwide service center providing complete traveler assistance services. These capabilities were realized as a result of the first live European implementation of our product. CCS is the core platform which Thomas Cook uses to provide a full range of business processes which enable the Global Services business to operate, making effective relationship marketing a reality.

    Operational since July 1998, the center offers travelers a comprehensive range of services varying from emergency cash facilities to medical and legal assistance. With a single telephone call to the service center from anywhere in the world, at any time, night or day, Thomas Cook customers have access to a complete range of travel, emergency, legal and medical services in over thirty languages.

Technology

    We design and build our product to provide an e-business infrastructure for customer interaction applications. Using a software methodology based on a flexible, object oriented, multi-tiered architecture, our product combines advanced distributed object technology with a new approach to workflow capabilities called workflow sequenced object processing, or WSOP. WSOP provides a unique application development capability we call P3 Active. P3 Active was developed to deliver an enhanced level of personalization with every customer interaction experience based on distributed information and processing of business logic.

    Our product is designed to handle multiple data sources, real-time transaction systems and a large number of transactions. Our product architecture supports a multi-tier e-business application environment for deployment of Web browser applications and desktop applications and also extends application and business services to Web, e-mail, fax, self-service telephone systems, call centers, direct mail and retail outlets. The core technologies that we have developed include:

  .  multi-channel integration capabilities

  . workflow engine for all queuing, routing, scheduling and applying business rules; and

  . persistent data management for integrating multiple real-time data sources.

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    Our product is based on open system standards and is designed to be scalable and integrate with the enterprise, various information technology systems, networks and telephony systems. Our architecture is designed to utilize the capabilities of the Internet. Unlike a Web-enabled client/server architecture, where the application and user interface reside on the client system, our product's multi-tier distributed object architecture provides the means to distribute discrete objects for each customer contact point and to deploy the application logic, business services and data management appropriately to all parts of the system. This allows for increased scalability, reliability and security. The Web application, which operates outside a company's security system, or firewall, is open to the public through standard network protocols and security. The customer service representative application is typically used within the company's information technology infrastructure behind the firewall and is closed to public access. Our server software runs on both UNIX server platforms and Windows NT servers and can be configured for multiple servers.

    Our product architecture complies with software industry standards for building large systems for performance on both network applications and Internet applications. For example, our product uses Java for application development and customization and Hypertext Transfer Protocol for Internet access. Adherence to these industry standards provides compatibility with many existing applications. We develop our client software in Java, and we use Sun Microsystems' Forte Tool and C++ programming languages for the enterprise server programs and management of data. The distributed object architecture is based on industry standard interfaces at the object and communications level; Java and HTML for application development; and XML, CORBA, IIOP and Forte services for data management and transaction services.

Sales and Marketing

    We license our product and sell services primarily through our direct sales organization, complemented by the selling and support efforts of system integrators, application service providers and technology vendors. Our market focus is in the business-to-consumer segment of the economy with a targeted effort on leading consumer-centric companies and companies using the Internet as the means of conducting business and serving customers. We proactively target our sales and marketing efforts, together with our product design efforts, on industries such as retail banking, consumer financial services, telecommunications, travel and leisure, automotive and direct merchandisers and retailers.

    The sales process generally ranges from three to eighteen months depending on the level of education that prospective customers need regarding the use and benefits of our products and the involvement of system integrators. During our sales process, we typically approach senior executive management teams including the senior marketing officer, chief information officer and chief executive officer of our potential customers. We utilize sales teams consisting of sales and technical professionals who work with our strategic partners to create organization-specific proposals, presentations and demonstrations that address the specific needs of each potential customer.

    We have sales offices in the greater metropolitan areas of Dallas, Chicago and New York, and in Cupertino, California and London, England. Technical sales consultants who provide pre-sales support to potential customers on product information and deployment capabilities complement our direct sales professionals. We plan to significantly expand the size of our direct sales organization and to establish additional sales offices domestically and internationally.

    We focus our marketing efforts on educating potential customers, generating new sales opportunities and creating awareness of our product. We conduct a variety of marketing programs to educate our target market, including seminars, trade shows, press relations and industry analyst programs.

    Our marketing organization serves an integral role in acquiring, organizing and prioritizing customer and industry feedback in order to help provide product direction to our development organization. We also have a detailed product management process that surveys customers and identifies market needs to help predict and prioritize future customer requirements.

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

Strategic Relationships

    To enhance the productivity of our sales and service organizations, we have established relationships with systems integrators, complementary technology providers and alternative service providers.

 System integrators

    We have established relationships with a number of leading system integrators including EDS. We plan to expand these relationships to increase our capacity to sell and implement our products. We have trained a significant number of consultants in these organizations for the implementation and support of our products. We believe that expanding our relationships with systems integrators and independent consulting firms will enable us to gain a greater share of emerging markets more rapidly.

 Application service providers

    Application service providers provide an additional channel of delivery for e-business services and customer interaction applications. A hosted application model may improve time-to-market, reduce the implementation risk and the internal resources required while facilitating the deployment to the client. We have recently entered into an application service provider relationship with Total Systems Services, Inc., an outsourcer for retail banking credit and consumer finance processing. Total Systems is expected to deliver our application and integrate their processing and data services with our e-business services and workflow. The resulting business model is intended to provide clients with transaction pricing for an immediately available solution hosted by Total Systems. We expect to continue to expand our relationships with other application service providers.

 Complementary technology providers

    To design our products to be based on industry standards and take advantage of current and emerging technologies, we emphasize support for a number of key software platforms. This enables us to focus on our core competencies. We have complementary software product and technology relationships with Sun Microsystems for development of business services and client applications, IBM Software for IBM Visual Age tool support, Forte Software, a division of Sun Microsystems, for enterprise data and transaction management services and Oracle and Sybase, Inc., providers of industry-standard relational databases.

Professional Services and Customer Support

    We offer a broad range of customer services including professional consulting services and product support and training services. We believe that providing a high level of customer service is critical to achievement of rapid product implementation, customer success and continued revenues growth.

 Professional Services

    Our professional service consulting teams assist our customer and system integrator partners in the design and implementation of our product. Our professional services organization deploys consultants as part of the project team alongside system integration partners and members of the client's internal team to proactively provide the technical knowledge, business engineering, project guidance and quality assessments during the project. In the design stage, we provide a variety of professional services that help determine customer's business objectives and the technical requirements of the application implementation. In the implementation stage, we utilize our delivery methodology to assist customers and integration partners in planning and managing the implementation. System integrators, supported by our consultants, manage the overall project and implement the product with a customer's existing communications, applications, databases and transaction systems. In the final phases of an implementation the system integrators provide education and training to enable a customer's internal team to deploy the new system, train internal users and assume control over ongoing support.

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    Our methodology includes:

  .  user requirements and needs analysis;

  .  business engineering consultation;

  .  architectural analysis and performance planning;

  .  project management support services;

  .  engineering support for development and deployment; and

  . technical support for software integration and communications integration.

 Customer Support Services

    Our customers have a choice of support and maintenance options depending on the level of service desired. Our technical support is available to clients by telephone, over the Web and by e-mail. We maintain a technical support hotline staffed by engineers from 8:00 a.m. to 9:00 p.m., Eastern time, Monday through Friday, from our corporate headquarters in Cupertino, California and local support during business hours for European customers from London, England. An optional premium service is available providing technical support 24 hours a day, seven days a week. Additionally, we provide product enhancement releases to all customers as part of their support and maintenance contract. We use a customer service automation system to track each customer inquiry until it is resolved. We also make use of our Web site and a secured customer forum to provide product information and technical support information worldwide 24 hours a day, seven days a week.

 Educational Services

    We provide educational services to train and enable our system integrators and customers to use our product. We offer a comprehensive series of training modules to provide the knowledge and skills to successfully deploy, use and maintain our products. These training courses focus on the technical aspects of our product as well as business issues and processes. A complete set of modules covering business engineering, project management and development engineering are available. Training courses can be provided on-site for a custom session at a fee and are regularly scheduled through classroom and lab instruction at our Cupertino, California corporate headquarters, and at our London, England offices for European system integrators and customers.

Product Development

    We have made substantial investments in research and development through internal development and technology licensing. Our product development efforts are focused on extending our e-business services, application functionality, self-service and Web-based collaboration functionality, and continued integration of key industry-specific transaction systems and services.

    Our product development resources are organized into a number of development teams including: system services and workflow development, business services and application design, tools and Internet development, enterprise integration, documentation, quality assurance and release management. Our software and Internet applications teams have extensive experience in object oriented development, data management, workflow engineering, Java programming and Internet deployment.

    Our research and development expenditures were $6.2 million in 1997, $5.9 million in 1998 and $4.8 million for the nine months ended September 30, 1999.

Competition

    The market for our product is new and rapidly evolving, and is highly competitive. The competitive landscape is rapidly evolving to address the convergence of e-business services and customer interaction

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

applications. To realize the potential of this convergence, companies must be able to offer personalized marketing and sales and extend e-business services to all points of customer contact. This must be done through an integrated system and customer data model tailored by each company to meet its specific customer requirements.

    We face three main sources of competition: custom-built solutions; point application vendors extending from their origins in the help desk, field service, call center and salesforce automation businesses and enterprise resource planning application vendors.

 Custom-Built Solutions

    Corporate customer systems supporting branch and call centers have historically been custom-built by professional services organizations or internally developed. Custom development has the inherent limitation of being a high cost alternative because it relies on building the entire solution from scratch and the resulting configuration is difficult to upgrade to take advantage of new requirements and channels of communication (e.g. the Internet). We expect that internal development will continue to be a significant source of competition for the foreseeable future.

 Point Application Vendors

    We compete with providers of stand-alone point solutions for Web-based customer relationship management, such as Silknet, and Webline and providers of stand-alone e-mail response capabilities, such as Kana, Mustang Software and Brightware. We also compete against traditional client/server-based, call-center service customer and salesforce automation solutions, such as Siebel Systems, Vantive, Clarify and Pegasystems. Most point application providers started with a single application focus (service, salesforce automation, help desks) and then added additional modules addressing other needs, such as e-mail, field service or quality tracking. Although these vendors have started to pursue the enterprise-wide opportunity of providing e-business services to all points of customer contact, their lack of multichannel integration, real-time data models for integration of multiple data sources and lack of personalization capability and their client/server architecture are limitations.

 ERP Application Vendors

    We anticipate competitive offerings and consolidation from several major enterprise software developers, such as Oracle, PeopleSoft, IBM and SAP. To date Oracle has announced and began delivery of modules to compete in various areas of the traditional customer relationship management market and PeopleSoft has announced its intent to purchase Vantive. We expect ERP vendors to acquire and integrate point solutions as they approach different segments of the e-business and customer relationship management markets.

 Other Potential Competitiors

    The telephony market for equipment and software is in the midst of a major transition from proprietary systems to open software applications running on commodity hardware. Recent software acquisitions announced by traditional telephony vendors, such as Lucent Technologies Inc.'s purchase of Mosaix, Inc. and Nortel Networks Corporations' purchase of Clarify are examples of the desire to move from hardware platforms into software applications. Examples of companies providing middleware in support of computer and telephony integration are Genesys Telecommunications Laboratories, Inc. and Geotel Communications Corporation (recently purchased by Cisco Systems). Providers of client/server and mainframe call center systems include Pegasystems for financial services and IMA and Quintas for outsourcers and call centers. These companies have not historically provided e-business infrastructure and customer management applications but may in the future.

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

    We believe that the principal competitive factors in our market include:

  .  the breadth and depth of solutions;

  .  product quality and performance;

  .  relationships with system integrators;

  .  the ability to implement solutions;

  .  establishment of a significant base of reference customers;

  .  the ability of products to operate with multiple software applications;

  .  customer service; and

  .  product price.

Although we believe that our product competes favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial and personnel resources.

Intellectual Property and Propriety Rights

    Our success is dependent upon our ability to develop and protect our proprietary technology and intellectual proprietary rights. We rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and copyright and trademark laws to accomplish these goals.

    We license our product pursuant to non-exclusive license agreements that impose restrictions on customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We also seek to protect our rights in our product, documentation and other written materials under trade secret and copyright laws. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to our existing product are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

    We integrate third-party software into our product. This third-party software may not continue to be available on commercially reasonable terms. In particular, we license Forte Tool and related Forte products from Forte Software, a Sun Microsystems company. The license agreement expires in September 2001, and can be extended upon agreement of the parties. If we cannot maintain licenses to the Forte products or other key third-party software, shipments of our product could be delayed until equivalent software could be developed or licensed and integrated into our product. Moreover, although we are generally indemnified against claims that technology licensed from third parties infringes the intellectual property and proprietary rights of others, such indemnification is not always available for all types of intellectual property and proprietary rights and in some cases the scope of such indemnification is limited. There can be no assurance that infringement or invalidity claims arising from the incorporation of third-party technology, and claims for indemnification from our customers resulting from these claims, will not be asserted or prosecuted against us. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources in addition to potential product redevelopment costs and delays.

    Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

    It is also possible that third parties will claim that we have infringed their current or future products. We expect that software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. In the event an infringement claim against us was successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business would be harmed.

Employees

    As of September 30, 1999, we employed 127 full-time employees. Of that total, 32 were primarily engaged in product development, engineering or systems engineering, 38 were engaged in sales and marketing, 43 were engaged in professional services and 14 in operational, financial and administrative functions.

    None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe that our relations with our employees are good.

Facilities

    Our headquarters are located in approximately 31,000 square feet in Cupertino, California, occupied under an office lease expiring in July 2004. We also lease office space in Mahwah, New Jersey; Irving, Texas; Lisle, Illinois; and London, England.

Legal Proceedings

    We are not a party to any material legal proceedings. We may be subject to various claims and legal actions arising in the ordinary course of business.

                                   MANAGEMENT

Officers and Directors

    Our officers and directors and key employees, the positions held by them, and their ages as of December 31, 1999 are as follows:

                    Name                     Age           Position
 ------------------------------------------- --- ----------------------------
                                                 President, Chief Executive
 Samuel T. Spadafora........................  57 Officer and Chairman
 Steven R. Springsteel......................  42 Executive Vice President,
                                                  Chief Financial Officer and
                                                  Secretary
 Donald J. Morrison.........................  42 Executive Vice President,
                                                  World Wide Sales and
                                                  Marketing
                                                 Chief Technology Officer and
 Joseph F. Tumminaro........................  51 Director
                                                 Senior Vice President,
 Steven J. Sherman..........................  41 Engineering
 Stephen Kelly..............................  38 Senior Vice President, EMEA
 Oliver D. Curme(1).........................  45 Director
 Kathryn C. Gould(2)........................  49 Director
 Mitchell E. Kertzman(2)....................  50 Director
 William Raduchel(1)........................  52 Director
 Carol L. Realini...........................  45 Director

--------
(1)Member of the audit committee.
(2)Member of the compensation committee.

    Samuel T. Spadafora has served as President, Chief Executive Officer and a director of Chordiant since June 1998. In November 1999, Mr. Spadafora was elected as our Chairman. From April 1994 to June 1998, Mr. Spadafora served as Vice President of Worldwide Field Operations for the microelectronic business of Sun Microsystems, Inc., a computer and networking company. From October 1988 to January 1994, Mr. Spadafora served as senior vice president and general manager of field operations for The Santa Cruz Operation, a software provider. Mr. Spadafora has also served as Senior Vice President of Sales and Marketing at Altos Computer System, and Vice President of U.S. Sales and Operations at Memorex. Mr. Spadafora holds a B.A. in marketing from Eastern Michigan University.

    Steven R. Springsteel has served as our Executive Vice President and Chief Financial Officer since November of 1996, and Secretary since October 1999. From April 1995 to November 1996, Mr. Springsteel served as Corporate Controller at Global Village Communications, a communications company. From February 1994 to April 1995, Mr. Springsteel was Vice President and Chief Financial Officer and Secretary at Multipoint Networks, a wireless data communications company. From September 1990 to February 1994, Mr. Springsteel served as Corporate Controller at the Santa Cruz Operation, a software provider. Mr. Springsteel received his B.A. in Business Administration from Cleveland State University.

    Donald J. Morrison has served as our Executive Vice President, World Wide Sales and Marketing since January 1999. Mr. Morrison joined Chordiant as Executive Vice President of Marketing in June 1997. From March 1995 to June 1996, Mr. Morrison served as Senior Vice President of Marketing and OEM Sales for Network Peripherals Inc., a high-speed networking company focused on Fast Ethernet products. From January 1994 to February 1995, Mr. Morrison served as Vice President of Marketing at Strategic Mapping, Inc., an applications software company. Mr. Morrison has also held various sales and marketing positions at the Santa Cruz Operation, a software provider. Mr. Morrison received his B.A. in business administration from San Francisco State University and his Masters in marketing management from Golden Gate University.

    Joseph F. Tumminaro is a founder of Chordiant and has served as Chief Technology Officer and a director since Chordiant's inception in March 1991. Mr. Tumminaro served as Secretary of Chordiant from its inception until October 1999. From 1985 to 1990, Mr. Tumminaro served as President, Vice President of Technology and a director of J. Frank Consulting. Mr. Tumminaro received his B.A. from Southern Illinois University.

    Steven J. Sherman has served as our Senior Vice President of Engineering since October 1999. From January 1999 to September 1999, Mr. Sherman served as vice president of product development for The Vantive Corporation, a customer relationship management software vendor. From June 1996 to December 1998, Mr. Sherman served as Executive Vice President, of Product Development and later President, of Tetra International, Inc. for Tetra plc, an enterprise software provider. From March 1994 to May 1996, Mr. Sherman was Vice President of Engineering for Frame Technology and Adobe Systems (after the acquisition of Frame by Adobe), each of which are publishing software companies. Mr. Sherman received his B.A. in Mathematics and Computer Science from Emory University in 1979 and an M.B.A. from San Jose State University in 1991. Mr. Sherman has served on the board of Marin Research, Inc., a private project management software company, since September 1999.

    Stephen Kelly has served as our Senior Vice President of Europe, Middle East and Africa (EMEA) operations since October 1998. From October 1997 to September 1998, Mr. Kelly served as our Vice President of EMEA operations. From 1987 to 1998, Mr. Kelly worked in various sales, alliances and marketing roles at Oracle Corporation's United Kingdom operations, most recently as Director of Europe, Middle East and Africa Alliances and Industry Groups. Mr. Kelly received his B.A. with honors in business administration and accounting from the University of Bath, in England.

    Oliver D. Curme has been a director of Chordiant since July, 1996. Mr. Curme has served as a general partner of several entities affiliated with Battery Ventures, a venture capital company since 1988. Mr. Curme received his B.S. from Brown University and his M.B.A. from Harvard Business School.

    Kathryn C. Gould has been a director of Chordiant since July, 1996. She is a manager for each of the General Partners for Foundation Capital I, II, and III, a family of venture capital limited partnerships, and has been a member of such firm since December 1995. Since 1989, Ms. Gould has been a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Ms. Gould also serves as a Director of Documentum, Inc., a publicly held Web-based software application developer. Ms. Gould also serves as a director of Interwoven, a publicly held software provider. Ms. Gould received a B.Sc. in physics from the University of Toronto and an M.B.A. from the University of Chicago.

    Mitchell E. Kertzman has been a director of Chordiant since February, 1997. Mr. Kertzman has served as President, Chief Executive Officer and a director of Liberate Technologies, a public internet access software company since November 1998. Prior to joining Liberate, Mr. Kertzman was a member of the board of directors of Sybase, a database company, from February 1995 until November 1998. He has served as Chairman of Sybase's board of directors since July 1997. Between February 1998 and August 1998, he also served as Co-Chief Executive Officer of Sybase. From July 1996 until February 1997 Mr. Kertzman served as Chief Executive Officer of Sybase and from July 1996 until July 1997 he also served as President of Sybase. Between February 1995 and July 1996, Mr. Kertzman served as an Executive Vice President of Sybase. In February 1995, Sybase merged with Powersoft Corporation, a provider of application development tools. Mr. Kertzman had served as Chief Executive Officer and a director of Powersoft since he founded it in 1974. Mr. Kertzman has also served as a director of CNET, a internet content company since 1997.

    William Raduchel has been a director of Chordiant since August, 1998. Mr. Raduchel is currently the Chief Technology Officer of America Online Incorporated, an online service provider. Mr. Raduchel held various positions with Sun Microsystems, Inc., a computer systems company from 1989 to 1998 including Chief Strategy Officer from January, 1998 to September, 1999 and Vice President, Corporate Planning and Development and Chief Information Officer from July 1991 to January 1998. Mr. Raduchel received his B.A.

from Michigan State University in 1966 and his A.M. and Ph.D. from Harvard University in 1968 and 1972. He is a director of MIH Limited and OpenTV, Inc. and two private companies.

    Carol L. Realini was a founder of Chordiant and has been a director since our inception in March 1991. Ms. Realini has served as President, Chief Executive Officer and Chairman of the Board of Xokidz.com, Inc. since November 1999. From May 1997 to November 1999, she served as our Chairman. From May 1997 until June 1998, Ms. Realini served as our President and Chief Executive Officer. From January 1990 until May 1997, Ms. Realini served as President, Chief Executive Officer and Chairman of the Board of J. Frank Consulting, Inc., a consulting services firm and the predecessor company to Chordiant. From June 1988 to January 1990, Ms. Realini served as Vice President of Sales and Marketing of Legato Systems, Inc. Ms. Realini received her B.A. with honors in mathematics from University of California, Santa Cruz and her Masters degree from California State University, San Jose.

    Joseph Tumminaro, our Chief Technology Officer and a director, and Carol Realini, a director, are married to each other. There are no other family relationships among any of our directors and executive officers.

Board Committees

    The board of directors has established an audit committee and a compensation committee. The audit committee consists of Oliver D. Curme and William Raduchel. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors and reviews and evaluates our audit and control functions.

    The compensation committee consists of Kathryn C. Gould and Mitchell Kertzman. The compensation committee makes recommendations regarding our 1999 Equity Incentive Plan and concerning salaries and incentive compensation for our employees and consultants.

Director Compensation

    Directors currently receive no compensation from us for their services as members of the board or for attendance at committee meetings. In February 1997, Mr. Kertzman, a director of Chordiant, was granted an option to purchase 88,825 shares of our common stock at an exercise price of $0.14 per share. In August, 1998, Mr. Raduchel, also a director of Chordiant, was granted an option to purchase 87,500 shares of our common stock at an exercise price of $0.90 per share. Each option was granted under the 1999 Equity Incentive Plan. Pursuant to our 1999 Non-Employee Directors' Stock Option Plan, each non-employee director will be granted an option to purchase up to 25,000 shares of our common stock on the effective date of this offering, if a director on such date, or on such director's election or appointment to the board, if later. Thereafter directors will be granted an option to purchase up to 7,500 shares of our common stock on the day after each annual meeting of stockholders after the effective date of this offering. Also, directors who serve as committee members will be granted an option to purchase up to 5,000 shares of our common stock on the day after each of our annual meetings of stockholders. The exercise price of each option will be the fair market value of a share of our common stock on the date of grant of the option. See "--Employee Stock Plans-- 1999 Non-Employee Directors' Stock Option Plan."

Compensation Committee Interlocks And Insider Participation

    None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Ms. Gould and Mr. Kertzman serve as members of our compensation committee. Individuals and investment entities affiliated with Ms. Gould and Mr. Curme have purchased shares of our preferred stock. See "Certain Transactions." For a further description of interlocking transactions, see "Certain Transactions."

Board Composition

    Upon the closing of this offering, we will have authorized seven directors. In accordance with the terms of our amended and restated certificate of incorporation, the terms of office of the board of directors will be divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

  . the class I directors' term will expire at our first annual meeting of stockholders;

  . the class II directors' term will expire at our second annual meeting of stockholders; and

  . the class III directors' term will expire at our third annual meeting of stockholders.

    Our class I directors will be Oliver D. Curme, Kathryn C. Gould and Carol
L. Realini. Our class II directors will be Samuel T. Spadafora and Joseph F. Tumminaro. Our class III directors will be Mitchell E. Kertzman and William Raduchel. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Chordiant.

Executive Compensation

    The following table sets forth information concerning compensation for services rendered during the year ended December 31, 1999 by our Chief Executive Officer and our most highly compensated executive officers whose salary and bonus for the last year exceeded $100,000.

                         Summary Compensation Table(1)

                                                                   Long-Term
                                             Annual Compensation  Compensation
                                            --------------------- ------------
                                                        Other
                                                     Compensation  Number of
                                                      Including    Securities
                                                     Bonuses and   Underlying
        Name and Principal Position          Salary  Commissions    Options
        ---------------------------         -------- ------------ ------------
Samuel T. Spadafora........................ $250,000   $175,000          --
 President and Chief Executive Officer
Steven R. Springsteel...................... $183,912   $ 55,250     100,000
 Chief Financial Officer
Donald J. Morrison......................... $190,836   $111,684      87,500
 Senior Vice President, Worldwide Sales and
   Marketing
Joseph F. Tumminaro........................ $160,000   $ 43,077          --
 Chief Technology Officer
John Palmer(2)............................. $169,999   $ 36,975          --
 Former Executive Vice President,
   Engineering

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all salaried employees of Chordiant and other perquisites and personal benefits received that do not exceed the lesser of $50,000 or 10% of any officer's salary and bonus disclosed in this table.

(2) In August 1999, Mr. Palmer resigned as our Executive Vice President, Engineering and is no longer an officer of Chordiant.

 Option Grants in Fiscal Year 1999

    The following table sets forth each grant of stock options during the year ended December 31, 1999, to each of the individuals listed on the previous table.

    The exercise price of each option was equal to the fair market value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

    The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

  . multiplying the number of shares of common stock subject to a given option by the assumed initial public offering price of $9.00 per share;

  . assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and

  .  subtracting from that result the aggregate option exercise price.

    The initial public offering price may be higher than the estimated fair market value on the date of grant, and the potential realizable value of the option grants could be significantly higher than the numbers shown in the table if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the initial public offering price.

    The shares listed in the following table under "Number of Securities Underlying Options Granted" vest in a series of equal monthly installments over the four years following the vesting start date. Our stock option plans allow for the early exercise of options granted to employees. All options exercised early are subject to repurchase by Chordiant at the original exercise price, upon the optionee's cessation of service prior to the vesting of the shares. Each of the options has a ten-year term, subject to earlier termination if the optionee's service with us ceases. See "--Employee Stock Plans" for a description of other terms of these options.

    Percentages shown under "Percent of Total Options Granted to Employees in Fiscal Year" are based on an aggregate of 1,274,817 options granted to our employees under our equity incentive plans during the period from January 1, 1999 through December 31, 1999.

                       Option Grants in Last Fiscal Year

                                                                       Potential Realizable
                                                                         Value at Assumed
                         Number of   Percent of                        Annual Rates of Stock
                         Securities Total Options                       Price Appreciation
                         Underlying  Granted to   Exercise                for Option Term
                          Options   Employees in  Price Per Expiration ---------------------
          Name            Granted    Fiscal 1999    Share      Date       5%         10%
          ----           ---------- ------------- --------- ---------- --------- -----------
Samuel T. Spadafora.....       --         --           --          --         --          --
Steven R. Springsteel...   50,000       3.9%        $2.90    03/19/09  $ 588,003  $1,022,184
                           50,000       3.9%        $4.00    11/16/09  $ 533,003 $   967,184
Donald J. Morrison......   37,500       2.9%        $2.90    03/19/09  $ 441,002 $   766,638
                           50,000       3.9%        $4.00    11/16/09  $ 533,003 $   967,184
Joseph F. Tumminaro.....       --         --           --          --         --          --
John Palmer.............       --         --           --          --         --          --

 Fiscal Year-End Option Values

    The following table sets forth the number and value of securities underlying unexercised options that are held by each of the individuals listed on the previous page as of December 31, 1999.

    Amounts shown under the columns "Value Realized" and "Value of Unexercised In-the-Money Options at December 31, 1999" are based on an assumed initial public offering price of $9.00, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. Our stock option plans allow for the early exercise of options granted to employees. All options exercised early are subject to repurchase by Chordiant at the original exercise price, upon the optionee's cessation of service prior to the vesting of the shares.

                      Option Exercises in Last Fiscal Year

                                               Number of Securities
                                              Underlying Unexercised     Value of Unexercised
                                                    Options at          In-the-Money Options at
                           Shares               December 31, 1999          December 31, 1999
                         Acquired on  Value   ------------------------ -------------------------
Name                      Exercise   Realized   Vested     Unvested    Exercisable Unexercisable
----                     ----------- -------- ----------- ------------ ----------- -------------
Samuel T. Spadafora.....   35,000    $292,813     821,112     954,038  $14,840,254       --
Steven R. Springsteel...   10,000    $ 88,600     200,532     262,811  $ 3,627,365       --
Donald J. Morrison......   15,000    $130,500     253,260     339,598  $ 4,787,693       --
Joseph F. Tumminaro.....       --          --      28,560       2,465  $   267,948       --
John Palmer.............       --          --     316,031          --  $ 1,641,382       --

Employee Stock Plans

 1999 Equity Incentive Plan.

    Our board adopted our 1999 Equity Incentive Plan on November 30, 1999. The incentive plan is an amendment and restatement of our 1997 Equity Incentive Plan.

    Administration. The board administers the incentive plan unless it delegates administration to a committee. The board or this committee has the authority to construe, interpret and amend the incentive plan as well as to determine:

  .  the grant recipients;

  .  the grant dates;

  .  the number of shares subject to the award;

  .  the exercisability and vesting of the award;

  .  the exercise price;

  .  the type of consideration; and

  .  the other terms of the award.

    Share Reserve. We have reserved a total of 9,712,500 shares of our common stock for issuance under the incentive plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  .  5% of our outstanding shares on a fully-diluted basis; or

  . that number of shares subject to stock awards made under the incentive plan during the prior 12-month period.

    However, the automatic increase is subject to reduction by the board, and no more than 20 million shares of the share reserve, as increased, may be used for incentive stock options. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

    Eligibility. The board may grant incentive stock options that qualify under
Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The board also may grant nonstatutory stock options, stock bonuses and restricted stock purchase awards to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

  . A stock option is a contractual right to purchase a specified number of our shares at a specified price (exercise price) for a specified period of time.

  . An incentive stock option is a stock option that has met the requirements of Section 422 of the Internal Revenue Code. This type of option is free from regular tax at both the date of grant and the date of exercise. However, the difference between the fair market value on date of exercise and the exercise price is an item of alternative minimum tax unless there is a disqualifying disposition in the year of exercise. If two holding period tests are met--two years between grant date and sale date and one year between exercise date and sale date-- all profit on the sale of our shares acquired by exercising the incentive stock option is long-term capital gain income. However, if either of the holding periods is not met, there has been a disqualifying disposition, and a portion of any profit will be taxed at ordinary income rates.

  . A nonstatutory stock option is a stock option not meeting the Internal Revenue Code criteria for qualifying incentive stock options and, therefore, triggering a tax upon exercise. This type of option requires payment of state and federal income tax and, if applicable, FICA/FUTA on the difference between the exercise price and the fair market value on the exercise date.

  . A restricted stock purchase award is our offer to sell our shares at a price either at or near the fair market value of the shares. A stock bonus, on the other hand, is a grant of our shares at no cost to the recipient in consideration for past services rendered.

    The board may not grant an incentive stock option to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of an affiliate of ours, unless the exercise price is at least 110% of the fair market value of the stock on the grant date and the option term is five years or less.

    Limits on Option Grants. There are limits on the number of shares that the board may grant under an option.

  . Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the chief executive officer and the four highest compensated officers in a taxable year to the extent that the compensation for each the officer exceeds $1,000,000. When we become subject to Section 162(m), in order to prevent options granted under the incentive plan from being included in compensation, the board may not grant options under the incentive plan to an employee covering an aggregate of more than 5 million shares in any calendar year.

  . In addition, an employee may not receive incentive stock options that exceed the $100,000 per year limitation set forth in Section 422(d) of the Internal Revenue Code. In calculating the $100,000 per year limitation, we determine the aggregate number of shares under all incentive stock options granted to that employee that will become exercisable for the first time during a calendar year. For this purpose, we include incentive stock options granted under the incentive plan as well as under any other stock plans that our affiliates or we maintain. We then determine the aggregate fair market value of the stock as of the grant date of the option. Taking the options into account in the order in which they were granted, we treat only the options covering the first $100,000 worth of stock as incentive stock options. We treat any options covering stock in excess of $100,000 as nonstatutory stock options.

    Option Terms. The board may grant incentive stock options with an exercise price of 100% or more of the fair market value of a share of our common stock on the grant date. It may grant nonstatutory stock options at a discount. If the value of our shares declines thereafter, the board may offer option holders the opportunity to replace their outstanding higher-priced options with new lower-priced options. To the extent required by Section 162(m) of the Internal Revenue Code, the old repriced option is deemed to be canceled and a new option granted, but both options will be counted against the Section 162(m) limit discussed above.

    The maximum option term is 10 years. The board may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the option holder's service to our affiliates and to us terminates. If this termination is due to the option holder's disability, the exercise period generally is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following the option holder's death.

    The board may provide for the transferability of nonstatutory stock options but not incentive stock options. However, the optionholder may designate a beneficiary to exercise either type of option following the option holder's death. If the optionholder does not designate a beneficiary, the option holder's option rights will pass by his or her will or by the laws of descent and distribution.

    Terms of Other Stock Awards. The board determines the purchase price of other stock awards. However, the board may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the board determines. The board, however, may accelerate the vesting of the restricted stock.

    Other Provisions. Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the cap on the number of shares available for incentive stock options, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to the awards.

    In the event of a change in control, the surviving entity may either assume or replace outstanding awards under the incentive plan. If this does not occur, then generally the vesting and exercisability of the awards will accelerate, and unexercised awards will terminate immediately prior to the event. A change in control includes the following:

  . A dissolution, liquidation or sale of all or substantially all of our assets.

  . A merger or consolidation in which we are not the surviving corporation.

  . A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

  . After this initial public offering, generally the acquisition by any person, entity or group of the beneficial ownership of our securities representing at least 50% of the combined voting power entitled to vote in the election of directors.

    If there is a change in control (other than a merger or consolidation for the purpose of a change in domicile), then for options held by persons then performing services as an employee or director of, or consultant to, us, the vesting of the option will be accelerated by one year.

    Stock Awards Granted. As of November 18, 1999, we have issued 816,829 shares upon the exercise of options under the incentive plan; options to purchase 7,824,162 shares at a weighted average exercise price of $1.75 per share were outstanding; and 1,071,509 shares remained available for future grant. As of November 18, 1999, the board had not granted any stock bonuses or restricted stock under the incentive plan.

    Plan Termination. The incentive plan will terminate in 2009 unless the board terminates it sooner.

 1999 Non-Employee Directors' Stock Option Plan.

    We adopted the 1999 Non-Employee Directors' Stock Option Plan on November 30, 1999. The directors' plan provides for the automatic grant to our non-employee directors of options to purchase shares of our common stock.

    Share Reserve. We have reserved a total of 700,000 shares of our common stock for issuance under the directors' plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  .  0.5% of our outstanding shares on a fully-diluted basis, or

  . that number of shares subject to options granted under the directors' plan during the prior 12-month period.

    However, the automatic increase is subject to reduction by the board. If an option holder does not purchase the shares subject to his or her option before the option expires or otherwise terminates, the shares that are not purchased again become available for issuance under the directors' plan.

    Administration. The board administers the directors' plan. The board has the authority to construe, interpret and amend the directors' plan but the directors' plan specifies the essential terms of the options, including:

  .  the option recipients;

  .  the grant dates;

  .  the number of shares subject to the option;

  .  the exercisability and vesting of the option;

  .  the exercise price; and

  .  the type of consideration.

    Eligibility. We automatically will issue options to our non-employee directors under the directors' plan as follows:

  . Each person who is an non-employee director on the effective date of this offering or who is first elected or appointed thereafter as a non-employee director will automatically receive an initial grant for 25,000 shares. The initial grant is exercisable immediately but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years.

  . In addition, on the day after each of our annual meetings of the stockholders, starting with the annual meeting in 2001, each non-employee director will automatically receive an annual grant for 7,500 shares. The annual grant is exercisable immediately but will vest monthly over the next year. If the non-employee director is appointed to the board after the annual meeting, the annual grant will be pro rated.

  . Finally, on the day after each of our annual meetings of the stockholders, starting with the annual meeting in 2001, each non-employee director who is serving on a board committee will automatically receive a committee grant for 5,000 shares. The committee grant is exercisable immediately but will vest monthly over the next year. If the non-employee director is appointed to the committee after the annual meeting, the committee grant will be pro rated.

    As long as the option holder continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the option will continue to vest and be exercisable during its term. When the option holder's service terminates, we will have the right to repurchase any unvested shares at the original exercise price, without interest.

    Option Terms. Options have an exercise price equal to 100% of the fair market value of our common stock on the grant date. The option term is 10 years but it terminates three months after the option holder's service terminates. If this termination is due to the option holder's disability, the post-termination exercise period is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after his or her service terminates, the post-termination exercise period is extended to 18 months following death.

    The option holder may transfer the option by gift to immediate family or for estate-planning purposes. The option holder also may designate a beneficiary to exercise the option following the option holder's death. Otherwise, the option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

    Other Provisions. Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the directors' plan and to outstanding options. In that event, the board will appropriately adjust the directors' plan as to the class and the maximum number of shares subject to the directors' plan and to the automatic option grants. It also will adjust outstanding options as to the class, number of shares and price per share subject to the options.

    In the event of a change in control, the surviving entity may either assume or replace outstanding options under the directors' plan. If this does not occur, then generally the vesting of the options will accelerate, and unexercised options will terminate immediately prior to the event. A change in control includes the following:

  . A dissolution, liquidation or sale of all or substantially all of our assets.

  . A merger or consolidation in which we are not the surviving corporation.

  . A reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

  . Generally the acquisition by any person, entity or group of the beneficial ownership of our securities representing at least 50% of the combined voting power entitled to vote in the election of directors.

    If there is a change in control (other than a merger or consolidation for the purpose of a change in domicile), then for options held by persons then performing services as an employee or director of, or consultant to, us, the vesting of the option will be accelerated by one year.

    Options Issued. The directors' plan will not be effective until the effective date of this offering. Therefore, we have not issued any options under the directors' plan.

    Plan Termination. The directors' plan has no set termination date.

 1999 Employee Stock Purchase Plan

    Our board adopted the 1999 Employee Stock Purchase Plan on November 30,
1999.

    Administration. The board administers the purchase plan unless it delegates administration to a committee. The board or this committee has the authority to construe, interpret and amend the purchase plan as well as to determine the terms of rights granted under the purchase plan.

    Share Reserve. We authorized the issuance of 2,000,000 shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan. On October 1 of each year for 10 years, starting on October 1, 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

  .  2% of our outstanding shares on a fully-diluted basis; or

  . that number of shares issued under the purchase plan during the prior 12-month period.

    However, the automatic increase is subject to reduction by the board, and no more than 13,000,000 shares of the share reserve, as increased, may be used under the purchase plan.

    Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and full-time employees of our affiliates incorporated in the United States or in the United Kingdom who have been employed for at least 10 days may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock.

    Offerings. Under the purchase plan, the board may specify offerings of up to 27 months. Unless the board otherwise determines, common stock is purchased for accounts of participating employees at a price per share equal to the lower of:

  . 85% of the fair market value of a share on the first day of the offering; or

  .  85% of the fair market value of a share on the purchase date.

    The first offering will begin on the effective date of this offering, and we will offer shares registered on a Form S-8 registration statement. The fair market value of the shares on the first date of this offering will be the price per share at which our shares are first sold to the public as specified in the final prospectus with respect to this offering. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for these shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the last trading day prior to the relevant determination date, as reported in The Wall Street Journal.

    The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

  . 85% of the fair market value of a share on the day they began participating in the purchase plan; or

  .  85% of the fair market value of a share on the purchase date.

    Participating employees may authorize payroll deductions of up to 15% of their compensation for the purchase of stock under the purchase plan. Employees may end their participation in the offering before a purchase period ends. Their participation ends automatically on termination of their employment.

    Other Provisions. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

    Upon a change in control, the board may provide that the successor corporation either will assume or replace outstanding purchase rights. Alternatively, the board may shorten the ongoing offering period and provide that our stock will be purchased for the participants immediately before the change in control.

    Shares Issued. The purchase plan will not be effective until the effective date of this initial public offering of our stock. Therefore, as of the date hereof, no shares of common stock have been purchased under the purchase plan.

    Plan Termination. The purchase plan has no set termination date.

401(k) Plan

    We have established the Chordiant Corporation Retirement Savings Plan effective January 1, 1996. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees or by Chordiant, and income earned thereon, are not taxable until withdrawn and so that contributions by us will be deductible by us when made. The 401(k) Plan provides that each participant may reduce his or her pre-tax gross compensation by up to 15% (up to a statutorily prescribed annual limit of $10,000 in 1999) and have that amount contributed to the 401(k) Plan. Employees become eligible to participate in the 401(k) Plan upon commencement of their employment with Chordiant. Participants are fully vested in all amounts they contribute under the 401(k) Plan and in the earnings on such amounts.

    In addition to the employee salary deferrals described above, the 401(k) Plan requires us to make contributions under the 401(k) Plan on behalf of the participants. These contributions include a matching contribution of up to $1,500 per year of salary deferred contributions made by each participant. The employer contributions to the 401k plan each year will be divided among participants in the ratio that each participant's compensation bears to the compensation of all participants. Participants become vested in matching contributions and employer contributions according to a graded vesting schedule under which they become fully vested after five years of service with Chordiant.

    Employee participants may elect to invest their accounts under the 401(k) Plan in various established funds.

Limitations On Directors' And Executive Officers' Liability And
Indemnification

    Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions permitted under Delaware law relating to the liability of directors and officers.

    These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, including:

  . for any breach of the directors' duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  for any acts under Section 174 of the Delaware General Corporation Law;
     or

  . for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder's rights to seek non-monetary relief, including an injunction or rescission, in the event of a director's breach of fiduciary duty. These provisions will not alter a director's liability under federal securities laws.

    In addition, we intend to enter into separate indemnification agreements with our directors and executive officers that provide each of them indemnification protection in the event the amended and restated certificate of incorporation and amended and restated bylaws are subsequently amended. We believe that these provisions and agreements will assist us in attracting and retaining qualified individuals to serve as directors and officers.

                              CERTAIN TRANSACTIONS

    The following is a description of transactions since January 1, 1997, to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of the capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are otherwise required to be described under "Management."

    The following executive officers, directors or holders of more than five percent of our voting securities purchased securities in the amounts as of the date set forth below.

                                                 Shares of Preferred Stock
                              Common     -------------------------------------------
                              Stock       Series B   Series C  Series D    Series E
                          -------------- ---------- ---------- ---------  ----------
Directors and Executive
  Officers
Samuel T. Spadafora(1)..       1,810,150         --         --        --          --
Steven R.
  Springsteel(2)........         473,343         --         --        --          --
Donald J. Morrison(3) ..         607,858         --         --        --          --
Joseph F. Tumminaro(4)
  ......................       5,023,417         --         --        --          --
Carol Realini(4) .......       5,023,417         --         --        --          --
Steven Sherman(5) ......         400,000         --         --        --          --
Stephen Kelley..........         350,000
John Palmer(6) .........         316,031         --         --        --          --
Mitchell Kertzman.......          88,825         --         --        --          --
William Raduchel........          87,500         --         --        --          --
Entities Affiliated with
  Directors
Entities affiliated with
  Foundation
  Capital(7)............              --    588,235    195,312        --      52,631
Battery Ventures III,
  LP(8).................              --         --    195,312        --      26,316
Other 5% Stockholders
Entities affiliated with
  Charter Growth
  Capital(9)............              --         --         -- 2,000,000          --
First Plaza Trust(10)...              --         --         --        --   3,947,368
Electronic Data Systems
  Corporation...........              --         --  2,421,875        --          --
Norwest Venture Partners
  VI LP.................              --  2,073,529    195,312        --      52,361
Orchid/T. Rowe Threshold
  III...................              --    470,588    351,562        --     263,158
Vertex Investment II
  Ltd.(11)..............              --  1,175,625    390,624        --     131,579

  Price Per Share.......  $0.04 to $4.00 $     1.70 $     2.56        (9) $     3.80
  Date(s) of Purchase...         various     6/1997    12/1997        (9)     9/1999

--------
 (1) Includes shares held by Mr. Spadafora's children and 1,775,150 shares subject to outstanding options, of which 856,112 shares are fully vested.
 (2) Includes shares held by Mr. Springsteel's children and 463,343 shares subject to outstanding options, of which 210,532 shares are fully vested.
 (3) Includes shares held by Mr. Morrison's children and 592,858 shares subject to outstanding options, of which 253,260 shares are fully vested.
 (4) The common stock held by both Mr. Tumminaro and Ms. Realini includes 4,970,000 shares held in a family trust and trusts for the benefit of Mr. Tumminaro and Ms. Realini's children; 31,025 shares subject to outstanding options held by Mr. Tumminaro, of which 28,560 shares are fully vested; and 22,392 shares subject to an outstanding option held by Ms. Realini, of which 21,718 shares are fully vested. Includes shares held in a family trust and shares held in trusts for the benefit of Mr. Tumminaro and Ms. Realini's children.
 (5) Includes 400,000 shares subject to an outstanding option, of which 8,333 shares are fully vested.
 (6) Includes 316,031 shares subject to an outstanding option, all of which shares are fully vested. In August 1999, Mr. Palmer resigned as our Executive Vice President, Engineering, and is no longer an officer of Chordiant.
 (7) Kathryn C. Gould, one of our directors, is a managing member of Foundation Capital Management, LLC, which is the general partner and managing member of Foundation Capital, LP and Foundation Capital Entrepreneurs Fund LLC.

 (8) Oliver D. Curme, one of our directors, is a general partner of, Battery Partners III LP, which is the sole general partner of Battery Ventures III, LP.
 (9) Consists of a subordinated unsecured convertible debenture held by Charter Growth Capital, L.P. convertible into 560,000 shares of Series D preferred stock, a subordinated unsecured convertible debenture held by CGC Investors, L.P. convertible into 35,000 shares of Series D preferred stock, and a subordinated unsecured convertible debenture held by Charter Growth Capital Co-Investment Fund, L.P. convertible into 1,405,000 shares of Series D preferred stock. The conversion price of the debentures is $5.00 per share. The debentures were purchased in April 1999.
(10) The Chase Manhattan Bank acts as the trustee (the Trustee) for First Plaza Group Trust (the Trust), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation (GM) and its subsidiaries and certain former subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation (GMIMCo), a wholly owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and certain former subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as the Trust's investment manager with respect to these shares and in that capacity it has the sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.
(11) Includes 130,625 shares of Series B Preferred Stock held by HWH Investment PTE, Ltd. 522,500 shares of Series B1 and 195,312 shares of Series C Preferred Stock held by Vertex Asia Ltd., and 522,500 shares of Series B, and 195,312 shares of Series C and 131,579 shares of Series E Preferred Stock held by Vertex Investments II Ltd.

    Chordiant and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders, together with holders of our convertible debentures described above, will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock--Registration Rights." Upon the completion of this offering, all shares of our outstanding preferred stock and convertible debentures will be automatically converted into an equal number of shares of common stock.

    We intend to enter into indemnification agreements with our directors and officers for the indemnification of and advancement of expenses to these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

    Carol Realini entered into a separation agreement with Chordiant dated December 9, 1998 terminating her employment with us as President and Chief Executive Officer effective December 31, 1998. From January 1, 1999 until January 1, 2000, the company continued to pay Ms. Realini's base salary and car allowance. Her option to purchase 40,746 shares of common stock was fully vested as of November 30, 1998. Her second option to purchase 4,045 shares of common stock shall continue to vest for so long as she serves as a member of our Board of Directors.

    John Palmer entered into a separation agreement with Chordiant dated August 23, 1999 terminating his employment with us as Executive Vice President, Engineering effective August 26, 1999. From his separation date until February 26, 2000, the company has agreed to continue to pay Mr. Palmer's base salary. Mr. Palmer is not eligible for further vesting of his options after August 26, 1999, but has the right to exercise on those option shares that are vested for a period of up to ninety days after February 26, 2000.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 18, 1999, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

  . each of the individuals listed on the "Summary Compensation Table" above;

  .  each of our directors;

  . each person (or group of affiliated persons) who is known by us to own beneficially 5% or more of our common stock; and

  .  all current directors and executive officers as a group.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 18, 1999 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

    Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Applicable percentage ownership in the following table is based on 30,094,801 shares of common stock outstanding as of November 18, 1999, after giving effect to the conversion of all outstanding shares of preferred stock and convertible debentures into common stock upon the closing of the offering and 34,594,801 shares of common stock outstanding immediately following completion of the offering. This table assumes no exercise of the underwriters' over-allotment options. Unless otherwise indicated, the address of each of the individuals named below is: c/o Chordiant Software, Inc., 20400 Stevens Creek Blvd, Suite 400, Cupertino, California 95014.

                                  Beneficial Ownership   Beneficial Ownership
                                 Prior to the Offering    After the Offering
                                 ---------------------- ----------------------
Name of Beneficial Owner           Shares   Percent (%)   Shares   Percent (%)
------------------------         ---------- ----------- ---------- -----------
Directors, Executive Officers:
Samuel T. Spadafora(1).........   1,810,150     5.68     1,810,150     4.98
Steven R. Springsteel(2).......     473,343     1.55       473,343     1.35
Donald J. Morrison(3)..........     607,858     1.98       607,858     1.73
Joseph F. Tumminaro(4).........   5,023,417    16.66     5,023,417    14.50
Carol L. Realini(4)............   5,023,417    16.66     5,023,417    14.50
Steven Sherman(5)..............     400,000     1.31       400,000     1.14
Stephen Kelly(6)...............     350,000     1.15       350,000     1.00
John Palmer(7).................     316,031     1.04       316,031       *
Oliver D. Curme(8).............   2,501,263     8.31     2,501,263     7.23
Kathryn C. Gould(9)............   3,115,813    10.35     3,115,813     9.01
Mitchell Kertzman(10)..........      88,825       *         88,825       *
William Raduchel(11)...........      87,500       *         87,500       *
All Directors and Officers as a
  group(12)....................  14,774,200    43.17    14,774,200    38.15

Five Percent Stockholders:
First Plaza Group Trust(13)....   3,947,368    13.12     3,947,368    11.41
  The Chase Manhattan Bank
  3 Chase Metrotech Center
  7th Floor
  Brooklyn, NY 11245

                                     Beneficial Ownership  Beneficial Ownership
                                     Prior to the Offering  After the Offering
                                     --------------------- ---------------------
Name of Beneficial Owner              Shares   Percent (%)  Shares   Percent (%)
------------------------             --------- ----------- --------- -----------
Entities affiliated with Foundation
  Capital, L.P(14).................  3,115,813    10.35    3,115,813    9.01
  70 Willow Road
  Suite 200
  Menlo Park, CA 94025
Orchid & Co., nominee for T. Rowe
  Price Threshold Fund III, L.P....  2,605,065     8.66    2,605,065    7.53
  100 East Pratt Street
  Baltimore, MD 21202
Battery Ventures III, L.P..........  2,501,263     8.31    2,501,263    7.23
  20 William Street
  Suite 200
  Wellesley, MA 02481
Electronic Data Systems
  Corporation......................  2,421,875     8.05    2,421,875    7.00
  5400 Legacy Drive
  Plano, TX 75024
Norwest Venture Partners VI,
  LP(15)...........................  2,321,202     7.71    2,321,472    6.71
  245 Lytton Avenue
  Suite 250
  Palo Alto, CA 94301
Entities affiliated with Charter
  Growth Capital(16)...............  2,000,000     6.65    2,000,000    5.78
  525 University Avenue
  Suite 1500
  Palo Alto, CA 94301
Entities affiliated with Vertex
  Investment II(17)................  1,697,828     5.64    1,697,828    4.91
  Three Lagoon Drive
  Suite 220
  Redwood City, CA 94065

--------
  * Represents beneficial ownership of less than 1.0%.

 (1) Includes shares held by Mr. Spadafora's children and 1,775,150 shares subject to an outstanding option, of which 856,112 shares are vested.

 (2) Includes shares held by Mr. Springsteel's children and 463,343 shares subject to an outstanding option, of which 210,532 shares are vested.

 (3) Includes shares held by Mr. Morrison's children and 592,858 shares subject to an outstanding option, of which 253,260 shares are vested.

 (4) The common stock held by both Mr. Tumminaro and Ms. Realini includes 4,790,000 shares held in a family trust and trusts for the benefit of Mr. Tumminaro and Ms. Realini children; 31,025 shares subject to an outstanding option held by Mr. Tumminaro, of which 28,560 shares are vested; and 22,392 shares subject to an outstanding option held by Ms. Realini, of which 21,718 shares are vested. Mr. Tumminaro and Ms. Realini have granted an option to the underwriters to purchase up to aggregate of 250,000 shares of common stock to cover over-allotments. See "Underwriting--Over-allotment options."

 (5) Includes 400,000 shares subject to an outstanding option, of which 8,333 shares are vested.

 (6) Includes 350,000 shares subject to an outstanding option of which 269,792 shares are vested.

 (7) Includes 316,031 shares subject to an outstanding option, all of which shares are vested. In August 1999, Mr. Palmer resigned as our Executive Vice President, Engineering, and is no longer an officer of Chordiant.

 (8) Mr. Curme is a general partner of Battery Ventures III, L.P, which is the sole general partner of Battery Ventures III LP. Mr. Curme disclaims beneficial ownership of the shares held by these entities except to the extent of his proportionate partnership interest in these entities.

 (9) Ms. Gould is a managing member of Foundation Capital Management, LLC, which is the general partner and managing member of Foundation Capital, LP and Foundation Capital Entrepreneurs Fund LLC. She disclaims beneficial ownership of the shares held by the entities affiliated with Foundation Capital, except to the extent of her proportionate partnership interest in these entities.

(10) Includes 88,825 shares subject to an outstanding option, of which 61,067 shares are vested.

(11) Includes 87,500 shares subject to an outstanding option, of which 27,343 shares are vested.

(12) Includes shares described in the notes above, as applicable.

(13) The Chase Manhattan Bank acts as the trustee (the Trustee) for First Plaza Group Trust (the Trust), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation (GM) and its subsidiaries and certain former subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment Management Corporation (GMIMCo), a wholly owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and certain former subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as the Trust's investment manager with respect to these shares and in that capacity it has the sole power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

(14) Includes 260,724 shares held by Foundation Capital Entrepreneurs LLC and 2,802,458 shares held by Foundation Capital LP. Foundation Capital Management, LLC is the managing member of Foundation Capital Entrepreneurs Fund, LLC and is the general partner of Foundation Capital, LP. Ms. Gould is a director of Chordiant and disclaims beneficial ownership of the shares held by these Foundation Capital entities, except to the extent of her pecuniary interest as a member of Foundation Capital Management, LLC.

(15) The sole general partner of Norwest Venture Partners VI, LP is Itasca VC Partners VI, LLP, whose managing partner is George Still and whose managing administrative partner is John Whale. All voting and investment power with respect to these shares is held solely by Norwest Venture Partners VI, LP acting by and through Itasca VC Partners VI and its managing partner and managing administration partner.

(16) Includes a subordinated unsecured convertible debenture held by Charter Growth Capital, L.P. convertible into 560,000 shares of Series D preferred stock, a subordinated unsecured convertible debenture held by CGC Investors, L.P. convertible into 35,000 shares of Series D preferred stock, and a subordinated unsecured convertible debenture held by Charter Growth Capital Co-Investment Fund, L.P. convertible into 1,405,000 shares of Series D preferred stock.

(17) Includes 130,625 shares held by HWH Investment PTE, Ltd., 717,812 shares held by Vertex Asia Ltd., and 849,391 shares held by Vertex Investments II Ltd.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 300,000,000 shares of common stock, $0.001 par value per share and 51,000,000 shares of preferred stock, $0.001 par value per share. There were 30,094,801 shares of our common stock outstanding as of November 18, 1999, held of record by 126 stockholders, after giving effect to the conversion of our preferred stock and convertible debentures into common stock.

Common Stock

    The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

    Under our amended and restated certificate of incorporation, our board has the authority, without further action by stockholders, to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control of Chordiant. We have no present plans to issue any shares of preferred stock.

Registration Rights

    Upon completion of this offering and subject to contractual limitations, the holders of 24,412,193 shares of common stock or their transferees will be entitled to rights to register these shares under the Securities Act of 1933. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securityholders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of common stock. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning on the later of (i) September 28, 2000 and (ii) six months from the date of the closing of this offering, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us, at our expense, to register their shares on Form S-3 when this form becomes available. These rights shall terminate six years after the effective date of this offering.

Delaware Anti-Takeover Law

    We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

    Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our amended and restated bylaws provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, the Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or by the holders of 50% of our outstanding voting stock. Our amended and restated certificate also specifies that our board of directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. Our amended and restated certificate does not provide otherwise. In addition, the amended and restated certificate specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Certain provisions of our amended and restated certificate may only be amended with the approval of 66 2/3% of our outstanding voting stock and our amended and restated bylaws may be amended only by the board or by the approval of 66 2/3% of our outstanding voting stock. Furthermore, our amended and restated certificate requires the advance notice of stockholders' nominations for the election of directors and business brought before a meeting of stockholders. Lastly, the amended and restated certificate provides that a majority of the directors in office, even if less than a quorum, are entitled to fill vacancies created by resignation, death, disqualification, removal or by an increase in the size of the board. These provisions contained in the amended and restated certificate and our amended and restated bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of Chordiant or its management, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of stockholders to remove our current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Transfer Agent And Registrar

    The transfer agent and registrar for our common stock is Bank Boston, N.A. Its telephone number is (781) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since, other than the shares offered in this offering, no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding an aggregate of 34,594,801 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after November 18, 1999. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 30,094,801 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

    As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  . no shares will be eligible for sale prior to 180 days from the date the registration statement of which this prospectus is a part is declared effective;

  . 24,131,646 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, 180 days after the date this offering is declared effective;

  . 5,963,155 shares will be eligible for sale at various times after the expiration of the lock-up agreements, described below, 180 days after the date this offering is declared effective; and

  . 4,007,612 shares will be eligible for sale upon the exercise of vested options 180 days after the date this offering is declared effective.

Lock-Up Agreements

    All of our officers, directors, and stockholders have agreed, subject to certain exclusions, not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, until 180 days after the date upon which the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner in certain circumstances or with the prior written consent of BancBoston Robertson Stephens Inc.

Rule 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of our public offering, a person who has beneficially owned shares of our common stock for at least one year, including any affiliates of ours, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 345,948 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about Chordiant.

Rule 144(k)

    Under Rule 144(k), a person who is not deemed to have been one of our "affiliates," as defined in Rule 144, at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

    In general, under Rule 701, any Chordiant employee, director, officer, consultant or advisor who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of our initial public offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

    The Securities and Exchanges Commission has indicated that Rule 701 will apply to stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

    Upon completion of this offering, the holders of 24,412,193 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. See "Description of Capital Stock--Registration Rights."

Stock Options

    After this offering, we intend to file a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 1999 Equity Incentive Plan, the 1999 Employee Stock Purchase Plan and the 1999 Non-employee Directors Stock Option Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statements will, subject to Rule 144 volume limitations applicable to affiliates and contractual limitations, be available for sale in the open market, immediately after the effective date of such registration statement.

                                  UNDERWRITING

    The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Thomas Weisel Partners LLC, have severally agreed with us and the selling stockholders, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all of these shares if any are purchased.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   BancBoston Robertson Stephens Inc...........................
   Dain Rauscher Wessels.......................................
   Thomas Weisel Partners LLC..................................

    We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain
dealers at such price less a concession of not more than $    per share, of
which $    may be allowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us or the selling stockholders as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 91 filed public offerings of equity securities, of which 73 have been completed, and has acted as a syndicate member in an additional 48 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

    The following table summarizes the compensation to be paid to the underwriters by Chordiant:

                                             Per Share             Total
                                        ------------------- -------------------
                                         Without    With     Without    With
                                          Over-     Over-     Over-     Over-
                                        allotment allotment allotment allotment
                                        --------- --------- --------- ---------
Underwriting discounts and commissions
  paid by Chordiant...................    $         $         $         $
Expenses payable by Chordiant.........    $         $         $         $

    Over-allotment Options. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 425,000 additional shares of common stock at the same price per share as we will receive for the 4,500,000 shares that the underwriters have agreed to purchase from us in this offering. Certain stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 250,000 additional shares of common stock at the same price per share as we will receive for the 4,500,000 shares that the underwriters have agreed to purchase from us in this offering. To the extent that the underwriters exercise either option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of these additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the shares offered hereby. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 4,500,000 shares are being sold. We will be obligated, pursuant to the option we have granted to the underwriters, to sell shares to the extent the option is exercised. The selling stockholders will be obligated, pursuant to the option they have granted to the underwriters, to sell shares to the extent the option is exercised. The underwriters will be obligated to exercise the option with the selling stockholders in full prior to exercising their option with us. The underwriters may exercise these options only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, Chordiant and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

    Lock-up Agreements. Each of our officers, directors and stockholders has agreed, for a period of 180 days after the date of this prospectus, that, subject to exceptions, they will not offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our stockholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period other than pursuant to this offering.

    Future Sales. In addition, we have agreed that until 180 days after the date of this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens Inc.:

  . consent to the disposition of any shares held by stockholders prior to the expiration of the lock-up period; or

  . issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise of outstanding options, and (3) the issuance of options under existing stock option and incentive plans. See "Shares Eligible for Future Sale."

    Listing. We have applied for quotation on the Nasdaq National Market under the symbol "CHOR."

    No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to ours, estimates of our business potential, our present state of development and other factors deemed relevant.

    Stabilization. The representatives have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Directed share program. At our request, the underwriters have reserved up to 225,000 shares of common stock to be issued by Chordiant and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Chordiant. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including certain liabilities under the Securities Act of 1933, in connection with the sales of such shares.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement, which term shall include any amendment to the registration statement, on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by Chordiant. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to Chordiant and the common stock offered hereby, reference is made to the registration statement, including the exhibits, and the financial statements and notes filed as a part of the registration statement. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of it, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from the Commission upon the payment of fees prescribed by it. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

                            CHORDIANT SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Balance Sheet................................................. F-3

Consolidated Statement of Operations....................................... F-4

Consolidated Statement of Stockholders' Deficit............................ F-5

Consolidated Statement of Cash Flows....................................... F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Chordiant Software, Inc.

    The recapitalization and reverse stock split described in Note 14 to the consolidated financial statements has not been consummated at November 30, 1999. When it has been consummated, we will be in a position to furnish the following report:

      "In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Chordiant Software, Inc. (the "Company"), at December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

  PricewaterhouseCoopers LLP

  San Jose, California
  November 30, 1999

                            CHORDIANT SOFTWARE, INC.

                           CONSOLIDATED BALANCE SHEET
            (amounts in thousands, except share and per share data)

                                                                    Pro Forma
                                                                 Liabilities and
                                                                  Stockholders'
                                 December 31,                       Equity at
                               ------------------  September 30,  September 30,
                                 1997      1998        1999           1999
                               --------  --------  ------------- ---------------
                                                            (unaudited)
ASSETS
Current Assets:
  Cash and cash
    equivalents..............  $ 18,916  $  1,713    $ 21,077
  Short-term investments.....        --     1,051          --
  Accounts receivable--third
    parties, net.............       341     5,287       1,905
  Accounts receivable--
    related parties..........       117       102         828
  Other current assets.......       585       274         742
                               --------  --------    --------
     Total current assets....    19,959     8,427      24,552
Property and equipment, net..     1,354     2,866       2,414
Other assets.................        47       228         310
                               --------  --------    --------
                               $ 21,360  $ 11,521    $ 27,276
                               ========  ========    ========
LIABILITIES, MANDATORILY
  REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY
  (DEFICIT)
Current Liabilities:
  Borrowings.................  $    637  $    776    $  4,179       $  4,179
  Accounts payable--related
    parties..................       206       206          --             --
  Accounts payable--third
    parties..................       410     4,346       2,572          2,572
  Accrued expenses...........       807     2,115       2,387          2,387
  Prepaid licenses--related
    parties..................     6,000     6,000         283            283
  Deferred revenue...........     4,132     5,146       7,763          7,763
                               --------  --------    --------       --------
     Total current
       liabilities...........    12,192    18,589      17,184         17,184
Borrowings, long-term........       631       911      10,962            962
Deferred revenue.............       270       573          --             --
Other liabilities............        --       103         228            228
                               --------  --------    --------       --------
                                 13,093    20,176      28,374         18,374
                               --------  --------    --------       --------
Mandatorily Redeemable
  Convertible Preferred
  Stock, $0.001 par value;
  25,027,985 shares
  authorized; 16,449,038,
  16,449,038 and 22,280,615
  (unaudited) shares issued
  and outstanding; no shares
  (unaudited) issued and
  outstanding pro forma......    28,949    28,949      51,109             --
                               --------  --------    --------       --------
Commitments and contingencies
  (Notes 6 and 8)
Stockholders' Equity
  (Deficit):
  Common Stock, $0.001 par
    value; 51,578,947 shares
    authorized; 5,012,733,
    5,218,973 and 5,436,349
    (unaudited) shares
    issued and outstanding;
    29,716,964 (unaudited)
    shares issued and
    outstanding pro forma....         5         5           5             30
  Additional paid-in
    capital..................     1,300     2,820       3,433         64,517
  Unearned compensation......        --    (1,002)       (782)          (782)
  Accumulated deficit........   (21,987)  (39,427)    (54,863)       (54,863)
                               --------  --------    --------       --------
     Total stockholders'
       equity (deficit)......   (20,682)  (37,604)    (52,207)         8,902
                               --------  --------    --------       --------
                               $ 21,360  $ 11,521    $ 27,276       $ 27,276
                               ========  ========    ========       ========


  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
            (amounts in thousands, except share and per share data)

                                                            Nine Months Ended
                            Year Ended December 31,           September 30,
                         --------------------------------  ---------------------
                           1996       1997        1998       1998        1999
                         ---------  ---------  ----------  ---------  ----------
                                                               (unaudited)
Net revenues:
 License--third
   parties.............. $      --  $   1,142  $    4,360  $   2,634  $    3,363
 License--related
   parties..............        --         --          --         --       1,962
 Service--third
   parties..............     2,312      1,677       8,013      3,276       6,692
 Service--related
   parties..............        --         89          92         69         230
                         ---------  ---------  ----------  ---------  ----------
     Total net
       revenues.........     2,312      2,908      12,465      5,979      12,247
                         ---------  ---------  ----------  ---------  ----------
Cost of net revenues
 License--third
   parties..............        --         73         425        288         158
 License--related
   parties..............        --         --          --         --          60
 Service--third
   parties..............     2,353      1,388       8,846      4,019       9,412
 Service--related
   parties..............        --         74         101         85         353
                         ---------  ---------  ----------  ---------  ----------
     Total cost of net
       revenues.........     2,353      1,535       9,372      4,392       9,983
                         ---------  ---------  ----------  ---------  ----------
Gross profit (loss).....       (41)     1,373       3,093      1,587       2,264
                         ---------  ---------  ----------  ---------  ----------
Operating expenses:
 Sales and marketing....     1,140      5,142      12,580      8,517       9,557
 Research and
   development..........     4,598      6,240       5,858      4,143       4,790
 General and
   administrative.......     1,860      1,416       2,046      1,352       1,912
 Stock-based
   compensation.........         3        498         489        274         764
                         ---------  ---------  ----------  ---------  ----------
     Total operating
       expenses.........     7,601     13,296      20,973     14,286      17,023
                         ---------  ---------  ----------  ---------  ----------
Loss from operations....    (7,642)   (11,923)    (17,880)   (12,699)    (14,759)
Interest expense........       (55)      (112)       (121)       (84)       (747)
Other income (expense),
  net...................       135        442         561        495          70
                         ---------  ---------  ----------  ---------  ----------
Net loss................ $  (7,562) $ (11,593) $  (17,440) $ (12,288) $  (15,436)
                         =========  =========  ==========  =========  ==========
Net loss per share:
 Basic and diluted...... $   (1.51) $   (2.31) $    (3.44) $   (2.44) $    (2.93)
                         =========  =========  ==========  =========  ==========
 Weighted average
   shares............... 5,002,217  5,008,623   5,074,533  5,033,682   5,263,874
                         =========  =========  ==========  =========  ==========
Pro forma net loss per
  share (unaudited):
 Basic and diluted......                       $    (0.81)            $    (0.67)
                                               ==========             ==========
 Weighted average
   shares...............                       21,523,573             23,085,861
                                               ==========             ==========


  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                   (amounts in thousands, except share data)

                            Common Stock    Additional                              Total
                          -----------------  Paid-in     Unearned   Accumulated Stockholders'
                           Shares    Amount  Capital   Compensation   Deficit      Deficit
                          ---------  ------ ---------- ------------ ----------- -------------
Balance at December 31,
 1995...................  5,000,000   $ 5     $  803     $    --     $ (2,832)    $ (2,024)
 Exercise of stock
  options...............     70,625    --          6          --           --            6
 Repurchase of Common
  Stock.................    (66,250)   --         (9)         --           --           (9)
 Stock compensation.....         --    --          3          --           --            3
 Net loss...............         --    --         --          --       (7,562)      (7,562)
                          ---------   ---     ------     -------     --------     --------
Balance at December 31,
 1996...................  5,004,375     5        803          --      (10,394)      (9,586)
 Exercise of stock
  options...............     31,638    --          4          --           --            4
 Repurchase of Common
  Stock.................    (23,280)   --         (5)         --           --           (5)
 Stock compensation.....         --    --        498          --           --          498
 Net loss...............         --    --         --          --      (11,593)     (11,593)
                          ---------   ---     ------     -------     --------     --------
Balance at December 31,
 1997...................  5,012,733     5      1,300          --      (21,987)     (20,682)
 Exercise of stock
  options...............    236,635    --         56          --           --           56
 Repurchase of Common
  Stock.................    (30,395)   --        (27)         --           --          (27)
 Unearned compensation..         --    --      1,500      (1,500)          --           --
 Amortization of
  unearned
  compensation..........         --    --         --         489           --          489
 Stock option
  cancellations.........         --    --         (9)          9           --           --
 Net loss...............         --    --         --          --      (17,440)     (17,440)
                          ---------   ---     ------     -------     --------     --------
Balance at December 31,
 1998...................  5,218,973     5      2,820      (1,002)     (39,427)     (37,604)
 Exercise of stock
  options (unaudited)...    241,067    --        108          --           --          108
 Repurchase of Common
  Stock (unaudited).....    (23,691)   --        (39)         --           --          (39)
 Unearned compensation
  (unaudited)...........         --    --        640        (640)          --           --
 Amortization of
  unearned compensation
  (unaudited)...........         --    --         --         764           --          764
 Stock option
  cancellations
  (unaudited)...........         --    --        (96)         96           --           --
 Net loss (unaudited)...         --    --         --          --      (15,436)     (15,436)
                          ---------   ---     ------     -------     --------     --------
Balance at September 30,
  1999 (unaudited)......  5,436,349   $ 5     $3,433     $  (782)    $(54,863)    $(52,207)
                          =========   ===     ======     =======     ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (amounts in thousands)

                                                            Nine Months Ended
                                Year Ended December 31,       September 30,
                               ---------------------------  ------------------
                                1996      1997      1998      1998      1999
                               -------  --------  --------  --------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
 Net loss..................... $(7,562) $(11,593) $(17,440) $(12,288) $(15,436)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
  Depreciation and
   amortization...............     611       913       521       400       955
  Stock-based compensation....       3       498       489       274       764
  Provision for doubtful
   accounts...................      --       569        17        17       211
  Changes in assets and
   liabilities:
   Accounts receivable--third
    parties...................   1,728       467    (4,963)   (1,632)    3,171
   Accounts receivable--
    related parties...........      --      (117)       15      (628)     (726)
   Other current assets.......  (1,643)    1,074       311       228      (468)
   Other assets...............      (8)       (2)     (181)     (181)      (82)
   Accounts payable--third
    parties...................  (2,906)       37     3,936       668    (1,774)
   Accounts payable--related
    parties...................      --       206        --      (206)     (206)
   Accrued expenses...........   1,881    (1,417)    1,308       722       272
   Prepaid licenses--related
    parties...................      --     6,000        --        --        --
   Deferred revenue...........   2,229       223     1,317     2,615    (3,673)
   Other liabilities..........      --        --       103        --       125
                               -------  --------  --------  --------  --------
     Net cash used in
      operating activities....  (5,667)   (3,142)  (14,567)  (10,011)  (16,867)
                               -------  --------  --------  --------  --------
Cash flows from investing
 activities:
 Purchases of property and
  equipment...................  (1,232)     (744)   (2,033)   (1,572)     (503)
 Purchases of short-term
  investments.................      --        --    (9,558)   (9,042)     (800)
 Proceeds from sales and
  maturities of short-term
  investments.................      --        --     8,507     6,436     1,851
                               -------  --------  --------  --------  --------
     Net cash provided by
      (used in) investing
      activities..............  (1,232)     (744)   (3,084)   (4,178)      548
                               -------  --------  --------  --------  --------
Cash flows from financing
 activities:
 Issuance of Mandatorily
  Redeemable Convertible
  Preferred Stock, net........   6,966    19,902        --        --    22,160
 Exercise of stock options....       5         4        56        35       108
 Repurchase of Common Stock...      (9)       (5)      (27)      (27)      (39)
 Proceeds from borrowings.....   1,045       558       781       523    14,726
 Repayment of borrowings......    (483)     (335)     (362)       --    (1,272)
                               -------  --------  --------  --------  --------
     Net cash provided by
      financing activities....   7,524    20,124       448       531    35,683
                               -------  --------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents....     625    16,238   (17,203)  (13,658)   19,364
Cash and cash equivalents at
 beginning of period..........   2,053     2,678    18,916    18,916     1,713
                               -------  --------  --------  --------  --------
Cash and cash equivalents at
 end of period................ $ 2,678  $ 18,916  $  1,713  $  5,258  $ 21,077
                               =======  ========  ========  ========  ========
Supplemental cash flow
 information:
 Cash paid for interest....... $    55  $    112  $    112  $     85  $    747
                               =======  ========  ========  ========  ========
 Cash paid for income taxes... $    --  $     --  $     --  $     --  $     --
                               =======  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            CHORDIANT SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (amounts in thousands, except share and per share data)

NOTE 1--THE COMPANY:

    Chordiant Software, Inc. (the "Company"), formerly J. Frank Consulting, Inc. and J. Frank & Associates, Inc., was incorporated in California in March 1991 and reincorporated in Delaware by merging into Chordiant Delaware, Inc., a wholly-owned Delaware subsidiary, in October 1997. At that time, Chordiant Delaware, Inc. changed its name to Chordiant Software, Inc. The Company provides e-business infrastructure software for the next generation of customer interaction applications. The Company's product helps enable companies to offer their customers consistent and personalized marketing, sales, e-business services and customer services across multiple channels of communication and contact with customers.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of consolidation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

 Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash, cash equivalents and short-term investments

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1997 and 1998, and at September 30, 1999, $18,800, $1,477 and $20,607
(unaudited), respectively, of money market account balances, commercial paper and municipal bonds, the fair value of which approximates cost, are included in cash and cash equivalents. The gross unrealized gains and losses were not significant in the periods presented.

    The Company classifies its short-term investment securities as "available-for-sale." At December 31, 1998, the fair value of these securities, comprised primarily of medium-term notes, approximates cost, and the gross unrealized gains and losses were not significant. These securities mature within one year.

 Fair value of financial instruments

    The Company's financial instruments, including cash and cash equivalents, accounts receivable, deposits, accounts payable and borrowings are carried at cost, which approximates fair value because of the short-term nature of those instruments.

 Property and equipment

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of assets which range from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the estimated economic life of the asset or the lease term. Purchased internal-use software consists primarily of amounts paid for perpetual licenses to third party software applications which are amortized over their estimated useful life, generally three years.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


 Impairment of long-lived assets

    The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets.

 Revenue recognition

    The Company derives revenues from licenses of its software and related services, which include assistance in implementation, customization and integration, post-contract customer support, training and consulting.

    On contracts involving significant implementation or customization essential to the functionality of the Company's product, license and service revenues are recognized using the percentage-of-completion method using labor hours incurred as the measure of progress towards completion. The Company classifies revenues from these arrangements as license and services revenues, respectively, based upon the estimated fair value of each element. Provisions for estimated contract losses are recognized in the period in which the loss becomes probable and can be reasonably estimated.

    On contracts that do not involve significant implementation or customization essential to the functionality of the Company's product, license fees are recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery has occurred. For arrangements with multiple elements, the Company recognizes revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, "Modification of SoP No. 97-2 with Respect to Certain Transactions."

    Other service revenues from consulting and training services are recognized as such services are performed. Service revenues from post-contract customer support are recognized ratably over the support period, generally one year.

    In future periods, the Company expects to derive revenues from contracts that provide for implementation services at a fixed hourly rate. On other contracts the Company expects to derive revenues from the licensing of the installed product on a per transaction basis. In connection with such arrangements, the Company will recognize the fair value of the implementation services as such services are delivered and will recognize license fees on a monthly basis at the contractual rate.

    The Company bills customers in accordance with contract terms. Amounts billed to customers in excess of revenues recognized are recorded as deferred revenues.

 Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. To date, the Company has invested excess funds in money market accounts, commercial paper, municipal bonds and term notes. The Company deposits cash, cash equivalents and short-term investments with financial institutions that management believes are credit worthy. The Company's accounts receivable are derived from revenues earned from customers located in the United States, United Kingdom, Canada, Netherlands and Africa. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The following table summarizes the revenues from customers, all of which were third parties, in excess of 10% of total net revenues:

                                                                   Nine Months
                                                  Year Ended          Ended
                                                 December 31,     September 30,
                                                ----------------  ---------------
                                                1996  1997  1998   1998     1999
                                                ----  ----  ----  ------   ------
                                                                   (unaudited)
   Company A...................................  33%   28%   --       --       --
   Company B...................................  --    --    12%      11%      29%
   Company C...................................  27%   --    --       --       --
   Company D...................................  17%   53%   --       --       --
   Company E...................................  13%   --    --       --       --
   Company F...................................  --    --    14%      15%      --
   Company G...................................  --    --    36%      20%      13%
   Company H...................................  --    --    19%      38%      --
   Company I...................................  --    --    --       --       22%

    At December 31, 1998, Companies B and G accounted for 21% and 26%, respectively, of accounts receivable, net. At September 30, 1999, companies B and I accounted for 19% (unaudited) and 26% (unaudited), respectively, of accounts receivable. At September 30, 1999, 21% of accounts receivable was due from a separate company. The offsetting amount has been included in deferred revenues until earned.

 Research and development

    Research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards No. 2, "Accounting for Research and Development Costs."

 Software development costs

    Costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until the technological feasibility of the product or enhancement has been established through the development of a working model. After establishing technological feasibility, additional development costs incurred through the date the product is available for general release would be capitalized and amortized over the estimated product life. No costs have been capitalized to date, as the effect on the financial statements for all periods presented is immaterial.

 Advertising costs

    Advertising costs are expensed as incurred in accordance with Statement of Position No. 93-7, "Reporting on Advertising Costs." Advertising costs for the years ended December 31, 1996, 1997 and 1998 totaled $135, $1,316 and $1,955, respectively. Advertising costs for the nine months ended September 30, 1998 and 1999 totaled $1,370 (unaudited) and $971 (unaudited), respectively.

 Stock-based costs and expenses

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


 Foreign currency translation

    The functional currency of the Company's sales office located in the United Kingdom is its local currency. Foreign currency assets and liabilities are translated at the current exchange rates at each balance sheet date. Revenues and expenses are translated at weighted average exchange rates in effect during the year. Gains and losses resulting from foreign currency translation have not been material to the financial statements of any period presented. To the extent these gains or losses are recognized in future periods, such amounts will be recorded directly into a separate component of stockholders' equity (deficit). Foreign currency transaction gains and losses are included in the determination of net income or loss. During the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 (unaudited) and 1999 (unaudited), net foreign currency transaction gains or losses were immaterial.

 Income taxes

    Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Net loss per share

    Basic net loss per share is computed by dividing the net loss for the period by the weighted average shares of Common Stock outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental number of common shares issuable upon conversion of Mandatorily Redeemable Convertible Preferred Stock (using the if-converted method), common shares issuable upon the exercise of stock options (using the treasury stock method), common shares issuable upon the assumed conversion of convertible debt (using the if-converted method) and common shares subject to repurchase by the Company. The calculation of diluted net loss per share excludes potential common shares if their effect is anti-dilutive.

    The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

                                                           Nine Months Ended
                            Year Ended December 31,          September 30,
                         -------------------------------  --------------------
                           1996       1997       1998       1998       1999
                         ---------  ---------  ---------  ---------  ---------
                                                              (unaudited)
Net loss................ $  (7,562) $ (11,593) $ (17,440) $ (12,288) $ (15,436)
                         ---------  ---------  ---------  ---------  ---------

Weighted average Common
  shares................ 5,002,217  5,008,623  5,074,533  5,033,682  5,306,157
Weighted average
  unvested
  Common shares subject
  to repurchase.........        --         --         --         --    (42,283)
                         ---------  ---------  ---------  ---------  ---------
Denominator for basic
  and diluted
  calculation........... 5,002,217  5,008,623  5,074,533  5,033,682  5,263,874
                         ---------  ---------  ---------  ---------  ---------
Net loss per share--
  basic and diluted..... $   (1.51) $   (2.31) $   (3.44) $   (2.44) $   (2.93)
                         =========  =========  =========  =========  =========

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The following table sets forth the weighted average potential common shares that are excluded from the calculation of diluted net loss per share as their effect is anti-dilutive:

                                                                           Nine Months Ended
                                             Year Ended December 31,         September 30,
                                         ------------------------------- ---------------------
                                           1996       1997       1998       1998       1999
                                         --------- ---------- ---------- ---------- ----------
                                                                              (unaudited)
Weighted average effect of antidilutive
  securities:
  Mandatorily Redeemable Convertible
    Preferred Stock....................  4,823,464 10,008,307 16,449,038 16,449,038 16,513,187
  Convertible debt.....................         --         --         --         --  1,308,800
  Employee stock options...............    129,611    506,603  1,908,598  1,492,262  4,873,775
  Common shares subject to repurchase..         --         --         --         --     42,283
                                         --------- ---------- ---------- ---------- ----------
                                         4,953,075 10,514,910 18,357,636 17,941,300 22,738,045
                                         ========= ========== ========== ========== ==========

 Pro forma net loss per share (unaudited)

    Pro forma net loss per share for the year ended December 31, 1998 and the nine months ended September 30, 1999, is computed using the weighted average number of common shares outstanding, including the assumed conversion of the Company's Mandatorily Redeemable Convertible Preferred Stock and the conversion of convertible debt which the holders have committed to converting, into shares of the Company's Common Stock effective upon the closing of an initial public offering, as if such conversions occurred on January 1, 1998, or at date of original issuance, if later. The resulting unaudited pro forma adjustment includes an increase in the weighted average shares used to compute basic and diluted net loss per share of 16,449,038 and 17,821,987 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively. The calculation of pro forma diluted net loss per share excludes other potential common shares as the effect is anti-dilutive. Pro forma potential common shares are comprised of Common Stock subject to repurchase and incremental Common Stock issuable upon the exercise of stock options.

 Pro forma liabilities and stockholders' equity (unaudited)

    Effective upon the closing of the Company's initial public offering (the "Offering"), the outstanding shares of Mandatorily Redeemable Convertible Preferred Stock and the outstanding convertible debt will convert into approximately 22,280,615 and 2,000,000 shares of Common Stock, respectively. Also effective upon the closing of this offering the Company will be authorized to issue 300,000,000 shares of Common Stock and 51,000,000 shares of undesignated Convertible Preferred Stock. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Liabilities and Stockholders' Equity as of September 30, 1999.

 Segment information

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it operates in one operating segment.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    Foreign revenues are based on the country in which the customer is located. The following is a summary of total net revenues by geographic area:

                                                                   Nine Months
                                             Year Ended December      Ended
                                                     31,          September 30,
                                            --------------------- --------------
                                             1996   1997   1998    1998   1999
                                            ------ ------ ------- ------ -------
                                                                   (unaudited)
   United States........................... $2,312 $2,719 $ 2,729 $1,315 $ 8,244
   United Kingdom..........................     --    189   3,441  2,500   1,967
   Canada..................................     --     --   1,724    924     429
   Netherlands.............................     --     --   4,500  1,200   1,607
   Other...................................     --     --      71     40      --
                                            ------ ------ ------- ------ -------
                                            $2,312 $2,908 $12,465 $5,979 $12,247
                                            ====== ====== ======= ====== =======

    Property and equipment information is based on the physical location of the assets. The following is a summary of property and equipment by geographic area:

                                                     December 31,
                                                     ------------- September 30,
                                                      1997   1998      1999
                                                     ------ ------ -------------
                                                                    (unaudited)
   United States.................................... $1,354 $2,587    $2,205
   United Kingdom...................................     --    279       209
                                                     ------ ------    ------
                                                     $1,354 $2,866    $2,414
                                                     ====== ======    ======

 Comprehensive income

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from nonowner sources. To date, the Company has not had any material transactions that are required to be reported in comprehensive income other than its net loss.

 Unaudited interim results

    The accompanying interim financial statements at September 30, 1999, and for the nine months ended September 30, 1998 and 1999, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the year ended December 31, 1999.

 Recent accounting pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."
SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)

derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivatives Instruments and Hedging Activities--Deferral of Effective Date of FASB Statement No. 133." SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently nor does it intend in the future to use derivative instruments and therefore does not expect that the adoption of SFAS No. 133 will have any impact on its financial position or results of operations.

NOTE 3--BALANCE SHEET COMPONENTS:

                               December 31,
                              ----------------  September 30,
                               1997     1998        1999
                              -------  -------  -------------
                                                 (unaudited)
   Accounts receivable--
     third parties, net:
    Accounts receivable.....  $   578  $ 5,541     $ 2,189
    Allowance for doubtful
      accounts..............     (237)    (254)       (284)
                              -------  -------     -------
                              $   341  $ 5,287     $ 1,905
                              =======  =======     =======
   Property and equipment,
     net:
    Computer hardware.......  $ 2,230  $ 3,190     $ 3,501
    Purchased internal-use
      software..............      662      895       1,042
    Furniture and
      equipment.............      491      983         998
    Leasehold improvements..      152      500         530
                              -------  -------     -------
                                3,535    5,568       6,071
    Accumulated depreciation
      and amortization......   (2,181)  (2,702)     (3,657)
                              -------  -------     -------
                              $ 1,354  $ 2,866     $ 2,414
                              =======  =======     =======
   Accrued expenses:
    Accrued payroll and
      related expenses......  $   617  $ 1,799     $ 1,692
    Other accrued
      liabilities...........      190      316         695
                              -------  -------     -------
                              $   807  $ 2,115     $ 2,387
                              =======  =======     =======

NOTE 4--SOFTWARE DEVELOPMENT AGREEMENT:

    During 1995, the Company and Visa International Services Association ("Visa") entered into an agreement to jointly perform research and development for a call center software application ("CCF/GCAS") ("the Agreement"). In December 1996, the Company received notice from Visa terminating the Agreement. At December 31, 1996, the Company had recorded the total advances received under the Agreement of $2,500 as deferred revenue. On May 29, 1997, Visa and the Company completed mediation surrounding the termination of the Agreement and the Company agreed to refund Visa $1,700 of the advances received. The remaining advances totaling $800 were recognized as service revenue during the year ended December 31, 1997.

NOTE 5--RELATED PARTY TRANSACTIONS:

    The Company has entered into various agreements with certain holders of the Company's Mandatorily Redeemable Convertible Preferred Stock. These agreements consist primarily of product licenses and related services. Revenues and related costs of revenues together with deferred revenues, accounts receivable, accounts

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)

payable and prepaid licenses from these related parties are separately disclosed in the consolidated statements of operations and cash flows and in the consolidated balance sheet.

NOTE 6--BORROWINGS:

 Bank credit facility

    At December 31, 1998, the Company maintained a credit facility with a bank consisting of two term loans and an equipment loan in the amounts of $857, $313 and $1,500, respectively. As of December 31, 1998, the Company had borrowed $573, $162 and $945, respectively, under these loans. The loans accrue interest at the bank's prime rate plus 0.25% (8% at December 31, 1998). The Company is required to make monthly payments of $18, $10 and $39 plus accrued interest, respectively, under these loans. The loans mature in June 2000, March 2000 and December 2000, respectively. The loans are collateralized by the assets of the Company and include certain financial covenants, including a minimum capital base and quick ratio. At December 31, 1998, the Company was in compliance with these covenants.

    In January 1999, the Company renegotiated its credit facility and entered into an accounts receivable line of credit arrangement for borrowings of up to $4,000 (unaudited) and an equipment loan in the amount of $1,000 (unaudited). The Company's borrowings under the accounts receivable line of credit are limited to 80% of eligible accounts receivable, accrue interest at the bank's prime rate and mature in January 2000. The borrowings under the equipment loan accrue interest at the bank's prime rate plus 0.25%, 8.5% at September 30, 1999, and mature in January 2002.

    At September 30, 1999, the Company had lines of credit with a bank totaling $5.0 million (unaudited). Borrowings under the accounts receivable line of credit bear interest at the lending bank's prime rate. Borrowings under the equipment loan bear interest at the lending bank's prime rate plus 0.25%, 8.5% at September 30, 1999 . Borrowings under the accounts receivable line of credit are limited to 80% of eligible accounts receivable. The assets of the Company secure borrowings under both lines of credit. As of September 30, 1999, the Company had borrowed $4.1 million (unaudited) against the lines of credit.

 Convertible debt (unaudited)

    In April 1999, the Company raised $10,000 through a convertible debt financing arrangement. The convertible debt bears interest at a rate of 9% per annum and is payable in April 2004. The holders have the right to accelerate the Company's obligation to repay the convertible debt upon a change in control, initial public offering of at least $20,000 at a price not less than $10.00 per share, or a significant transaction, as defined. The convertible debt also provides the holders the right to convert the debt instrument into shares of the Company's Series D Mandatorily Redeemable Convertible Preferred Stock at a conversion rate of $5.00 per share.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The aggregate future payments under the bank credit facilities and convertible debt financing arrangement are as follows:

                                                    December 31, September 30,
   Year Ending December 31,                             1998         1999
   ------------------------                         ------------ -------------
                                                                  (unaudited)
   1999............................................    $  776       $   212
   2000............................................       765         4,329
   2001............................................       146           563
   2002............................................        --            37
   2003............................................        --            --
   2004............................................        --        10,000
                                                       ------       -------
                                                        1,687        15,141
   Less current portion............................      (776)       (4,179)
                                                       ------       -------
   Long-term portion...............................    $  911       $10,962
                                                       ======       =======

NOTE 7--INCOME TAXES:

    No provision for income taxes has been recorded for any period presented as the Company has incurred net operating losses for tax purposes.

    Deferred tax assets and liabilities consist of the following:

                                                  December 31,
                                                -----------------  September 30,
                                                 1997      1998        1999
                                                -------  --------  -------------
                                                                    (unaudited)
   Net operating loss carryforwards............ $ 5,411  $  9,483    $ 14,856
   Accrued expenses and provisions.............   2,799     3,588       4,041
   Tax credit carryforwards....................     668       864       1,116
                                                -------  --------    --------
   Gross deferred tax assets...................   8,878    13,935      20,013
   Deferred tax valuation allowance............  (8,878)  (13,935)    (20,013)
                                                -------  --------    --------
   Net deferred tax assets..................... $    --  $     --    $     --
                                                =======  ========    ========

    The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the lack of a history of profits and the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

    At December 31, 1998, the Company had approximately $25,664 and $12,983 of net operating loss carryforwards for federal and state purposes, respectively. At September 30, 1999, the Company had approximately $40,288 (unaudited) and $19,852 (unaudited) of net operating loss carryforwards for federal and state purposes, respectively. These carryforwards are available to offset future taxable income and expire beginning in 2011 and 2001, respectively.

    Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)

utilization of net operating losses include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. The Company has not yet determined whether or not operating loss benefits are impaired or limited.

NOTE 8--COMMITMENTS AND CONTINGENCIES:

 Leases

    The Company leases its facilities and certain equipment under noncancelable operating leases which expire on various dates through 2004. Rent expense is recognized ratably over the lease term. Future minimum lease payments as of December 31, 1998, are as follows:

      Year Ending December 31,
      ------------------------
      1999............................................................. $1,313
      2000.............................................................  1,340
      2001.............................................................  1,410
      2002.............................................................  1,475
      2003.............................................................  1,556
      Thereafter.......................................................    799
                                                                        ------
                                                                        $7,893
                                                                        ======

    Rent expense for the years ended December 31, 1996, 1997 and 1998 totaled $522, $559, and $1,036 respectively. Rent expense for the nine months ended September 30, 1998 and 1999 totaled $746 (unaudited) and $1,070 (unaudited), respectively.

 Legal proceedings

    The Company is not a party to any material legal proceedings. The Company may be subject to various claims and legal actions arising in the ordinary course of business.

NOTE 9--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

    Mandatorily Redeemable Convertible Preferred Stock consists of the following:

                                       Shares Issued and Outstanding       Redemption Amount at
                                    ----------------------------------- --------------------------
                                        December 31,
                           Shares   --------------------- September 30, December 31, September 30,
                         Authorized    1997       1998        1999          1998         1999
                         ---------- ---------- ---------- ------------- ------------ -------------
                                                           (unaudited)                (unaudited)
Series A................  6,838,905  6,838,905  6,838,905   6,838,905     $ 9,000       $ 9,000
Series B................  5,410,917  5,410,917  5,410,917   5,410,917       9,199         9,199
Series C................  4,199,216  4,199,216  4,199,216   4,199,216      10,750        10,750
Series D................  2,000,000         --         --          --          --            --
Series E................  6,578,947         --         --   5,831,577          --        22,160
                         ---------- ---------- ----------  ----------     -------       -------
                         25,027,985 16,449,038 16,449,038  22,280,615     $28,949       $51,109
                         ========== ========== ==========  ==========     =======       =======

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The Series A, Series B, Series C, Series D and Series E have certain rights, preferences and restrictions with respect to dividends, conversion, liquidation, voting and redemption as follows:

 Dividends

    The holders of Series A, B, C, D and E are entitled to receive noncumulative, preferential dividends of $0.1316, $0.17, $0.256, $0.50 (unaudited) and $0.38 (unaudited), respectively, per share per annum when and if declared by the Board of Directors.

 Conversion

    Each share of Series A, B, C, D and E is convertible into one share on Common Stock, subject to dilution. For Series A, B, and C such conversion is automatic upon the completion of a public offering of Common Stock for which the aggregate proceeds exceed $10 million and the per share offering price equals or exceeds $4.00. For Series D and E such conversion is automatic upon the completion of a public offering of Common Stock for which the aggregate proceeds exceed $30 million and the per share offering price equals or exceeds $10.00 or at such a time as the holders of the majority of the outstanding Series A, B, C, D and E elect to convert such shares into Common Stock. A total of 25,027,985 shares of Common Stock have been reserved for the conversion of the Preferred Stock.

 Liquidation

    In the event of any liquidation, dissolution or winding up of the Company, Series A, B, C, D and E stockholders are entitled to a per share distribution in preference to the holders of Common Stock equal to the original issue price per share of $1.316, $1.70, $2.56, $5.00 (unaudited) and $3.80 (unaudited), respectively, plus any declared but unpaid dividends. Upon liquidation, the Series E stockholders are entitled to receive their liquidation prior to and in preference to the holders of Series A, B, C and D. In the event funds are sufficient to make a complete distribution to the holders of Series A, B, C, D and E as described above, all such remaining assets shall be distributed pro rata among the holders of the Common and Preferred Stock until the holders of the Series A, B, C, D and E have received a maximum distribution of $3.40, $3.40, $3.40, $6.64 and $6.64, respectively.

 Voting

    The holders of Series A, B, C, D and E have the right to one vote for each share of Common Stock into which the Series A, B, C, D and E could be converted. The holders of Series A, B, C, D and E have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The consent of more than fifty percent of the holders of Series A, B, C, D and E shares, voting together as a single class, shall be required for the Company to perform the following (i) redeem or acquire any shares of Series A, B, C, D or E except as discussed below; (ii) in any twelve month period, repurchase shares of Common Stock having a value in excess of $25 excluding the Company's right to repurchase certain shares held by employees, and directors upon termination of employment; (iii) create any new class of securities convertible into equity securities of the Company having preference over the Series A, B, C, D and E shares; (iv) pay or set aside payment of any dividend or distribution on any share of Common Stock; (v) effect any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (vi) increase or decrease the authorized amount of Preferred Stock; (vii) cause the sale of shares of any additional stock by a subsidiary of the Company; and (viii) consent to any liquidation, dissolution, or winding up of the Company.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The holders of Series A, B, C, D and E, voting as a separate class, shall be entitled to elect one member to the Board of Directors. The holders of Common Stock, voting as a separate class, shall be entitled to elect one member to the Board of Directors. The holders of Common and Preferred Stock, voting together as a class on an as-if converted basis, shall be entitled to elect all remaining members of the Board of Directors.

 Redemption

    On or after June 17, 2001 for Series A and B, on or after December 31, 2001 for Series C, on or after April 6, 2003 for Series D (unaudited) and on or after September 28, 2003, for Series E (unaudited) the Company shall be required, at the written request of holders of not less than sixty percent of the then outstanding Series A, B, C, D or E shares to redeem such holders' outstanding shares of Series A, B, C, D or E (unaudited) for cash at the original issue price plus declared and unpaid dividends in three annual installments commencing no earlier than one full year following the date of the redemption request.

NOTE 10--COMMON STOCK:

    During 1996, 1997 and 1998, the Company repurchased 66,250, 23,280 and 30,395, respectively, shares of Common Stock at original issuance prices for a total repurchase price of $9, $5 and $27, respectively. During the nine months ended September 30, 1999, the Company repurchased 23,691 (unaudited) shares of Common Stock at original issuance prices for a total repurchase price of $39 (unaudited). The shares were retired upon repurchase.

NOTE 11--STOCK OPTION PLAN:

    The Company's 1997 Equity Incentive Plan (the "Plan") authorizes the Board to grant incentive stock options and nonstatutory stock options to purchase up to 9,712,500 shares of Common Stock to employees, directors and consultants. Under the Plan, no incentive stock options may be granted to a person who, at the time of grant, owns stock representing more than ten percent of the total combined voting power of all classes of stock of the Company unless at the time such options are granted the option price is at least one hundred ten percent of the fair market value of the stock and such option is not exercisable until after five years from the date of grant. The Plan is administered by the Board of Directors or its designees and provides generally that the option price shall not be less than the fair market value of the shares on the date of grant and that no portion may be exercised beyond ten years from that date. Under the Plan, stock options vest over a period which is limited to five years, but are generally granted with four year vesting. Each option outstanding under the Plan may be exercised in whole or in part at any time. Exercised but unvested shares are subject to repurchase by the Company at the initial exercise price. At September 30, 1999, 42,283 shares were subject to repurchase.

    During 1997, the Company implemented the Bonus and Salary Conversion Plan (the "Bonus Plan"). The Bonus Plan provides a means by which selected employees may elect to forego cash bonuses in exchange for fully vested options to purchase shares of the Company's Common Stock. During the years ended
December 31, 1997 and 1998, 500,000 and 189,108 options were granted under the Bonus Plan with exercise prices ranging from $0.07 to $0.32 per share. During the nine months ended September 30, 1999 (unaudited), no options were granted under the Bonus Plan. The shares subject to the Bonus Plan shall not exceed 750,000.

                           CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)

    The following table summarizes option activity under the Company's stock-based compensation plans:

                                                                                      Nine Months Ended
                                         Years Ended December 31,                       September 30,
                          ---------------------------------------------------------- --------------------
                                1996                1997                1998                 1999
                          ------------------ ------------------- ------------------- --------------------
                                    Weighted            Weighted            Weighted             Weighted
                                    Average             Average             Average              Average
                                    Exercise            Exercise            Exercise             Exercise
                           Shares    Price    Shares     Price    Shares     Price     Shares     Price
                          --------  -------- ---------  -------- ---------  -------- ----------- --------
                                                                                     (unaudited)
Outstanding at beginning
  of period.............   454,500   $0.08     774,187   $0.12   2,207,653   $0.21    5,970,581   $0.60
Granted.................   741,750    0.13   1,619,762    0.25   4,435,474    0.74    1,274,817    3.12
Cancelled...............  (351,438)   0.10    (154,658)   0.13    (435,911)   0.32     (394,987)   1.23
Exercised...............   (70,625)   0.08     (31,638)   0.14    (236,635)   0.26     (241,067)   0.62
                          --------           ---------           ---------            ---------
Outstanding at end of
  period................   774,187    0.12   2,207,653    0.21   5,970,581    0.60    6,609,344
                          --------           ---------           ---------            ---------
Options exercisable at
  end of period.........   104,170             507,402           1,273,887            2,542,743
                          --------           ---------           ---------            ---------
Weighted average minimum
  value of options
  granted during the
  period................             $0.04               $0.06               $0.16                $0.67
                                     =====               =====               =====                =====

    The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                      Options Outstanding at             Options Exercisable
                         December 31, 1998              at December 31, 1998
                --------------------------------------  -----------------------
                                Weighted
                                Average      Weighted                 Weighted
    Range of                   Remaining     Average                  Average
    Exercise      Number      Contractual    Exercise     Number      Exercise
     Prices     Outstanding   Life (Years)    Price     Exercisable    Price
    --------    -----------   ------------   --------   -----------   --------
   $0.08-0.10      186,000        6.29        $0.09        170,581     $0.09
   $0.14           640,610         7.9         0.14        333,690      0.14
   $0.30-0.40      869,046        8.67         0.30        366,813      0.30
   $0.64         3,427,925        9.37         0.64        401,033      0.64
   $0.90-1.30      847,000        9.77         1.17          1,770      0.90
                 ---------                               ---------
                 5,970,581                               1,273,887
                 =========                               =========

    The following table summarizes information about stock options outstanding and exercisable at September 30, 1999 (unaudited):

                                                    Options Exercisable
                         Options Outstanding at       at September 30,
                           September 30, 1999               1999
                     ------------------------------ --------------------
                                           Weighted             Weighted
                                 Weighted  Average              Average
      Range of         Number     Average  Exercise   Number    Exercise
   Exercise Prices   Outstanding Remaining  Price   Exercisable  Price
   ---------------   ----------- --------- -------- ----------- --------
   $0.08-0.14           750,479    6.74     $0.12      564,327   $0.12
   $0.30-0.40           754,593    7.93      0.30      429,554    0.30
   $0.64              3,235,285    8.62      0.64    1,324,811    0.64
   $0.90-1.50           728,688    9.02      1.18      127,246    1.05
   $2.90                811,299    9.47      2.90       91,993    2.90
   $3.10-4.00           329,000    9.79      3.92        4,812    3.56
                      ---------                      ---------
                      6,609,344                      2,542,743
                      =========                      =========

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, the Company recorded unearned compensation expense of approximately $498, $1,500, $1,165 (unaudited) and $640 (unaudited), respectively, related to the issuance of stock options. These expenses are being amortized over a period of four years from the date of issuance using the "multiple option" approach prescribed by FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Reward Plans. Amortization of unearned compensation expense related to these options of approximately $498, $489, $274 (unaudited) and $764 (unaudited), was included in operating expenses as stock-based compensation in the years ended December 31, 1997 and 1998 and in the nine months ended September 30, 1998 and 1999, respectively. See Note 14--Subsequent Events.

    Had compensation cost for the Company's stock-based compensation awards been determined based on the minimum value at the grant dates as prescribed by SFAS No. 123, the Company's net loss would have been as follows:

                                                             Nine Months Ended
                                 Year Ended December 31,       September 30,
                                ---------------------------  ------------------
                                 1996      1997      1998      1998      1999
                                -------  --------  --------  --------  --------
                                                                (unaudited)
   Net Loss:
     As reported..............  $(7,562) $(11,593) $(17,440) $(12,288) $(15,436)
     Pro forma................  $(7,567) $(11,643) $(17,746) $(12,470) $(15,945)
   Basic and diluted net loss
     per share:
     As reported..............  $ (1.51) $  (2.31) $  (3.44) $  (2.44) $  (2.93)
     Pro forma................  $ (1.51) $  (2.32) $  (3.50) $  (2.48) $  (3.03)

    Under SFAS No. 123, the minimum value of each option grant is estimated on the grant date using the following weighted average assumptions:

                                                                Nine Months
                                               Year Ended          Ended
                                              December 31,     September 30,
                                             ----------------  -------------
                                             1996  1997  1998   1998     1999
                                             ----  ----  ----  ------   ------
                                                                (unaudited)
   Expected lives in years.................. 4.6   4.6   4.6      4.6      4.6
   Risk free interest rates................. 6.2%  6.2%  5.4%     5.4%     5.4%
   Dividend yield........................... 0.0%  0.0%  0.0%     0.0%     0.0%
   Volatility............................... 0.0%  0.0%  0.0%     0.0%     0.0%

    Because the determination of the fair value of all options granted after the Company becomes a public entity will include an expected volatility factor in addition to the other factors described in the table above and because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of the pro forma effects of option grants on reported results for future years.

NOTE 12--EMPLOYEE BENEFIT PLANS:

    The Company sponsors a 401(k) Savings Plan (the "401(k) Plan"). Under the 401(k) Plan, employees may elect to contribute up to 15% of their pre-tax compensation. The Company's contributions to the 401(k) Plan totaled $59, $66, $99, $75 (unaudited) and $137 (unaudited) for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


    The Company also sponsors a defined contribution pension plan (the "Pension Plan") for the employees of the Company's sales office in the United Kingdom. Under the Pension Plan, each employee of the United Kingdom sales office may elect to contribute 5% of their pre-tax compensation. The Company's contributions to the Pension Plan totaled $0, $0, $62, $39 (unaudited) and $100 (unaudited) for the years ended December 31, 1996, 1997, and 1998 and for the nine months ended September 30, 1998 and 1999, respectively.

NOTE 13--LICENSE AGREEMENT:

    During 1996, the Company entered into a Value-Added Reseller License and Services Agreement with Forte Software, Inc. Pursuant to this agreement, the Company may acquire full-use product licenses for assignment to one or more third-party end-users and pay Forte Software, Inc. the license fees due upon delivery of the product licenses. The amounts payable to Forte Software, Inc. total 75% of the license fees charged to the end-user by the Company and are recognized as a cost of net revenues.

    During 1997, following the re-negotiation of a product license agreement with a third-party end-user, Forte Software, Inc. forgave certain amounts due from the Company under the Value-Added Reseller License and Services Agreement. Accordingly, the Company recognized $333 in other income during 1997.

NOTE 14--SUBSEQUENT EVENTS:

 Series E Mandatorily Redeemable Convertible Preferred Stock Financing

    In October 1999, the Company completed the second closing of its Series E Mandatorily Redeemable Convertible Preferred Stock selling an aggregate of 131,579 shares at $3.80 per share for gross proceeds totaling $500.

 Stock Option Grants

    In October and November 1999, the Company granted stock options to purchase an aggregate of 1,824,232 shares of Common Stock at a weighted average exercise price of $4.00 per share. In connection with these stock option grants, the Company recorded unearned compensation totaling $5,838.

 1999 Stock Plan

    In November 1999, the 1999 Equity Incentive Plan (the "1999 Plan") was adopted by the Board of Directors and will be submitted to the stockholders for their approval prior to the date of the Company's initial public offering, to become effective on the date of the initial public offering. The 1999 Plan provides for the grant to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for grants to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 1999 Plan will terminate automatically in 2009. A total of 9,712,500 shares of Common Stock have been reserved for issuance pursuant to the 1999 Plan. The amount reserved under the Plan will automatically increase at the end of each year by the greater of (1) 5% of outstanding shares on such date or (2) the number of shares subject to stock awards made under the 1999 Plan during the prior twelve month period. However, the automatic increase is subject to reduction by the Board of Directors.

    In November 1999, the Board of Directors approved and adopted an increase in the number of shares reserved for issuance under the Company's 1997 Stock Option Plan by an additional 2,200,000 shares.

                            CHORDIANT SOFTWARE, INC.

            (amounts in thousands, except share and per share data)


 1999 Employee Stock Purchase Plan

    In November 1999, the 1999 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and will be submitted to the stockholders for their approval prior to the date of the Company's initial public offering, to become effective on the date of the initial public offering. The Purchase Plan permits participants to purchase Common Stock through payroll deductions. A total of 2,000,000 shares of Common Stock have been reserved for issuance pursuant to the Purchase Plan. The amount reserved under the Plan will automatically increase at the end of each year by the greater of (1) 2% outstanding shares on such date or (2) the number of shares subject to stock awards made under the Purchase Plan during the prior twelve month period. However, the automatic increase is subject to reduction by the Board of Directors.

 1999 Non-employees Director Option Plan

    In November 1999, the 1999 Director Option Plan (the "Director Plan") was adopted by the Board of Directors and will be submitted to the stockholders for their approval prior to the date of the Company's initial public offering, to become effective on the date of the initial public offering. The Director Plan provides for the automatic grant of a nonstatutory option to purchase 25,000 shares of Common Stock to each new non-employee director who becomes a director after the date of the Company's initial public offering on the date that such person becomes a director. Each current and future non-employee director will automatically be granted an additional nonstatutory option to purchase 7,500 shares on the day after each of the Company's annual meetings of the stockholders. Each director who is a member of a Board committee will automatically be granted an additional nonstatutory option to purchase 5,000 shares on the day after each of the Company's annual meetings of the stockholders. A total of 700,000 shares of Common Stock have been reserved for issuance pursuant to the Director Plan. The amount reserved under the plan will automatically increase each year by the greater of (1) 0.5% outstanding shares on such date or (2) the number of shares subject to stock awards made under the Director Plan during the prior twelve month period. However, the automatic increase is subject to reduction by the board of directors.

 Reverse Stock Split

    In November 1999, the Company's Board of Directors approved a 1-for-2 reverse stock split of the Company's outstanding shares. The reverse stock split is expected to become effective prior to the effective date of the initial public offering. All share and per share information included in these consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

 Recapitalization

    In November 1999, the Company's Board of Directors approved the filing of a registration statement for an underwritten public offering of the Company's Common Stock whereupon the authorized number of shares of Common Stock will be increased to 300,000,000 and the authorized number of shares of undesignated Preferred Stock will be increased to 51,000,000. All share information included in these consolidated financial statements have been retroactively adjusted to reflect their recapitalization.

                       [LOGO OF CHORDIANT SOFTWARE, INC.]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Chordiant in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Filing Fee.

   SEC Registration Fee.............................................  $   13,662
   NASD Filing Fee..................................................       5,000
   Nasdaq National Market Additional Listing Fee....................      95,000
   Printing.........................................................     140,000
   Legal Fees and Expenses..........................................     500,000
   Accounting Fees and Expenses.....................................     250,000
   Blue Sky Fees and Expenses.......................................      10,000
   Transfer Agent and Registrar Fees................................      10,000
   Miscellaneous....................................................      76,338
                                                                      ----------
     Total..........................................................  $1,100,000
                                                                      ==========

    We intend to pay all expenses of registration, issuance and distribution.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of Chordiant will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  .  for any breach of duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

    Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

    We intend to enter into indemnification agreements with each of our directors and officers. These agreements, among other things, will require us to indemnify each director and officer for expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by or in the right of Chordiant, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

    The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of Chordiant, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since inception, we have sold and issued the following unregistered securities:

  (1) From March 13, 1991 through November 18, 1999, we have granted stock options to purchase 10,372,693 shares of the common stock to employees, consultants and directors pursuant to our 1999 Equity Incentive Plan, as amended. Of these stock options, 1,731,702 shares have been canceled without being exercised, 816,829 shares have been exercised, 142,981 shares of which have been repurchased and 7,824,162 shares remain outstanding.

  (2) In April 1991, we issued an aggregate of 5,000,000 shares of common stock to two purchasers at $0.044 per share, for an aggregate purchase price of $220,000.

  (3) In June 1996, we issued an aggregate of 6,838,905 shares of Series A preferred stock to five purchasers at $1.316 per share, for an aggregate purchase price of $9,000,000. Shares of Series A preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series A preferred stock owned.

  (5) In June 1997, we issued an aggregate of 5,410,917 shares of Series B preferred stock to thirteen purchasers at $1.70 per share, for an aggregate purchase price of $9,198,564. Shares of Series B preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series B preferred stock owned.

  (6) In December 1997, we issued an aggregate of 4,199,216 shares of Series C preferred stock to twelve purchasers at $2.56 per share, for an aggregate purchase price of $10,750,000. Shares of Series C preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series C preferred stock owned.

  (7) In April 1999, we issued an aggregate principle amount of $10,000,000 of convertible subordinated debt, which is convertible into 2,000,000 shares of Series D preferred stock at $5.00 per share, to three affiliated purchasers. Shares of Series D preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series D preferred stock owned.

  (8) In September 1999, we issued an aggregate of 5,963,155 shares of Series E preferred stock to thirteen purchasers at $3.80 per share, for an aggregate purchase price of $22,660,000. Shares of Series E preferred stock are convertible into shares of common stock at the rate of one share of common stock for each share of Series E preferred stock owned.

    The sales and issuances of securities described in paragraph (1) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 of the Securities Act in that they were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation, as provided by Rule 701.

    The sales and issuances of securities described in paragraphs (2) or through (8) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 4(2) or Regulation D promulgated thereunder. With respect to the grant of stock options described in paragraph (1), an exemption from registration was unnecessary in that none of the transactions involved a "sale" of securities as this term is used in Section 2(3) of the Securities Act.

    Appropriate legends are affixed to the stock certificates issued in the aforementioned transactions. Similar legends were imposed in connection with any subsequent sales of any of these securities. All recipients either received adequate information about Chordiant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement.

  3.1 Amended and Restated Certificate of Incorporation of the Registrant to be effective following the closing of this offering.

  3.2    Amended and Restated Bylaws of the Registrant.
  3.3    Amended and Restated Certificate of Incorporation of the Registrant.

  4.1    Reference is made to Exhibits 3.1 through 3.3.

  4.2*   Specimen Stock Certificate.

  4.3    Amended and Restated Registration Rights Agreement, dated as of
         September 28, 1999.

  5.1*   Opinion of Cooley Godward llp.

 10.1    Form of Indemnification Agreement.

 10.2    1999 Equity Incentive Plan and form of stock option agreement.

 10.3    1999 Employee Stock Purchase Plan.

 10.4    1999 Non-Employee Directors' Plan and form of stock option agreement.

 10.5    Cupertino City Center Net Office Lease by and between Cupertino City
         Center Buildings, as Lessor, and the Registrant, as Lessee, dated June
         11, 1998.

 10.6(1) Forte Software, Inc. Value-Added ReSeller (VAR) License and Services
         Agreement, dated October 29, 1998.

 10.7(1) Software License Agreement between Electronic Data Systems Corporation and the Registrant, dated July 11, 1998.

 10.8    Employment Agreement of Samuel T. Spadafora, dated April 24, 1998.

 10.9    Severance Agreement of Carol Realini, dated December 9, 1998.

 10.10   Severance Agreement of John Palmer, dated August 23, 1999.

 21.1    Subsidiaries of the Registrant.
 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2*   Consent of Cooley Godward llp (included in Exhibit 5.1).

 24.1    Power of Attorney (included in signature page).

 27.1    Financial Data Schedule.

--------
(1) Confidential treatment requested

 * To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

      (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue.

      (4) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denomination and registered in the names required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cupertino, State of California, on December 6, 1999.

                                          CHORDIANT SOFTWARE, INC.

                                          By:         /s/ Samuel T. Spadafora
                                             ----------------------------------
                                                    Samuel T. Spadafora
                                                 President, Chief Executive
                                                    Officer and Chairman

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Samuel T. Spadafora and Steven R. Springsteel, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to
(i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on these dates stated:

             Signature                           Title                    Date
             ---------                           -----                    ----

     /s/ Samuel T. Spadafora         President, Chief Executive     December 6, 1999
____________________________________ Officer (Principal Executive
        Samuel T. Spadafora          Officer) and Chairman

    /s/ Steven R. Springsteel        Executive Vice President and   December 6, 1999
____________________________________ Chief Financial Officer
       Steven R. Springsteel         (Principal Financial and
                                     Accounting Officer),
                                     Secretary

     /s/ Joseph F. Tumminaro         Chief Technical Officer and    December 6, 1999
____________________________________ Director
        Joseph F. Tumminaro

       /s/ Oliver D. Curme           Director                       December 6, 1999
____________________________________
          Oliver D. Curme
       /s/ Kathryn C. Gould          Director                       December 6, 1999
____________________________________
          Kathryn C. Gould

      /s/ Mitchell Kertzman          Director                       December 6, 1999
____________________________________
         Mitchell Kertzman

             Signature                           Title                    Date
             ---------                           -----                    ----

        /s/ William Raduchel         Director                       December 6, 1999
____________________________________
          William Raduchel

        /s/ Carol L. Realini         Director                       December 6, 1999
____________________________________
          Carol L. Realini

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement.

  3.1 Amended and Restated Certificate of Incorporation of the Registrant to be effective following the closing of this offering.

  3.2    Amended and Restated Bylaws of the Registrant.

  3.3    Amended and Restated Certificate of Incorporation of the Registrant.

  4.1    Reference is made to Exhibits 3.1 through 3.3.

  4.2*   Specimen Stock Certificate.

  4.3    Amended and Restated Registration Rights Agreement, dated as of
         September 28, 1999.

  5.1*   Opinion of Cooley Godward llp.

 10.1    Form of Indemnification Agreement.

 10.2    1999 Equity Incentive Plan and form of stock option agreement.

 10.3    1999 Employee Stock Purchase Plan.

 10.4    1999 Non-Employee Directors' Plan and form of stock option agreement.

 10.5    Cupertino City Center Net Office Lease by and between Cupertino City
         Center Buildings, as Lessor, and the Registrant, as Lessee, dated June
         11, 1998.

 10.6(1) Forte Software, Inc. Value-Added ReSeller (VAR) License and Services
         Agreement, dated October 29, 1998.

 10.7(1) Software License Agreement between Electronic Data Systems Corporation and the Registrant, dated July 11, 1998.

 10.8    Employment Agreement of Samuel T. Spadafora, dated April 24, 1998.

 10.9    Severance Agreement of Carol Realini, dated December 9, 1998.

 10.10   Severance Agreement of John Palmer, dated August 23, 1999.

 21.1    Subsidiaries of the Registrant.
 23.1    Consent of PricewaterhouseCoopers LLP.

 23.2*   Consent of Cooley Godward llp (included in Exhibit 5.1).

 24.1    Power of Attorney (included in signature page).

 27.1    Financial Data Schedule.

--------
(1) Confidential treatment requested

 * To be filed by amendment.